Form 20-F
period 2003-05-31
GEE TEN VENTURES INC
filed 2003-12-01
CIK 1076234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   May 31, 2003

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

Commission file number

0-29964

GEE-TEN VENTURES INC.

(Exact name of registrant as specified in its charter)

Province of British Columbia

(Jurisdiction of incorporation or organization)

525 Seymour Street, Suite 212, Vancouver, British Columbia, Canada, V6B 3H7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Number of outstanding shares of each of the Company's classes of capital or common stock as of May 31, 2003:  10,374,142 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    Ö    No ______

Indicate by check mark which financial statement item the registrant has elected to follow.

Item   17    Ö    Item 18 ______

-ii-

SIGNATURE PAGE

EXHIBIT INDEX

-iii-

GLOSSARY OF TERMS

Dyke	A tabular intrusive igneous rock that cuts across or along pre-existing country rock.

Dyke (Vein)	A long mass of eruptive rock, a dyke (vein) may consist of mineral deposits located between other rocks.

Felsic	Of or being a light-colored, igneous rock with a silica content of 70% or higher. Felsic rocks are generally rich in potassium feldspars, aluminum, and quartz.

flow through funds	Funds received from the sale of shares which meet certain criteria and qualify for flow through tax treatment for the purposes of the Income Tax
Act (Canada). Qualification as a "flow through share" enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer. Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow through shares on issue. For US shareholders, there are no benefits of subscribing for flow through shares.

Grade	The amount of valuable mineral in each ton of ore, expressed as troy ounces per ton for precious metals and as a percentage for other metals.

ICA	Investment Canada Act

Intermediate	A descriptive term applied to igneous rocks that are transitional between basic and acidic with silica (SiO2) between 54% and 65%.

Lapilli	Literally, "little stones." Round to angular rock fragments, measuring 1/10 inch to 2 ½ inches in diameter, which may be ejected in either a solid or molten state.

Laterite	A highly weathered red soil rich in iron and aluminum oxides. Typically formed in a tropical to temperate climate where intense chemical weathering is common.

Mafic	Referring to a generally dark-colored igneous rock with significant amounts of one or more ferromagnesian minerals, or to a magma with significant amounts of iron and magnesium.

1 acre = 0.405 hectare 1 foot = 30.48 centimeters 1 mile = 1.609 kilometers
Metric Conversion
1 ton = 0.907 tonne 1 troy ounce = 31.103 grams 1 ounce per ton = 34.285 grams per tonne

Mineral Deposit	A deposit of mineralization which may or may not be ore, the determination of which requires a comprehensive feasibility study.

-iv-

Mineralization	Rock containing minerals or metals of economic interest.

Mineralized material	A mineralized body which has been intersected by sufficient closely spaced
or mineralized	drill holes and/or sampling to support sufficient tonnage and average grade
deposits	of metal(s) to warrant further exploration-development work. This deposit does not qualify as a commercially mineable ore body, as prescribed under
Securities and Exchange Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded and supports a designation as Proven/Probable
Reserves.

Net smelter return	A phrase used to describe a royalty payment made by a producer of metals
royalty/NSR royalty	based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Ounces/oz	Troy ounces

oz/ton	Troy ounces per short ton

Probable reserves	Reserves that have reasonable geologic continuity but cannot be considered proven because inspection and measurement locations are not detailed enough to estimate accurately the size, shape, and mineral content of the body. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves	Reserves that can be accurately estimated by establishing the size, shape, and mineral content of an orebody by inspection and closely spaced samples.

Pyrite	A common sulphide mineral, shiny and yellow in color and composed of sulphur and iron, sometimes known as "fool's gold".

Pyroxenite	An igneous rock consisting primarily of a group of crystalline mineral silicates common in igneous rock and containing two metallic oxides.

Reserves	As defined by the Securities and Exchange Commission, that part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.

Reverse circulation	Drilling that produces rock chips rather than a core. This is faster and cheaper than diamond drilling, the chips are forced by air to the surface for analysis.

Sulphides	Compounds of sulphur with other metallic elements.

Supergene	Ores or mineralized material formed by secondary enrichment of hypogene mineralization typically overlying the hypogene zone.

-v-

Tuff	Rock formed of pyroclastic material.

Ton	Short ton (2,000 pounds)

Tonne	Metric tonne (1,000 kilograms)

Ultramafic	Igneous rocks made mostly of the mafic minerals hypersthene, augite, and/or olivine.

Volcanic Massive	Mineralization in sulphide form ( e.g., pyrite) containing a variety of metals
Sulphide	such as zinc, lead, copper, silver, gold, cobalt and others (hence polymetalic)
occurring in volcanic environments, i.e., rock originating from volcanoes.

Volcanogenic massive	A mineral deposit of metallic sulfides formed directly through processes
sulfide deposit	associated with volcanism, commonly in a submarine setting.

-vi-

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Such statements are included, among other places, in this document under the headings "Description of Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Trend Information". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, the Company's lack of revenues and history of operating losses; the Company's insufficient cash reserves and need for additional financing; the lack of proven or probable mineral reserves; the potential for inaccurate estimates of mineralized material or production costs; risks associated with mineral exploration; the risks associa ted with the issuance of flow through shares; potential defects in title to properties; competition; currency fluctuations; environmental requirements and liability claims; fluctuations in gold prices; dependence on key personnel; potential conflicts of interests involving directors and officers; and the potential inability to enforce U.S. judgments against the Company and its officers and directors. Certain forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors that could affect the operation or financial results of the Company are included in this document under "Item 3.D.- Risk Factors". Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, the Company cannot guarantee future results, performance and achievements or other future events. The Company is under no duty to update any of its forward-looking statements after the date of this report. Readers should not place undue reliance on such forward-looking statements.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

	Year Ended May 31

	2003	2002	2001	2000	1999

Average for Period	0.6576	0.6375	0.6593	0.6791	0.6609

The following table sets out the high and low exchange rates for one Cdn$ expressed in terms of one US$ in effect at the end of the following periods.

-vii-

U.S. Dollars Per Canadian Dollar

	October 2003	September 2003	August 2003	July 2003	June 2003	May 2003
High for the Month	0.7667	0.7420	0.7225	0.7481	0.7491	0.7437
Low for the Month	0.7418	0.7206	0.7092	0.7085	0.7263	0.7032

As of November 20, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7674 (US$1.00 = CDN$1.3031).

In this Form 20-F ("Annual Report"), unless otherwise specified, all monetary amounts are expressed in Canadian dollars. In addition, unless otherwise specified, all references to number of shares and issue, exercise or conversion prices have been adjusted to reflect a 3.5 to 1 consolidation of share capital effected on September 16, 1994. The consolidation was effected by (i) obtaining shareholder approval by special resolution to the motion to consolidate on a 3.5 to 1 basis, (ii) filing notice of the proposal to consolidate with the Vancouver Stock Exchange and receiving their acceptance, and (iii) filing a certified copy of the special resolution and an altered memorandum with the British Columbia Registrar of Companies.

-viii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Set forth in the following table are selected financial data with respect to Gee-Ten Ventures Inc.'s ("Company") financial condition and results of operation for the fiscal years ended May 31, 1999 to May 31, 2003.

The selected financial data have been extracted from, and are qualified by reference to the financial statements included herein at Item 17. The financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For a reconciliation to accounting principals generally accepted in the United States ("U.S. GAAP"), see Note 12 to the Consolidated Financial Statements for the years ended May 31, 2003 and 2002. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Fiscal Year Ended May 31,
	2003	2002	2001	2000	1999
(In Canadian Dollars)

Revenue
Canadian GAAP	$ 29	$ 48	$ 548	$ 1,471	$ 7,870

Total Assets
Canadian GAAP	$ 373,937	$ 85,138	$ 70,711	$ 40,472	$ 200,785
U.S. GAAP	$ 239,263	$ 65,521	$ 68,293	$ 38,050	$ 230,478
Loss
Canadian GAAP	$ 224,223	$ 168,203	$ 195,075	$ 222,857	$ 375,787
U.S. GAAP	$ 348,766	$ 230,710	$ 197,493	$ 288,663	$ 139,640

Share Capital
Canadian GAAP	$ 2,752,479	$ 2,226,058	$ 2,151,898	$ 1,741,192	$ 1,741,192
U.S. GAAP	$ 2,761,965	$ 2,286,117	$ 2,279,416	$ 1,856,527	$ 1,853,165

Shareholders' Equity (Net Assets)
Canadian GAAP	$ 285,378	$ (98,112)	$ (4,069)	$ (219,700)	$ 3,157
U.S. GAAP	$ 150,704	$ (117,729)	$ (6,487)	$ (222,122)	$ 32,850

Loss Per Share[1]
Canadian GAAP	$ 0.03	$ 0.03	$ 0.04	$ 0.05	$ 0.09
U.S. GAAP	$ 0.05	$ 0.04	$ 0.04	$ 0.07	$ 0.03

Basic loss per share - Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

During the past five (5) fiscal years to date, the Company has not had any long-term obligations and has not declared any dividends.

The Company does not have preferred shares.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of its business. The following factors should be considered:

Lack of Revenues; History of Losses

The Company has not recorded any revenues or net income from its operations nor has the Company commenced commercial production on any of its properties over the Company's fifteen (15) year existence. The Company has accumulated net losses of approximately $2,548,393 through May 31, 2003. There can be no assurance that significant additional losses will not occur in the near future or that the Company will generate any revenues from mining operations or be profitable in the future. The Company anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years as it adds the consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties. The amounts and timing of expenditures will depend on the Company's ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to continue to incur losses unless and until such time as properties enter into commercial production, if at all, and generate sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any revenues or achieve profitability.

Insufficient Cash Reserves; Need for Additional Funding

As of May 31, 2003, the Company's cash balance totaled $210,405. In June 2002, the Company settled debts aggregating $128,570 through the issuance of 989,000 common shares of the Company. During the year ended May 31, 2003, the Company completed the following private placements:

  a non-brokered private placement of 1,130,000 units ("Units") at $0.075 per Unit for gross proceeds to the Company of $84,750, with each Unit consisting of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price $0.10 per share for a period of one year expiring February 10, 2004.
  a non-brokered private placement of 1,256,000 special warrants ("Special Warrants") at a price of $0.10 per Special Warrant for gross proceeds to the Company of $125,600, with each Special Warrant convertible into one common share and one share purchase warrant for no additional consideration on or before February 20, 2005. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.10 for a period of two years expiring February 20, 2005. During the year, 1,081,000 of the 1,256,000 Special Warrants were exercised and 1,081,000 common shares were issued leaving a balance of 175,000 Special Warrants.
  a non-brokered private placement of 820,000 Units at a price of $0.25 per Unit for gross proceeds of $205,000. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.32 per share for a period of two years expiring April 28, 2005.

Unless the Company raises additional funds, it will only have sufficient working capital to fund its operations until the end of the calendar year ending December 31, 2004. The Company's minimum and discretionary expenditures (other than exploration and development expenditures) from May 31, 2003 through May 31, 2004 are estimated to be $80,000 and $10,000, respectively. Approximately one-third (1/3) of the minimum expenditures are payable on a monthly basis, with the remainder payable throughout the year. The minimum and discretionary expenditures do not include management fees of $30,000 per year. Management pays itself only when sufficient funds are available, otherwise these management fees accrue.

As of May 31, 2003, a total of $125,460 was spent on exploration work on the lode mining claims in Nye County, Nevada ("Bald Mountain Gold Property"). Future mineral property acquisitions or exploration programs, if any, may also require additional financing. If the Company's exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. The only sources of funds presently available to the Company are the exercise of outstanding share purchase warrants and stock options by holders of such warrants or options, the sale of equity capital of the Company or the sale by the Company of an interest in its properties, in whole or in part. While the Company may generate additional working capital through the development or sale of its properties in whole or in part, there is no assurance that any such funds will be available for operations or obtainable upon terms acceptable to the Company. There can be no assurance that the Company will be successful in raising additional funds to fund its operations or that additional financing, if any, can be obtained on terms acceptable to the Company.

"Inactive" Status on the TSX Venture Exchange Could Cause the Company's Stock Price to Fall and Decrease the Liquidity of its Common Shares

The Company's common shares are currently is quoted on the TSX Venture Exchange ("Exchange"), which has certain compliance requirements for continued listing of common shares. As of May 17, 2002, the Company was declared "inactive" by the Exchange due to its failure to meet the Tier Maintenance Requirements as outlined in Exchange Policy 2.5. To regain an active status, the Company was expected by the Exchange to initiate a reorganization within twelve (12) months of being designated inactive and is required to achieve Tier Maintenance Requirements no later than November 15, 2003. Trading in the securities of the Company may be suspended if these requirements are not met.

In August 2002, the Company submitted a reactivation package to the Exchange, to have its inactive status lifted based on the merit of its Bald Mountain Gold Property, and conditional upon obtaining necessary financing for the exploration of the property. This application was subsequently approved by the Exchange subject to the satisfaction of certain conditions.

During the year ended May 31, 2003, the Company completed its reorganization and satisfied its tier 2 maintenance requirements with the Exchange by completing two private placements. The proceeds from the private placements will be used to finance its exploration program of the Bald Mountain Gold Property.

If the Company's common shares were to be declared "inactive" on the Exchange in the future, it could materially and adversely affect the trading market and prices for the Company's common shares, the Company's ability to issue additional securities or to secure additional financing and could severely limit the liquidity of the Company's common shares.

No Proven or Probable Reserves, Estimates of Mineralized Material and Production Costs May Be Inaccurate

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "reserves." The Company has not defined or delineated any proven or probable reserves on any of its properties. Although the mineralized material estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Estimates of mineralized materials and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results. Short-term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that gold and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Mineral Exploration Risks; No Liability Insurance

Mineral exploration generally involves a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins and other accidents, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences, against which it cannot insure, or may elect not to insure, may delay development or production, increase production costs or result in liability. The payment of such liabilities may have a material, adverse effect on the Company's financial position. The Company does not maintain any form of liability insurance as protection against such risks.

Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for exploration expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

No Mineral Producing Properties; Company is in Exploration Stage

The Company is an exploration-stage company. There are no known ore reserves on the Company's property and any work program on the property would be an exploratory search for ore grade mineralization. There can be no assurance that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

The exploration for and development of mineral deposits is a speculative venture necessarily involving substantial risks. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercially viable mineral deposits. Few properties which are explored are ultimately developed into producing mines. The Company has no plant or equipment located on any of its sites. Major expenses may be required to establish ore reserves, develop metallurgical processes, construct mining and processing facilities at a particular site and establish the required infrastructure (i.e., electricity and roads). In exploring its properties, the Company may be subjected to an array of complex economic factors and accordingly, there can be no assurance that feasibility studies will be carried out on any of its properties or that results projected by any feasibility study will be attained in the event that the Company commences production on any of its properties.

Risk Associated with the Issuance of Flow Through Shares

In the past, the Company has financed its exploration activities and operations primarily through the issuance of equity, including flow-through shares. Under the Income Tax Act (Canada), exploration companies are permitted to issue flow through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 24 months) and to flow through or "renounce" the related tax deduction to the investor. In short, the proceeds from the issuance of flow through shares are restricted and required to be expended on "qualifying expenditures," which are related to exploration.

In general, the Company has agreed to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the agreement. In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment of the for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract. However, there is no right of recession of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures. In addition, the Company would be required to pay a penalty and interest to Revenue Canada for failure to make and renounce such qualifying expenditures.

The Company's flow through share agreements do not require the Company to maintain segregated bank accounts for such proceeds. The Company is subject to audit by Revenue Canada as to the use of the proceeds, and the failure to hold proceeds in segregated bank accounts substantially increases the likelihood that such proceeds will be expended on non-qualifying expenditures.

Although the Company believes it has made the qualifying expenditures and renounced the related tax deduction for the benefit of the purchasers of its flow through shares, there can be no assurance that the Company has made or will make qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company's business or its ability to raise additional financing through the issuance of flow through shares.

Potential Defects in Title to Properties

The Company has taken and will continue to take all reasonable steps, in accordance with the laws and regulations of the jurisdictions in which its properties are located, to ensure proper title of the properties it may acquire in the future, either at the time of acquisition or prior to any major expenditures thereon. This, however, should not be construed as a guarantee of title. There are no assurances that the Company will obtain title. Both presently owned and after-acquired properties may be subject to prior unregistered agreements, transfers, land claims or other claims or interests and title may be affected by undetected defects. In addition, third parties may dispute the rights of the Company to its properties and other interests. The Company will attempt to clear title and obtain legal opinions commensurate to the intended level of expenditures required on areas that show promise. There can be no assurance, however, that the Company will be successful in doing so.

Environmental Requirements

The current or future operations of the Company, including exploration and, if warranted, development activities and commencement of production on its properties, require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Companies engaged in the exploration for, development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities with respect to the lode mining claims on the Bald Mountain Gold Property. Work proposed for the Bald Mountain Gold Property represents initial stage exploration work and as such permitting requirements are less stringent than later development stage work. Carl Verley, a former Company director, met with US Forest Service officials at the Bald Mountain Gold Property in Nevada to review their concerns and proposals with respect to mitigating any environmental disturbance caused by the exploration program proposed for this property. The Company subsequently received written confirmation from the Forest Service that it can proceed with the exploration work, subject to posting a bond for reclamation in the amount of US$2,000 prior to commencing work. There can be no assurance, however, that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

The further exploration of the properties of the Company will require the cooperation of some various governments having jurisdictions including the granting of additional rights and permits concerning exploring for and mining on the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could significantly adversely affect the business of the Company.

Volatility of Gold and Other Metal Prices

The economics of developing gold and other metal propertie s are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major gold-producing regions. Moreover, gold prices are also affected by macroeconomic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline below the Company's expected cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue exploration activities.

The following table of the annual high, low and average London P.M. Fix illustrates the volatility of gold prices:

	Price Per Ounce
Year	High	Low
1989	US$416	US$356
1990	424	346
1991	403	344
1992	360	330
1993	406	326
1994	396	370
1995	396	372
1996	415	367
1997	367	283
1998	313	273
1999	325	253
2000	313	264
2001	293	256
2002	350	278

The London P.M. Fix on November 21, 2003, was US$395.50 per ounce.

Competition

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop and produce such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources will have a material adverse effect on the Company's results of operation and business.

Currency Fluctuations

The Company was incorporated under the laws of the Province of British Columbia and its financial results are quantified in Canadian dollars. The Company raises equity funding through the sale of securities denominated in Canadian dollars, whereas exploration and development expenditures on the Bald Mountain Gold Property will be incurred in the U.S. Dollar, and its obligations for general administrative expenses are generally denominated in the Canadian Dollar. The declining value of the Canadian dollar as against the U.S. dollar may have a materially adverse effect on the Company's business and results of operations.

The Company does not currently take any steps to hedge against currency fluctuations, although it may elect to hedge against the risk of currency fluctuations in the future by investing or holding part of its funds in non-Canadian currency or denominated instruments. There can be no assurance that steps taken by the Company to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Additional Disclosure Requirements Imposed on Penny Stock Trades

If the trading price of the common shares is less than $5.00 per share, trading in the common shares would be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock. Broker-dealers are required to deliver to a customer information regarding the risks of investing in penny stocks, its offer and bid prices for the penny stock and the amount of compensation received by the broker-dealer with respect to such transaction. The additional burdens imposed upon broker-dealers may discourage broker-dealers from effecting transactions in penny stocks, which could reduce the liquidity of the common shares and thereby have a material adverse effect on the trading market for the securities.

Tax Consequences for U.S. Shareholders as a Result of the Company's Status as a Passive Foreign Investment Company

Certain U.S. federal income tax legislation contains rules governing "passive foreign investment companies" (a "PFIC"), which can have significant adverse U.S. tax consequences to U.S. shareholders of foreign corporations. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in future fiscal years. See "Item 10. E. - Taxation--Certain United States Federal Income Tax Consequences" for a discussion of the PFIC rules.

Certain U.S. income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax consequences on certain U.S. shareholders of foreign corporations. The Company believes that it qualifies as a PFIC for the current fiscal years and may qualify as a PFIC in future years. Certain U.S. shareholders who hold stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. holder. In addition, special rules apply if the Company qualifies as both a passive foreign investment company and a "controlled foreign corporation" and the U.S. shareholder owns, directly or indirectly, 10% or more of the total combined voting power of all classes of the Company's shares. See "Item 10. E. - Taxation" for a discussion of such tax consequences.

Shares Reserved for Future Issuance; Dilution

As of November 24, 2003, the Company has reserved 949,000 common shares for issuance on the exercise of incentive stock options and has reserved 2,349,000 common shares for issuance on the exercise of warrants outstanding. If such options and warrants are fully exercised, such common shares would constitute 24.27% of the Company's share capital. The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.

Dependence on Key Personnel; Lack of Employment Contracts and Key-man Insurance

The business of the Company is highly dependent on Jesus R. Martinez and Dr. Paul Shatzko due to their contacts and knowledge of the mineral properties in which the Company has or is proposing to acquire interests. The departure of Messrs. Martinez and Shatzko from the Company could have a material adverse effect on the business of the Company. The Company is party to a management contract with Carver Management Services Inc. ("Carver") pursuant to which Carver is engaged to perform management services at a cost of $2,500 per month. Carver is owned and controlled by Messrs. Martinez and Shatzko. Other than the management contract with Carver, there are no employment contracts between the Company and Messrs. Martinez and Shatzko. The Company does not maintain any key-man life insurance.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers of the following companies engaged in mineral exploration and development, and mineral property acquisitions: Mountain Province Diamonds, Inc., Dasher Exploration Ltd. and Golden Fortune Investments Ltd.

To the extent that such other companies may participate in ventures in which the Company may participate, certain officers and/or directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Potential Inability to Enforce U.S. Judgments against the Company or its Officers and Directors

The Company is incorporated under the laws of British Columbia, Canada and, all of the Company's directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The legal and commercial name of the Company is Gee-Ten Ventures Inc.

The Company is a mineral exploration company that was incorporated under the name Ricafuerte Mining Corp. under the laws of British Columbia, Canada on April 24, 1987, with an authorized capital of 20,000,000 common shares without par value. On September 16, 1994, the Company changed its name to Gee-Ten Ventures Inc., consolidated its common shares on a 3.5-to-1 basis and altered its post-consolidation capital to consist of 100,000,000 common shares without par value. The consolidation was effected by (i) obtaining shareholder approval by special resolution to the motion to consolidate on a 3.5 to 1 basis, (ii) filing notice of the proposal to consolidate with the Vancouver Stock Exchange and receiving their acceptance, and (iii) filing a certified copy of the special resolution and an altered memorandum with the British Columbia Registrar of Companies.

The registered office of the Company is Kjeld Werbes Law Corporation at 708-1111 W. Hastings Street, Vancouver, British Columbia, Canada V6E 2JS, telephone number 604/669-3233.

Since the commencement of the Company's last full fiscal year, there has been no material reclassification, merger or consolidation of the Company or any material changes in the mode of conducting its business. Since June 1, 2002, the Company has not made any acquisitions or dispositions of material assets other than in the normal course of business.

The Company's principal capital expenditures and divestitures during the last three financial years are as follows:

	2001	2002	2003
Additions to Mineral Property Acquisition and Deferred Exploration Costs	$ 2,418	$ 2,448	$ 115,057
Mineral Property Costs Written Off	Nil	Nil	Nil

The Company is currently negotiating with third parties regarding the exploration activities and associated costs related to such activities with respect to the Bald Mountain Gold Property. The Company is presently engaged in preliminary deliberations regarding the exploration activities and associated costs related to such activities with respect to the Quebec Gold Property. As a result, the Company does not have any principal capital expenditures currently in progress and it is difficult at this time to determine such expenditures and the geographic allocation of such expenditures in the near future. Any such expenditures made by the Company will be financed from the Company's working capital. There are no divestitures currently in progress.

There has been no indication of any public takeover offers by third parties in respect of the Company's common shares or by the Company in respect of other companies' shares during the last or in the current fiscal year.

B. Business overview

The Company is a mineral exploration company engaged directly and indirectly through its subsidiary in the acquisition and exploration of mineral properties and related undertakings.

The company is an exploration stage company and has no mineral producing properties at this time. All of the company's properties are exploration projects, and the company has not received revenues from production during the last three fiscal years. All work presently planned by the company is directed at defining mineralization and increasing understanding of the characteristics and economics of that mineralization. There is no assurance that a commercially viable ore deposit exists in any of the company's properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

The following is a description of the Company's operations and its principal activities over the last three (3) fiscal years:

Fiscal 2001

During the fiscal year ended May 31, 2001 ("Fiscal 2001"), the Company entered into a memorandum of understanding ("MOU") dated December 11, 2000, with Photon Communications Co., Ltd. ("Photon") of Wuxi, China to explore the possibility of obtaining business opportunities involving The Wuxi National Hi-Tech Industrial Development Zone in China. The opportunities would involve attempts to bring western technology into China in a synergistic business relationship. One opportunity presented was involvement in the telecommunications industry.

Pursuant to the MOU, the Company advanced a total of $100,000 through a jointly administered account between the Company and Photon, of which $68,000 was utilized to finance expenses relating to the due diligence and investigative costs of the project.

Due to the downturn in the financial markets, specifically in the hi-tech sector, together with the Company's lack of funds to sustain the expensive logistics of doing business abroad coupled with the diminished value of the Canadian dollar, the Company decided to concentrate on other projects within Canada rather than further invest in potential opportunities abroad.

Fiscal 2002

During the fiscal year ended May 31, 2002 ("Fiscal 2002"), Photon ceased and closed down its operations due to its unsuccessful completion of its online China hotel booking website. Accordingly, the Company has written-off its advances of $32,000 made to the jointly administered account between the Company and Photon.

During Fiscal 2002, the Company spent $17,848 in testing GenX2, a simple device retrofit fuel saving device for both gasoline and diesel powered engines. The tests did not prove successful, and the Company decided not to proceed with the GenX2 product.

As of May 17, 2002, the Company was declared "inactive" by the Exchange. A listed Company trading under the inactive designation does not meet the tier maintenance requirements as outlined in Exchange Policy 2.5. The Exchange uses the term "inactive" to determine if a company meets or does not meet certain minimum standards of asset base, cash on hand and expenditures.

To regain an active status, the Company was expected to initiate a reorganization within twelve (12)months of being designated inactive and is required to achieve tier maintenance requirements no later than November 15, 2003. Trading in the securities of the Company could be suspended if these requirements were not met.

In August 2002, the Company submitted a reactivation package to the Exchange, to have its inactive status lifted based on the merit of its Bald Mountain mineral property in Nevada, and conditional upon obtaining necessary financing for the exploration of the property. This application was subsequently approved by Exchange subject to certain conditions.

Fiscal 2003

During the year ended May 31, 2003 ("Fiscal 2003"), the Company completed its reorganization and satisfied its tier 2 maintenance requirements with the Exchange by completing two private placements. The proceeds from the private placements was used to finance its exploration program on the Bald Mountain Gold Property.

The Company overall raised $415,350 through its three private placements during Fiscal 2003.

During Fiscal 2003, the Company staked an additional 26 mineral claims on the Bald Mountain Gold Property, and expended $115,057 on mineral properties and deferred exploration costs related to this property. The exploration results were encouraging as reported by Peter Christopher, PhD, PEng in his report dated July 29, 2003. The Company is currently negotiating with several parties to option this property for further exploration work.

Subsequent Events

On June 26, 2003, the Company entered into an agreement with Gestion Lemco Inc. ("Lemco") whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec ("Quebec Gold Property"). As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000. A finder's fee payable in either cash or shares or a combination of both shall be paid in connection with this transaction.

In October 2003, the Company sent two representatives to Angola to review the possibility of acquiring a diamond prospect from ENDIAMA (National Society of Diamonds in Angola) ("Diamond Prospect"). A prospect of particular has been defined in the Province of Lunda Norte, Angola. The Company will be sending two Canadian professional engineers to Angola in order to prepare a report on the prospect.

There can be no assurance, however, that the Company will acquire the Diamond Prospect or that such prospect will be available to the Company on terms acceptable to it.

Government Regulation

In Nevada, the Company's projects are on unpatented lode claims located on U.S. federal public lands. The right to use such claims is granted through the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented claims is often uncertain. This uncertainty rises, in part out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state laws and regulations. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. In recent years, the United States Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things, impose a royalty on production from unpatented mining claims, reduce or prohibit the ability of a company to expand its operations and require a material change in the method of exploiting reserves located on mining claims. All of the foregoing could adversely affect the economic and financial viability of the Company's projects in Nevada.

Prior to conducting exploration work on federal ground, the Company is required to file an Annual Notice or Plan of Operations with the Bureau of Land Management. Other legislation and regulations that may affect the Company's activities in Nevada are administered through the Fish and Wildlife Service, the Forest Service and the Department of Labor, Mine Safety and Health Administration.

C. Organizational structure

The Company has one (1) subsidiary, American Ricafuerte Corp., which was incorporated by the Company under the laws of Nevada to hold the Company's interest in the Bald Mountain Gold Property.

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiary.

D. Property, plants and equipment

Bald Mountain Gold Property

There are no known ore reserves on the Bald Mountain Gold Property and all work programs on the Bald Mountain Gold Property are exploratory searches for ore grade mineralization.

The Bald Mountain Gold Property is located in Northern Nye County, Nevada and is accessible by motor vehicle from Tonopah, 38 miles to the south-southwest, via Highway 376 and then Highway 18. The last six (6) miles to the property is via a dirt road.

The Bald Mountain Gold Property is the subject of (i) a report dated September 24, 1998, prepared by Colin I. Godwin, PhD, PEng, PGeo., a copy of which is available for review at the offices of the Company; and (ii) a report dated July 29, 2002 prepared by Peter Christopher, PhD, PEng., a copy of which is also available for review at the offices of the Company and a report dated July 29, 2003 prepared by Peter Christopher, PhD, PEng. ("Christopher Report").

The Company, through its wholly owned subsidiary, American Ricafuerte Corp., is the registered and beneficial owner of the Bald Mountain Gold Property. The Company has assigned a 1.5% net smelter return royalty in the property to a group consisting of Colin Godwin, Greg Sinitsin and 324788 B.C. Ltd., the latter of which is a company controlled by Carl Verley, a former director of the Company.

The following discussion of the Bald Mountain Gold Property is extracted from the Christopher Report:

Overview

The Bald Mountain Gold Property consists of 42 contiguous lode claims. The property is within the Manhattan Caldera and within an area of significant gold production, as emphasized by the nearby Round Mountain mine, which in 1988 had reserves of about 8 million ounces of gold and 30 million ounces of silver.

The property is characterized by fault-controlled veins, and disseminated gold mineralization that is possibly of the bedding-replacement or manto type. The latter type of gold deposit model supports the possibility of the presence of a large tonnage economic gold deposit. The former type of deposit may be analogous to the blind, high grade gold-silver, low-sulphidation epithermal vein system currently being mined by Barrick Gold in Elko County, northern Nevada. The high-grade gold vein model of mineralization has not been adequately tested by previous work on the Bald Mountain Gold Property.

History

Prospecting in the area has a history that goes back to the 1860's with the exploitation of high-grade gold and silver veins in the area.

Evidence of previous exploration work on the Bald Mountain Gold Property consists of four old bulldozer trenches. Notices at several old claim monuments indicate that the ground was located in 1959 as the "Lava Cap" claims. This exploration work may have been undertaken in the search for uranium in the 1950's. However, the property is not listed as a uranium occurrence. Sampling by the USGS located a gold anomaly on the property—presumably in one of the old trenches. This prompted Ricafuerte Mining Corp.'s acquisition of the ground in 1987 through its wholly-owned U.S. subsidiary American Ricafuerte Mining Corp.

Ricafuerte Mining Corp.'s initial exploration of the Bald Mountain Gold Property in 1987 consisted of soil and rock sampling. Further soil work and prospecting were carried out in 1988, 1989 and 1990. In 1991, Ricafuerte Mining Corp. conducted a six hole reverse circulation drill program on the claims. Saga Exploration Co. of Reno, Nevada was the drill contractor. A Canterra CT 312 drill mounted on a rubber tired articulating carrier was utilized. Drilling commenced September 14, 1991 and was finished September 21, 1991. Average footage rate was 500 feet (150 m) per day of drilling. Ground conditions encountered during drilling were excellent and all holes were drilled dry. Sample interval was 5.0 feet (1.5 m). Gold geochemical and 30 element ICP analytical work was conducted by Pioneer Laboratories Ltd. in Vancouver, B.C. for drill cuttings collected by Ricafuerte Mining Corp.

Ricafuerte Mining Corp. optioned the property to Rio Algom Exploration Inc. in 1992. During 1992 and 1993, Rio Algom Exploration Inc. conducted reverse circulation drilling in 12 holes totaling a further 5990 feet (1826 m). Ecklin Drilling was the drill contractor. A buggy mounted drill was also utilized in that program. Again ground conditions encountered during drilling were excelle nt and all holes were drilled dry. Sample interval was 5.0 feet (1.5 m). Cone Geochemical Inc. of Lakewood, Colorado did analytical work on drill cuttings sampled by Rio Algom Exploration Inc. Rio Algom Exploration Inc. provided Ricafuerte Mining Corp. with their drill logs, assay data and geological map.

Since the major program by Rio Algom Exploration Inc., the historical sequence of events on the Bald Mountain Gold Property has been as follows:

1.	Ricafuerte Mining Corp. reorganized and consolidated to Gee-Ten Ventures Inc September 16, 1994.
2.	American Ricafuerte Corp. dropped all 66 AAA claims September 1, 1995.
3.	Amerlin Exploration Services Inc. staked six core AAA lode claims in August 1966.
4.	Amerlin Exploration Services Inc. staked an additional 10 AAA lode claims in September 1997.
5.	Amerlin Exploration Services Inc. transferred the 16 unpatented AAA lode claims to American Ricafuerte Corp. in February 1998.

Exploration Expenditures

Exploration expenditures on the Bald Mountain Gold Property total about $CDN 217,500. These expenditures, from 1989 to 1997, have been by Ricafuerte Mining Corp., on behalf of Ricafuerte Mining Corp. by Rio Algom Exploration Inc., or by Ricafuerte Mining Corp.'s successor Gee-Ten Ventures Inc.

COMPANY	YEAR	EXPLANATION	US$	CDN$
Ricafuerte	1989	Mapping and geochemical sampling		$ 5,300
Ricafuerte	1991	Reverse circulation drilling (5 holes), assaying, etc.		63,550
Rio Algom	1992	Reverse circulation drilling (10 holes), assaying, mapping and geochemical sampling, etc.	$ 70,557	111,475
Rio Algom	1993	Reverse circulation drilling (2 holes), assaying, etc.	15,000*	23,700
Gee-Ten	1997	Induced polarization/resistivity/magnetic surveys	10,450	16,511
Gee-Ten	2003	Soil and vegetation geochemical surveys & induced polarization/resistivity/magnetic surveys		100,000
TOTAL IN CANADIAN DOLLARS				317,500

Quebec Gold Property

On June 26, 2003, the Company entered into an agreement with Lemco whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec. As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000. A finder's fee payable in either cash or shares or a combination of both shall be paid in connection with this transaction.

The Company intends to raise flow-through money to do exploration work on this property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended May 31, 2001 through 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars. As was noted earlier in this Annual Report, the Company's financial statements have been prepared in accordance with Canadian GAAP.

Note 12 of the Consolidated Financial Statements of the Company included herein discusses some of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation's financial statements. Generally, under Canadian GAAP, exploration and development costs related to the Corporation's mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. GAAP, the exploration costs related to the Corporation's mineral properties under development are expensed as incurred. As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration and development expenses. In addition, shareholder's equity and total assets of the Corporation are decreased under U.S. GAAP because exploration costs related to the Corporation's mineral properties are expensed as incurred. In addition, under U.S. GAAP contingently cancellable escrow shares would not be included in the calculation of the weighted average number of shares outstanding during the year then ended and would not have been included in the calculation of loss per share which has the effect of increasing the loss per share. Further, under U.S. GAAP, the Company would incur a compensation expense equal to the difference between the issue price of the releasable escrow shares and the fair market value at the Company's year end, which has the effect of increasing net loss. See Note 12 of the Consolidated Financial Statements for further details and differences between Canadian GAAP and U.S. GAAP.

Critical accounting Policies

Mineral Properties and Deferred Exploration

Acquisition and exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The Company periodically reviews the value of its mineral claims through review of various engineering reports and enquiry of its consultants. Once the decision is made to cease further exploration and a ready market is not available for sale, the acquisition costs and related deferred exploration costs are written off.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

Overview

The Company is an exploration-stage company engaged directly in the acquisition and exploration of mineral properties with the goal of developing them to a stage whereby they can be mined at a profit or developed to a stage that would interest a major mining company to take over the property or obtain control of the Company by way of stock purchase of the Company on the open market. Development and production of the Company's properties would commence only if warranted by exploration results. The Company does not have producing properties at this time and as such is a highly speculative investment in this current market.

The Company has total deferred exploration expenditures and acquisition costs of mineral properties of $125,460 and $9,214, respectively, as at May 31, 2003, compared to deferred exploration expenditures and acquisition costs of mineral properties of $11,732 and $7,885, respectively, as at May 31, 2002.

The recoverability of amounts shown for mineral properties and related deferred exploration expenditures is dependent upon:

  the discovery of economically recoverable mineral reserves;
  confirmation of the Company's interest in the underlying mineral claims;
  the ability of the Company to obtain the necessary financing to complete development;
  obtaining government permitting approval; and
  future profitable production or proceeds from the disposition thereof.

Future write-downs of properties are dependent on many factors including:

  general and specific assessments of mineral resources;
  the likelihood of increasing or decreasing the resources;
  land costs;
  estimates of future mineral prices;
  potential extraction methods and costs;
  the likelihood of positive or negative changes to the environment;
  taxation; and
  labor and capital costs.

The Company cannot assess the monetary impact of these factors at the current stage of exploration of its properties. The dollar amounts shown as deferred expenditures are direct costs of maintaining and exploring properties and do not reflect present or future values.

Results of Operations

The Company's activities are primarily directed to exploration programs, and yearly variations in individual property costs generally reflect increases or decreases in specific exploration costs. A year-to-

year comparison of the results of operations for the three (3) fiscal years ended May 31, 2003, 2002, and 2001, are as follows:

Fiscal 2002 Compared to Fiscal 2003

During Fiscal 2003, the overall expenses increased to $224,252 from $168,251 during Fiscal 2002. This increase was a result of compensation costs of $63,792 that were recorded in the statements of loss and deficit (as a consulting fee) for options granted to consultants of the Company with the Company's adoption as of June 1, 2002 of the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants, which require prospective application to all stock options granted on or after the date of adoption. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after June 1, 2002, using the fair value method. The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically remeasured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. There was no consulting costs during Fiscal 2002.

During Fiscal 2003 there were no business evaluation costs as compared to $17,848 during Fiscal 2002. Similarly there were no write-offs during Fiscal 2003 as compared to a write-off of $32,000 of cash held for specified purposes during Fiscal 2002. The absence of these costs during Fiscal 2003, however, were offset by the increases compared to Fiscal 2002 in office costs by $17,567, in promotion and travel costs by $6,005, professional fee by $6,986 and transfer agent and regulatory fees by $7,452. These increases were due primarily due to the increased level of business activities during Fiscal 2003.

The Company performed exploration work in the amount of $113,728 on the Bald Mountain Gold Property in Fiscal 2003 compared to $2,448 expended in Fiscal 2002.

During each of Fiscal 2003 and 2002, the Company paid Carver Management Services, Inc. $30,000 for management fees.

During Fiscal 2003, the Company settled debts aggregating $128,571 through the issuance of 989,000 common shares of the Company. During Fiscal 2003, the Company completed the following private placements:

  a non-brokered private placement of 1,130,000 Units at $0.075 per Unit for gross proceeds to the Company of $84,750. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price $0.10 per share for a period of one year expiring February 10, 2004.
  a non-brokered private placement of 1,256,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds to the Company of $125,600. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.10 for a period of two years expiring February 20, 2005. During the year, 1,081,000 of the 1,256,000 Special Warrants were exercised and 1,081,000 common shares were issued leaving a balance of 175,000 Special Warrants.

  a non-brokered private placement of 820,000 Units at a price of $0.25 per Unit for gross proceeds of $205,000. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.32 per share for a period of two years expiring April 28, 2005.

During Fiscal 2002, no funds were raised through private placements and there was no debt settlement.

In Fiscal 2002 the Company received $74,160 from the issuance 528,000 shares from the exercise of stock options. No stock options were exercised during Fiscal 2003.

Fiscal 2001 Compared to Fiscal 2002

Overall expenses decreased from $195,623 during Fiscal 2001 to $168,251 during Fiscal 2002. This was due primarily because the business evaluation costs were $68,000 in Fiscal 2001 compared to $17,848 in Fiscal 2002. In Fiscal 2002 however, there was a write-off of cash held for specified purposes of $32,000 compared to no write-off in Fiscal 2001. In Fiscal 2002, the professional fees were $61,188 compared to $70,725 in Fiscal 2001.

The Company performed exploration work in the amount of $2,448 on the Bald Mountain Gold Property in Fiscal 2002 compared to $2,418 expended in Fiscal 2001.

During each of Fiscal 2001 and 2002, the Company paid Carver Management Services, Inc. $30,000 for management fees. The Company paid rent and related office charges in the amount of $7,240 in Fiscal 2001 as compared to $7,420 in Fiscal 2002.

In Fiscal 2002 the Company received $74,160 from the issuance 528,000 shares from the exercise of stock options compared to $4,180 from the issuance of 11,000 shares from the exercise of options in Fiscal 2001.

During Fiscal 2001, the Company completed a private placement of 470,000 units at $0.33 per unit raising $155,100. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.38 per share, expiring November 29, 2001. In comparison there was no private placement conducted in Fiscal 2002.

During Fiscal 2001, the Company settled debts aggregating $251,426 through issuance of 811,049 shares of the Company. In comparison, there was no share for debt settlement during Fiscal 2002.

Fiscal 2000 Compared to Fiscal 2001

Overall expenses decreased from $224,328 during Fiscal 2000 to $195,623 during Fiscal 2001. This was due primarily to the write-off of deferred acquisition and exploration costs totaling $132,243 in Fiscal 2000 compared to no such costs in Fiscal 2001. In Fiscal 2001, there was a business evaluation cost of $68,000 (no such costs in Fiscal 2000) and an increase in professional fees to $70,725 compared to $46,613 in Fiscal 2000. This professional fee increase was attributable to the private placement, shares for debt issuance and listing on the Over-The-Counter Bulletin Board ("OTCBB").

The Company performed exploration work in the amount of $2,442 on the Bald Mountain Gold Property in Fiscal 2000 compared to $2,418 expended in Fiscal 2001.

During each of Fiscal 2001 and 2000, the Company paid Carver Management Services, Inc. $30,000 for management fees. The Company paid rent and related office charges in the amount of $7,240 in Fiscal 2001 as compared to $7,203 in Fiscal 2000.

During Fiscal 2001, the Company completed a private placement of 470,000 units at $0.33 per unit raising $155,100. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.38 per share, expiring November 29, 2001. During Fiscal 2001, the Company settle debts aggregating $251,426 through issuance of 811,049 shares of the Company. In comparison, there was no private placement or share for debt settlement during Fiscal 2000.

Under U.S. GAAP, loss for Fiscal 2002 was $230,710 ($0.04 per share) compared to $168,203 ($0.03 per share) under Canadian GAAP due to the differences in accounting for exploration costs, escrow shares, and compensation expense under U.S. GAAP. Under U.S. GAAP, exploration costs are expensed as incurred. Under U.S. GAAP, contingently cancellable escrow shares would not be included in the calculation of the weighted average number of shares outstanding during the year. Under U.S. GAAP, compensation expense would have been incurred equal to the difference between the issue price of the releasable escrow shares and the fair market value at year end. See Note 13 to the Consolidated Financial Statements for the Years Ended May 31, 2002 and 2001.

B. Liquidity and capital resources

As of May 31, 2003, the Company's cash balance totaled $210,405. In June 2002, the Company settled debts aggregating $128,570 through the issuance of 989,000 common shares of the Company. During Fiscal 2003, the Company completed the following private placements:

  a non-brokered private placement of 1,130,000 Units at $0.075 per Unit for gross proceeds to the Company of $84,750. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price $0.10 per share for a period of one year expiring February 10, 2004.
  a non-brokered private placement of 1,256,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds to the Company of $125,600. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.10 for a period of two years expiring February 20, 2005. During the year, 1,081,000 of the 1,256,000 Special Warrants were exercised and 1,081,000 common shares were issued leaving a balance of 175,000 Special Warrants.
  a non-brokered private placement of 820,000 Units at a price of $0.25 per Unit for gross proceeds of $205,000. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.32 per share for a period of two years expiring April 28, 2005.

Unless the Company raises additional funds, it will only have sufficient working capital to fund its operations until the end of calendar year 2004 approximately.. The Company's minimum and discretionary expenditures (other than exploration and development expenditures) from May 31, 2003 through May 31, 2004 are estimated to be $80,000 and $10,000, respectively. Approximately one-third (1/3) of the minimum expenditures are payable on a monthly basis, with the remainder payable throughout the year. The minimum and discretionary expenditures do not include management fees of $30,000 per year. Management pays itself only when sufficient funds are available, otherwise these management fees accrue. Aside from the Company's cash balance, the Company has no material unused sources of liquid assets.. The Company does not have any bank debt and has no other restrictions on its cash flow other than ongoing operating expenses that amounted to approximately $224,252 for Fiscal 2003 compared to approximately $168,251 for Fiscal 2002.

During Fiscal 2003, the Company recorded a net loss of $0.03 per share, compared to a net loss of $0.03 per share in Fiscal 2002.

The Company's activities in mineral exploration have been funded principally through sales of equity securities and this source of financing is anticipated to continue until the Company develops a cash flow from operations. See "Forward Looking Statements." The ability of the Company to continue operations is dependent on the ability of the Company to continue to obtain financing. The ability of the Company to access the capital markets or to enlist new joint venture partners is substantially determined by the success or failure of its exploration programs or the acquisition or disposition of projects. The Company does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.

Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that the Company will have sufficient financing to meet its capital requirements or that additional financing will be available on terms acceptable to the Company in the future. If additional financing cannot be secured, the Company will be forced to curtail its exploration efforts. If the Company cannot raise or arrange the cash requirements necessary to meet minimum obligations on its properties, these properties may be forfeited. The Company believes it has the ability to raise adequate funds for its planned programs.

C. Research and development, patents and licenses, etc.

Please see "Item 4.A.—Information on the Company" and "Item 4.D.—Property, plants and equipment" for a description of planned or past mineral exploration activities.

D. Trend information

Mineral Property Costs and Outlook

In the future, the Company intends to explore the Bald Mountain Gold Property and the Quebec Gold Property for sufficient reserves to justify production. As a result, there is little variation expected in operating results from year to year and little is to be expected until such time as production decisions are made on the properties.

Management periodically evaluates the economic viability of its properties by reference to exploration results generated both internally and by independent mining engineers. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including:

  general and specific assessments of mineral deposits;
  the likelihood of increasing or decreasing the values of those deposits;
  land costs;
  estimates of future mineral prices;
  potential extraction methods and costs;
  the likelihood of positive or negative changes to the environment;
  permitting;
  taxation; and
  labor and capital costs.

There cannot be a predetermined hold period for any property as geological or economic circumstances render each property unique.

The dollar amounts shown as deferred expenditures are direct costs of maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties. These deferred amounts do not reflect present or future values.

The Company's current exploration programs have not resulted in significant environmental disturbances on any of its properties. More significant environmental concerns are anticipated if the Company moves forward to the mine development and production phases. The costs involved in complying with local laws and regulations will be incorporated into applicable feasibility and development studies when appropriate. More formalized systems and methods to ensure environmental compliance will be developed in conjunction with the feasibility and development programs. The Company intends to comply, as a minimum, with World Bank standards related to environment matters regardless of local requirements. Where local requirements exceed World Bank standards, the Company intends to follow local standards.

Long Term Investment Outlook

At present, the Company plans to do limited exploration work on its mineral group of claims in Nevada and Quebec in order to conserve its operating capital. At the same time, the Company is evaluating its ability to obtain additional funding to complete additional exploration and development on its resource prospects and considering the merits of its newly found business strategy of complementing those investment merits with some non-resource projects.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding the Company's directors, senior management and employees during Fiscal 2003:

Name and Position	Commencement and Termination of Term of Office with the Company	Principal Occupation
DR. PAUL SHATZKO (1) President and a Director	August 20, 1990	Retired Radiologist; Self-Employed Businessman
JESUS R. MARTINEZ (1) Secretary and a Director	April 24, 1987	Self-Employed Professional Mining Engineer
LAWRENCE MOROZ (1) Director	June 27, 2002	Self-Employed Lawyer.
CHRISTIAN DAIGLE Director	January 28, 2002 to June 8, 2002	Self employed consultant in financial management; self employed businessman
YAOVI BOUKA Director	May 9, 2003	Member of Canadian Council for Africa

(1) Denotes member of the Audit Committee.

Certain of the directors and officers of the Company are also directors and/or officers of the following companies:

Name	Company	Position
Dr. Paul Shatzko (1)	Dasher Exploration Ltd.	Director since June 2002
	Global Sortweb.com	Director since July 1998

Jesus Martinez (1)	Mountain Province Diamonds Inc.	Secretary and Director since November 1986
	Golden Fortune Investments Ltd.	Secretary and Director since May 1995

Lawrence Moroz	Golden Fortune Investments Ltd.	Director since February 2003

(1)  Dr. Paul Shatzko and Jesus Martinez also control Carver Management Services Inc., a company that provides management services to the Company. See "Interest of Management in Certain Transactions."

Dr. Shatzko and Mr. Martinez each spend approximately one (1) day a week in their service as officers and directors of the Company.

There are no arrangements or understandings with major shareholders, customers suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

The aggregate amount of compensation paid by the Company and its subsidiaries during Fiscal 2003, to all officers and directors, as a group, for services in all capacities was approximately $30,000.

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to tsi directors and officers. The following information fairly reflects all material information regarding compensation paid to the Company's directors and officers, which information has been disclosed to the Company's shareholders in accordance with applic able Canadian law.

Dr. Paul Shatzko and Jesus R. Martinez are the only executive officers of the Company.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged. Executive officers are also entitled to participate in incentive stock options granted by the Company.

Compensation

The following table sets forth particulars concerning the compensation of the executive officers and directors for the Company's during Fiscal 2003:

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	All Other Compensation ($)(1)
Dr. Paul Shatzko President	2003	Nil	Nil	Nil	15,000
Jesus Martinez Secretary	2003	Nil	Nil	Nil	15,000
Christian Daigle Director	2003	Nil	Nil	Nil	Nil
Lawrence Moroz Director	2003	Nil	Nil	Nil	Nil
Yaovi Bouka Director	2003	Nil	Nil	Nil	Nil

(1) For further details, refer to the heading "Management Contracts" below.

Stock Options

During Fiscal 2003 and subsequent to Fiscal 2003, the following directors and officers were granted stock options to purchase a total of 400,000 common shares of the Company:

Name/Title	Amount of Common Shares Subject to Stock Options	Exercise Price	Expiration Date
Dr. Paul Shatzko, President/Director	100,000	$0.17	Feb. 10, 2005
Jesus R. Martinez, Secretary/Director	100,000	$0.17	Feb. 10, 2005
Lawrence Moroz Director	50,000	$0.17	Feb. 10, 2005
Yaovi Bouka Director	150,000	$0.32	August 13, 2008

Director Compensation

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the occasional grant of stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during Fiscal 2003.

Management Contracts

The Company is party to a management contract with Carver Management Services Inc., whereby Carver Management Services Inc. is engaged to perform management services at a cost of $2,500 per month regardless of the amount or nature of services rendered. Carver Management Services Inc. is a company owned and controlled by Dr. Paul Shatzko and Jesus R. Martinez, both officers and directors of the Company.

Retirement Benefits

The Company does not provide retirement benefits to its directors, senior management or employees.

C. Board Practices

Directors were elected at the last Annual General Meeting held on November 20, 2001, and serve until the next Annual General Meeting of Shareholders, or until their successors are appointed. Officers are appointed by the board of directors and serve at the pleasure of the board. Please see "Item 6.A.—Directors, Senior Management and Employees" with respect to the duration of the time the directors and officers have served in office with the Company.

The Company has not entered into any service contracts with its directors wherein the Company would provide benefits upon termination of employment with the Company.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Jesus Martinez, Paul Shatzko and Lawrence Moroz are the three (3) directors elected by the board of directors of the Company to serve on its Audit Committee.

The Audit Committee is responsible for, among other things, monitoring the integrity and adequacy of the Company's financial information, and for recommending to the Company's board of directors the Audit Committee's selection of independent auditors for the Company.

D. Employees

During Fiscal 2001, 2002 and 2003 the Company has had only three (3) part-time contract workers (who are not on a fixed salary but bill the Company according to the amount of services performed), which were not directors, all located in Vancouver, British Columbia. All three employees provide administrative services to the Company.

E. Share ownership

The following table indicates the number of shares held beneficially by the executive officers, directors and all of the directors and executive officers of the Company as a group as of November 20, 2003:

Person	Number Owned	Percent of Class
Dr. Paul Shatzko	1,033,517(1)	8.15%
Jesus Martinez	800,476(2)	6.32%
Yaovi Bouka	150,000(3)	1.21%
Lawrence Moroz	50,000(4)	*
Christian Daigle	Nil	Nil

All officers and directors as a group	2,033,993(5)	15.24%
*  Denotes less than one percent.

(1) Includes fully vested incentive stock options to purchase 100,000 common shares exercisable at $0.17 per common share, which expire on February 11, 2005; warrants to purchase 132,000 common shares at a price of $0.10 per common share until February 10, 2004 and warrants to purchase 250,000 common shares at $0.10 per common share until February 20, 2005.

(2) Includes fully vested incentive stock options to purchase 100,000 common shares exercisable at $0.17 per common share, which expire on February 11, 2005; warrants to purchase 132,000 common shares at a price of $0.10 per common share until February 10, 2004 and warrants to purchase 225,000 common shares at $0.10 per common share until February 20, 2005.

(3)  Includes fully vested incentive stock options to purchase 150,000 common shares at a price of $0.17 per common share, which expire on August 13, 2008.

(4)  Includes fully vested incentive stock options to purchase 50,000 common shares at a price of $0.17 per common share, which expire on February 11, 2005.

(5) Includes fully vested incentive stock options to purchase a total of 400,000 common shares exercisable at $0.17 per common share, which expire on either February 11, 2005 or August 13, 2008; warrants to purchase 264,000 common shares at a price of $0.10 per common share until February 10, 2004 and warrants to purchase 475,000 common shares at $0.10 per common share until February 20, 2005.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following shareholders beneficially owned greater than five percent of the Company's common shares as of November 20, 2003:

Person	Number Owned	Percent of Class
Dr. Paul Shatzko	1,033,517(1)	8.15%
Jesus Martinez	800,476(2)	6.32%
(1)	Includes fully vested incentive stock options to purchase 100,000 common shares exercisable at $0.17 per common share, which expire on February 11, 2005; warrants to purchase 132,000 common shares at a price of $0.10 per common share until February 10, 2004 and warrants to purchase 250,000 common shares at $0.10 per common share until February 20, 2005.

(2)	Includes fully vested incentive stock options to purchase 100,000 common shares exercisable at $0.17 per common share, which expire on February 11, 2005; warrants to purchase 132,000 common shares at a price of $0.10 per common share until February 10, 2004 and warrants to purchase 225,000 common shares at $0.10 per common share until February 20, 2005.

The Company's major shareholders do not possess different voting rights.

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal persons severally or jointly.

As at November 20, 2003, there were 11 shareholders of the Company of record having addresses in the United States holding a total of 71,603 shares, representing approximately 5.87% of the Company's outstanding common shares.

To the best of the Company's knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

B. Related party transactions

The following related party transactions occurred in Fiscal 2003:

Dr. Paul Shatzko, the Company's President and a director, and Jesus R. Martinez, the Company's Secretary and a director, are the controlling shareholders of Carver Management Services Inc. During Fiscal 2003 the Company paid Carver Management Services Inc. management fees of $30,000.

Jesus R. Martinez, the Company's Secretary and a director, is a director of Golden Fortune Investments Ltd. ("Golden Fortune"). During Fiscal 2003, the Company paid or accrued rent owed to Golden Fortune totaling $6,000.

On June 21, 2002, the Company issued 257,500 common shares, 257,500 common shares and 146,300 common shares to each of Paul Shatzko, Jesus Martinez and Carver Management Services, Inc., respectively, to satisfy certain debts owed by the Company to these persons for services rendered by such persons to the Company in prior fiscal years.

The Company believes that the terms of all of these transactions were on terms as favorable as those terms which could have been negotiated with unaffiliated third parties.

Performance Shares and Escrow Securities

As of November 20, 2003, 331,943 shares were held in escrow ("Escrow Shares") by The Montreal Trust Company of Canada ("Escrow Agent") pursuant to escrow agreements dated March 11, 1997 ("Second Escrow Agreement") and August 31, 1990 ("First Escrow Agreement") (collectively, "Escrow Agreements"), subject to the direction or determination of the Exchange or the Executive Director of the Securities Commission (British Columbia) ("Executive Director") (collectively, "Regulatory Authorities"). The shares were released on a pro rata basis. The Escrow Shares, originally issued at a price of $0.01 per share, are held by the following persons:

Shareholder	No. of Shares
Jesus Martinez	166,404
Dr. Paul Shatzko	101,163

The Escrow Agreements include the following escrow restrictions:

(a)  the holder of the Escrow Shares waives any rights attached to those shares to receive dividends or to participate in the assets and property of the Company upon a winding up or dissolution;

(b)  the holder of the Escrow Shares retains the right to vote those shares, except on a resolution respecting their cancellation;

(c) the Escrow Shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its Trustee or escrow holder make any transfer or record any trading of the Escrow Shares without the consent of the Regulatory Authorities;

(d) an escrow shareholder who ceases to be a principal, dies or becomes bankrupt shall be deemed to have agreed, immediately prior to his ceasing to be principal, death or bankruptcy, as the case may be, to the transfer of his Escrow Shares to the party or parties designated by the directors of the Company by resolution at a price equal to the shareholder's original acquisition price or deemed price for the Escrow Shares;

(e) any shares not released from escrow created pursuant to the First Escrow Agreement within ten (10) years of the date of issue of the Escrow Shares must be surrendered for cancellation; and

(f) any shares not released from escrow created pursuant to the Second Escrow Agreement within five (5) years of the date of issue of the Escrow Shares must be surrendered for cancellation.

The policies of the Regulatory Authorities provide for the release of 15% of the original number of Escrow Shares for every $100,000 expended by the Company on the exploration and development of its resource properties, except that not more than one-half (1/2) of the original number of Escrow Shares can be released in any twelve (12) month period. Where administrative costs exceed 33% of total expenditures during the period on which the calculation is based, the pro-rata rele ase factor of 15% is reduced to 7.5% and the percentage of the original number of performance shares available for release in any 12 month period will be reduced to 25%. As a result, a maximum of 75,335 Escrow Shares may be released in any twelve (12) month period.

Loans or Guarantees

There are no outstanding loans or guarantees made by the Company to or for the benefit of any person that would require disclosure as a related party transaction under this Item 7.

C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The Company's Consolidated Financial Statements are set forth under "Item 17. Financial Statements".

Legal Proceedings

There are no material legal or arbitration proceedings which may have or have had in the recent past significant effects on the Company's financial position, which includes any governmental proceedings pending or known to be contemplated.

The Company has never paid any dividends and any earnings in the future will be re-invested in the development of the Company. Under s.127(1(c) of the Company Act (British Columbia), the directors of a company who vote for, or consent to, a resolution authorizing the payment of a dividend if a company is insolvent or the payment renders the company insolvent are jointly and severally liable to the company to make good any loss of damaged suffered by the company as a result.

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

The Company's common shares were traded on the Exchange under the symbol "GTV" as well as quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "GEEVF".

The following tables sets forth the low and high sales prices in Canadian funds as reported by the Exchange for the Company's common shares for the last five years ended May 31:

YEAR ENDED	HIGH	LOW
May 31, 2003	$0.48	$0.07
May 31, 2002	$0.28	$0.07
May 31, 2001	$0.99	$0.25
May 31, 2000	$0.62	$0.25
May 31, 1999	$0.48	$0.27

The following table sets forth the low and high sales prices in Canadian funds for the Company's common shares on the Exchange for each full quarterly period within the fiscal years ended May 31, 2002 and 2001:

QUARTER ENDED	HIGH	LOW
4th Quarter Fiscal 2003	$0.48	$0.30
3rd Quarter Fiscal 2003	$0.37	$0.07
2nd Quarter Fiscal 2003	$0.13	$0.07
1st Quarter Fiscal 2003	$0.18	$0.11

4th Quarter Fiscal 2002	$0.22	$0.10
3rd Quarter Fiscal 2002	$0.25	$0.07
2nd Quarter Fiscal 2002	$0.22	$0.09
1st Quarter Fiscal 2002	$0.29	$0.15

The following table sets forth the low and high sales prices in Canadian funds as reported by the Exchange for the Company's common shares during each of the most recent six (6) months:

MONTH ENDED	HIGH	LOW
October 31, 2003	$0.39	$0.275
September 30, 2003	$0.49	$0.285
August 31, 2003	$0.42	$0.32
July 31, 2003	$0.44	$0.24
June 30, 2003	$0.40	$0.27
May 31, 2003	$0.48	$0.30

The Company began being quoted on the OTCBB on July 11, 2000. Since the Company began being quoted on the OTCBB, very few, if any, trades have been made in the Company's common shares on the OTCBB. On July 11, 2000, the bid price for the Company's common shares was US$0.25 per share and the ask price for the Company's common shares was US$0.375 per share. On November 19, 2003, the bid price for the Company's common shares was US$0.28 per share and the ask price for the Company's common shares was US$0.60 per share.

B. Plan of distribution

Not applicable.

C. Markets

The Company's stock is not listed or traded on any other markets than those noted in Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expense of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company's objects and purposes.

Directors' Powers

Section 15.1 of the Articles of the Company ("Articles") provides that a director who is directly or indirectly interested in a proposed contract or transaction with the Company, or who holds any office or possesses any property whereby a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his interest or of the conflict in accordance with the provisions of the Company Act. Furthermore, section 15.2 provides that a director shall not vote in respect of a proposal, arrangement or contract in which the director is materially interested and if the director does vote that vote shall not be counted, but the prohibition does not apply to:

i.     a contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which the director has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

ii.    any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a director is a director or officer;

iii.   determining the remuneration of the directors;

iv.  purchasing and maintaining insurance to cover the directors against liability incurred by them as directors; or

v.  the indemnification of any director by the Company.

The exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

Section 16.6 of the Articles provides that the quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors or, if the number of directors is fixed at one, shall be one director.

Section 12.2 of the Articles provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions in the Articles upon the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 14 of the Articles gives directors a broad discretion to manage the affairs of the Company. The directors may, from time to time on behalf of the Company, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person. Furthermore, the directors may issue bonds, debentures and other debt obligations outright or as security for any liability or obligation of the Company or other person. Finally, the directors may mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company.

The powers of the directors set forth in the Articles can be varied by amending the Articles. Section 219 of the Company Act provides that a Company may alter its Articles by filing with the registrar of companies a certified copy of a special resolution altering the Articles. A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company. Alternatively, such a resolution may be consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company. Under the Company Act, an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 12.3 of the Articles provides that a director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a director. Section 114 of the Company Act provides that no person is qualified to act as a director if that person is:

(a)	under the age of 18 years;
(b)	found to be incapable of managing the person's own affairs by reason of mental infirmity;
(c)	a corporation;
(d)	an undischarged bankrupt;
(e)	unless the court orders otherwise, convicted of an offence in connection with the promotion, formation or management of a corporation, or involving fraud, unless 5 years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceases on a pardon being granted under the Criminal Records
Act (Canada); or
(f)	in the case of a reporting company, a person whose registration in any capacity has been cancelled under
(i) the Securities Act by either the British Columbia Securities Commission or the executive director, or
(ii) the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar,

unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders, or unless 5 years have elapsed since the cancellation of the registration.

Under section 114(3) of the Company Act, every person who acts as a director of a company and who is not qualified to act as a director of the company because of section 114(1) commits an offence.

Section 108 of the Company Act provides that every company must have at least one director, and a reporting company must have at least three directors. Section 109(1) states that the majority of the directors of every company must be persons ordinarily resident in Canada, while section 109(2) specifies that one director of every company must be ordinarily resident in British Columbia.

Section 13 of the Articles provides for the election and removal of a director. The office of a director shall be vacated if the director (i) resigns his of her office by notice in writing delivered to the registered office of the Company; (ii) is convicted of an indictable offence and the other directors shall have resolved to remove the director; or (iii) ceases to be qualified to act as a director pursuant to the Company Act. Section 13.9 of the Articles provides that the Company may by special resolution remove any director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his or her stead.

Share Rights

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, section 226 of the Company Act requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of 75% of the votes cast.

Meetings

The Company Act provides that the Company must hold an annual general meeting at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held. The Company must give to its members entitled to receive notice of a general meeting not less than 21 days' notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. The Company Act requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting. Prior to each annual general meeting of its members the directors of the Company must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

The Company Act provides that one or more members of a company holding not less than 5% of the issued voting shares of the Company may give notice to the directors requiring them to call and hold a general meeting.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company's articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

During Fiscal 2001, The Company entered into the MOU with Photon of Wuxi, China to explore the possibility of obtaining business opportunities involving The Wuxi National Hi-Tech Industrial Development Zone in China. The opportunities would involve attempts to bring western technology into China in a synergistic business relationship. One opportunity presented was involvement in the telecommunications industry.

Pursuant to the MOU, the Company advanced a total of $100,000 through a jointly administered account between the Company and Photon, of which $68,000 was utilized to finance expenses relating to the due diligence and investigative costs of the project during Fiscal 2001. The remaining $32,000 was written-off during Fiscal 2002 because Photon went out of business in Fiscal 2002.

On June 26, 2003, the Company entered into an agreement with Lemco whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec. As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000. A finder's fee payable in either cash or shares or a combination of both shall be paid in connection with this transaction.

D. Exchange controls.

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E., Taxation".

The Investment Canada Act ("Act"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount ("WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2002 WTO Review Threshold is $223,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $223,000,000 (in 2003) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act ("Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada's ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) ("Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended ("Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the Company or people acting on its behalf. The Company is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income and taxed at ordinary progressive rates. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)  the value of the shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)  the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company would be a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code if it were not a "Passive Foreign Investment Company". A corporation that is properly described as a "Foreign Personal Holding Company, a "Foreign Investment Company" or a "Passive Foreign Investment Company," each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below). Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below).

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common share s of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

     If at any time during a taxable year (a) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

     The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

     If (a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

     The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

     If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

     The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10%

Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

     If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

     The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

     Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

     For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

     The Company believes that it qualified as a PFIC for the fiscal year ended March 31, 2003, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").

     A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

     QEF Election. A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

     The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

     The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

     A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the

U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

     Section 1291 Rules. If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

     A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

     If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

     Market-to-Market Election. Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

     Other PFIC Rules. Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

     Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

     The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

F. Dividends and paying agents

Not applicable.

G. Statement by expert

Not applicable .

H. Documents on display

Any documents referred to in this report may be inspected at the Company's corporate offices at Suite 212-525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7, upon appointment during normal business hours.

The Company is required to file reports with the Securities Commission in the Province of British Columbia electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

The Company is subject to the informational requirements of the Exchange Act and it files reports, registration statements and other information with the Securities and Exchange Commission ("SEC"). The Company's reports, registration statements and other information can be inspected and copies at the public reference facilities maintained by the SEC at the following locations:

Judiciary Plaza Room 1024 Washington, DC 20549	500 West Madison Suite 1400 Chicago, IL 60661

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Sensitivity

The Company's current cash is held in Canadian dollars and its financial results are expressed in Canadian dollars while a significant portion of the Company's current operations are conducted in U.S. dollars. The Company does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Company's financial position and results of operations.

With respect to currencies to fund its operations in the United States, the Company transfers funds to its subsidiary on an "as needed" basis to avoid significant exposure to local currency fluctuations. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Commodity Price Sensitivity

The Company's market value of its common shares can be subject to price risk due to changes in the market value of gold as it relates to the Company's possible future sales revenues and carrying values of its resource properties.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Company's common shares.

ITEM 15.	CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures

Under the supervision and with the participation of the Company's management, including its President, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13(a)-15(e) or 15d - 15(e) under the Exchange Act. Based upon that evaluation, the President concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures were effective in timely altering them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the reports the Company files or submits under the Exchange Act.

There were no significant changes made in the Company's internal controls during the period covered by this Annual Report or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the President, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

B. Changes in internal control over financial reporting

During the period covered by this report, there has been no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 12 to the Financial Statements.

Financial Statements

Auditor's Report dated August 22, 2003.

Consolidated Balance Sheets at May 31, 2003 and 2002.

Consolidated Statements of Loss and Deficit for the Years Ended May 31, 2003, 2002, and 2001.

Consolidated Statements of Deferred Exploration for the Years Ended May 31, 2003, 2002, and 2001.

Consolidated Statements of Cash Flows for the Years Ended May 31, 2003, 2002, and 2001.

Notes to Consolidated Financial Statements for the Years Ended May 31, 2003 and 2002.

GEE-TEN VENTURES INC.

Consolidated Financial Statements

May 31, 2003 and 2002

Tony M. Ricci Inc.

Chartered Accountant

   Suite 1304

925 West Georgia St.

  Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

                                             Fax: (604) 669-3015

AUDITOR'S REPORT

To the Shareholders of

GEE-TEN VENTURES INC.

I have audited the consolidated balance sheets of GEE-TEN VENTURES INC. (a British Columbia corporation) as at May 31, 2003 and 2002 and the consolidated statements of loss and deficit, deferred exploration and cash flows for the years ended May 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and cash flows for the years ended May 31, 2003, 2002 and 2001, in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a basis consistent with those of the preceding year.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, British Columbia

August 22, 2003

COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated August 22, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, British Columbia

August 22, 2003

GEE-TEN VENTURES INC.

Consolidated Balance Sheets

May 31, 2003 and 2002

(In Canadian Dollars)

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$ 210,405	$ 58,602
Goods and services tax recoverable	13,648	6,642
Prepaid expenses and deposits	7,328	-
	231,381	65,244
Property and equipment (note 4)	7,882	277
Mineral properties (note 5)	9,214	7,885
Deferred exploration (note 5)	125,460	11,732
	$ 373,937	$ 85,138

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$ 22,285	$ 49,838
Loans payable (note 6)	-	32,602
Due to related parties (note 7)	66,274	100,810
	88,559	183,250
Shareholders' Equity
Share capital (note 8)	2,752,479	2,226,058
Special warrants (note 8)	17,500	-
Contributed surplus	63,792	-
Deficit	(2,548,393)	(2,324,170)
	285,378	(98,112)
Subsequent events (note 11)
	$ 373,937	$ 85,138

The accompanying notes are an integral part of the financial statements.

Approved by the Directors:

        "Paul Shatzko"

  Director

        "Jesus Martinez"

  Director

GEE-TEN VENTURES INC.

Consolidated Statements of Loss and Deficit

For the years ended May 31, 2003, 2002 and 2001

(In Canadian Dollars)

	2003	2002	2001

Revenue
Interest income	$ 29	$ 48	$ 548

Expenses
Amortization	1,196	69	86
Bank charges and interest	364	384	282
Business evaluation costs	-	17,848	68,000
Consulting	63,792	-	1,500
Management fees	30,000	30,000	30,000
Office expenses	18,987	1,420	1,240
Professional fees	68,174	61,188	70,725
Promotion and travel	13,303	7,298	8,220
Rent	8,940	6,000	6,000
Transfer agent and regulatory fees	19,496	12,044	9,570
Write-off of cash held for specified purposes	-	32,000	-
	224,252	168,251	195,623

Loss for the year	224,223	168,203	195,075

Deficit, beginning of year	2,324,170	2,155,967	1,960,892

Deficit, end of year	$ 2,548,393	$ 2,324,170	$ 2,155,967

Basic and diluted loss per share	$ 0.03	$ 0.03	$ 0.04

Weighted average number of shares outstanding	7,709,542	5,921,911	5,285,239

The accompanying notes are an integral part of the financial statements.

GEE-TEN VENTURES INC.

Consolidated Statements of Deferred Exploration

For the years ended May 31, 2003, 2002 and 2001

(In Canadian Dollars)

	2003	2002	2001

Deferred exploration:

Assaying	$ 18,594	$ -	$ -
Claim maintenance fee	7,559	2,448	2,418
Field supplies	1,458	-	-
Geological, geophysical and geochemical consulting	47,475	-	-
Geophysical surveys	29,550	-	-
Travel and accommodation	9,092	-	-
Deferred exploration for the year	113,728	2,448	2,418
Deferred exploration, beginning of year	11,732	9,284	6,866
Deferred exploration, end of year	$ 125,460	$ 11,732	$ 9,284

The accompanying notes are an integral part of the financial statements.

GEE-TEN VENTURES INC.

Consolidated Statements of Cash Flows

For the years ended May 31, 2003, 2002 and 2001

(In Canadian Dollars)

	2003	2002	2001

Cash provided by (used in):

Operating activities:
Loss for the year	$ (224,223)	$ (168,203)	$ (195,075)
Items not involving cash:
Amortization	1,196	69	86
Share purchase options	63,792	-	-
Write-off of cash held for specified purposes	-	32,000	-
Changes in non-cash operating working capital:
Goods and services taxes recoverable	(7,006)	13,922	4,404
Prepaid expenses and deposits	(7,328)	365	(365)
Accounts payable and due to related parties	66,482	75,868	66,034
	(107,087)	(45,979)	(124,916)

Financing activities:
Loans payable	(32,602)	32,602	-
Special warrants	17,500	-	-
Shares issued pursuant to:
Private placements	289,750	-	155,100
Exercise of special warrants	108,100	-	-
Exercise of stock options	-	74,160	4,180
	382,748	106,762	159,280

Investing activities:
Acquisition of property and equipment	(8,801)	-	-
Mineral properties and deferred exploration	(115,057)	(2,448)	(2,418)
Cash held for specified purposes	-	-	(32,000)
	(123,858)	(2,448)	(34,418)

Increase (decrease) in cash	151,803	58,335	(54)

Cash and cash equivalents, beginning of year	58,602	267	321
Cash and cash equivalents, end of year	$ 210,405	$ 58,602	$ 267

Supplemental cash flow information:

$

$

$

Share purchase options expense (note 8(c))

63,792

-

-

Common shares issued on debt settlement (note 8(b))

128,571

-

251,426

The accompanying notes are an integral part of the financial statements.

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

1.

Continuing operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The Company has working capital of $142,822 (2002 - $(118,006)) and a deficit at May 31, 2003 of $2,548,393 (2002 - $2,324,170). The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the continued support of its creditors, the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying claims, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of such properties.

During the year ended May 31, 2002, the Company was declared "inactive" by the TSX Venture Exchange ("Exchange"). To regain an active status, the Company is required to initiate its reorganization within twelve months of being designated inactive and achieve tier maintenance requirements no later than November 15, 2003. Trading in the securities of the Company may be suspended if these requirements are not met.

During the year, the Company completed its reorganization and satisfied its tier 2 maintenance requirements with the Exchange by completing two private placements. The proceeds from the private placements would be used to finance its exploration program on its mineral property in Nye County, Nevada and to seek out and explore other mineral exploration properties.

2.

Significant accounting policies

(a)

Mineral properties and deferred exploration

Acquisition and exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The Company periodically reviews the value of its mineral claims through review of various engineering reports and enquiry of its consultants.  Once the decision is made to cease further exploration and a ready market is not available for sale, the acquisition costs and related deferred exploration costs are written off.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

2.

Significant accounting policies (continued)

(b)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary American Ricafuerte Corp. (a state of Nevada corporation).

(c)

Translation of foreign currencies - temporal method

Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at year-end. Capital assets are translated at the rate prevailing at the date of acquisition. Revenue and expense items are translated at the average rate of exchange for the year.  Exchange gains and losses arising from the translation are included in operations.

(d)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period.

(e)

Capital assets

Capital assets are recorded at cost. Amortization is recorded on a declining balance basis at the following annual rates, with only one-half the amortization taken on assets acquired during the year:

Furniture and equipment

20%

Computers

30%

(f)

Stock based compensation

Effective June 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

2.

Significant accounting policies (continued)

(f)

Stock based compensation (continued)

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after June 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

During the year, the Company granted stock options to directors, officers and employees as set out in note 8 (c).

(g)

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates used in the financial statements.

(h)

Financial instruments

The carrying amount of cash and cash equivalents, goods and services taxes recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loans payable and due to related parties approximate fair value because of the short-term maturity of these items.

(i)

Comparatives figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3.

Memorandum of Understanding with Photon Communication Co., Ltd.

The Company has entered into a memorandum of understanding ("MOU") dated December 11, 2000, with Photon Communications Co., Ltd. ("Photon") of Wuxi, China to explore the possibility of obtaining business opportunities involving The Wuxi National Hi-Tech Industrial Development zone in China. The opportunities would involve attempts to bring western technology into China in a synergistic business relationship. One opportunity presented was involvement in the telecommunications industry.

Pursuant to the MOU, the Company advanced a total of $100,000 through a jointly administered account between the Company and Photon, of which during the year ended May 31, 2001, $68,000 was utilized to finance expenses relating to due diligence and investigative costs of the project.

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

3.

Memorandum of Understanding with Photon Communication Co., Ltd. (continued)

During the year ended May 31, 2002, Photon has ceased and closed down its operations due to its unsuccessful completion of its online China hotel booking website. Accordingly, during the year ended May 31, 2002, the Company wrote off its advances of $32,000 made to the jointly administered account between the Company and Photon.

4.

Property and equipment

			2003
		Accumulated	Net book
	Cost	amortization	value

Furniture	$ 3,125	$ 886	$ 2,239
Equipment	1,343	134	1,209
Computers	5,217	783	4,434

	$ 9,685	$ 1,803	$ 7,882

2002
		Accumulated	Net book
	Cost	amortization	value

Furniture	$ 883	$ 606	$ 277

5.

Mineral properties and deferred exploration

Nye county claims

By an agreement dated December 15, 1997, the Company's US subsidiary, American Ricafuerte Corp. acquired 16 mineral claims located in Nye County, Nevada from a company controlled by a director of the Company.  As consideration, the Company paid $7,885.

The claims are subject to a 1.5% net smelter return royalty which can be assigned for $1,500,000 subject to Exchange acceptance.

During the year ended May 31, 2003, the Company staked an additional 26 mineral claims on the property and expended $115,057 (2002 - $2,448) on mineral properties and deferred exploration costs related to the Company's property.

6.

Loans payable

The amounts are due to a former director and to arms length parties. The loans bear no interest and, during the year, were settled by debt conversion to common shares of the Company (see note 8(b)).

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

7.

Due to related parties

The amounts are due to directors and to companies controlled by directors.  The amounts bear no interest and are repayable on demand.  During the year, $95,968 of the prior year balance was settled by debt conversion to common shares of the Company (see note 8(b)).

8.

Share capital

(a)

Authorized

100,000,000 common shares without par value.

(b)

Issued and fully paid shares

Number of shares

Amount

Balance, May 31, 2001

5,826,142

  $   2,151,898

Issued on exercise of stock options

528,000

74,160

Balance, May 31, 2002

6,354,142

   2,226,058

Issued for debt settlement

989,000

128,571

Issued by way of private placements

1,950,000

289,750

Issued on exercise of special warrants

1,081,000

108,100

Balance, May 31, 2003

10,374,142

2,752,479

During the year, the Company completed a conversion of debt whereby 989,000 common shares of the Company were issued at a deemed price of $0.13 per share to settle debts of $128,571 owed to directors, a former director, a company controlled by directors, creditors and suppliers of the Company. (See notes 6 and 7)

During the year, the Company completed the following private placements:

i.

A non-brokered private placement of 1,130,000 Units at $0.075 per Unit for gross proceeds of $84,750. Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.10 per share for a period of one year expiring February 10, 2004.

ii.

A non-brokered private placement of 1,256,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $125,600. Each Special Warrant is convertible into one common share and one share purchase warrant for no additional consideration on or before February 20, 2005. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.10 for a period of two years expiring February 20, 2005.

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

8.

Share capital (continued)

(b)

Issued and fully paid shares (continued)

During the year, 1,081,000 of the 1,256,000 Special Warrants were exercised and 1,081,000 common shares were issued leaving a balance of 175,000 Special Warrants.

(See note 11)

iii.

A non-brokered private placement of 820,000 Units at a price of $0.25 per Unit for gross proceeds of $205,000. Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.32 per share for a period of two years expiring April 28, 2005.

(c)

Stock options

The Company has outstanding options to directors, employees and consultants as follows:

Exercise price	Outstanding May 31, 2002	Granted	Exercised	Expired or cancelled	Outstanding May 31, 2003	Expiry date

$0.16	58,000	-	-	-	58,000	July 6, 2003
$0.16	34,000	-	-	-	34,000	Sept. 12, 2005
$0.12	10,000	-	-	-	10,000	Oct. 25, 2006
$0.17	-	847,000	-	-	847,000	Feb. 10,2005
	102,000	847,000	-	-	949,000

During the year ended May 31, 2002, 408,000 stock options at an exercise price of $0.38 per share expiring July 6, 2003 and 34,000 stock options at an exercise price of $0.48 per share expiring September 12, 2005 were repriced to $0.16 per share.

During the year ended May 31, 2003, 847,000 stock options were granted to directors, employees and consultants to purchase 847,000 common shares at an exercise price of $0.17 per share for a period of two years expiring February 10, 2005.

During the year ended May 31, 2003, compensation costs of $63,792 were recorded in the statements of loss and deficit for options granted to consultants of the Company.

During the year ended May 31, 2003, no compensation costs were recorded in the statements of operations and deficit for options granted to employees.

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

8.

Share capital (continued)

(c)

Stock options (continued)

Had compensation costs been determined for employee awards granted after June 1, 2002 using the fair value based method at their respective grant dates, the Company's pro forma loss and pro forma loss per share would have been as follows:

May 31, 2003

Loss for the year, as reported

$

224,252

Compensation expense related to fair value of stock options

34,448

Pro forma loss for the year

$

258,700

Basic and diluted loss per share, as reported

$

0.03

Basic and diluted pro forma loss per share

$

0.03

The compensation costs recorded in the statements of operations and deficit and reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

May 31, 2003

Risk free interest rate

3.00%

Expected dividend yield

0%

Stock price volatility

138.5%

Expected life of options

2 years

The weighted average fair value of options granted during the year ended May 31, 2003 is $0.12.

(d)

Warrants

The following warrants were outstanding at May 31, 2003.  Each warrant entitles the holder to purchase one common share of the Company.

Number

Exercise price

Expiry date

1,130,000

$0.10

February 10, 2004

1,081,000

$0.10

February 20, 2005

820,000

$0.32

April 28, 2005

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

8.

Share capital (continued)

(e)

Shares held in escrow

As at May 31, 2003, 331,943 (2002 - 331,943) common shares of the Company are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities having jurisdiction thereon.

9.

Related party transactions

During the year ended May 31, 2003, management fees of $30,000 (2002 - $30,000) were paid or accrued to a company controlled by two directors of the Company, rent of $6,000 (2002 - $6,000) was paid or accrued to a company controlled by a director of the Company, business evaluation costs of $nil (2002 - $13,500) was paid or accrued to a company having a director in common and deferred exploration costs of $101,786 (2002 - $nil) was paid or accrued to a company controlled by a former director of the Company.

10.

Segmented information

The Company has one operating segment, mineral exploration.

All the assets of the Company are located in Canada except for mineral properties as disclosed in note 5.  Losses are attributable to geographic locations as follows:

	2003	2002	2001
Canada	$ 224,223	$ 136,203	$ 127,075
China	-	32,000	68,000
	$ 224,223	$ 168,203	$ 195,075

11.

Subsequent events

(a)

Acquisition of mineral property

Subsequent to the year end, the Company entered into an agreement with Gestion Lemco Inc. ("Lemco") whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec. As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Property which may be purchased for $300,000. A finder's free payable in either cash or shares or a combination of both shall be paid in connection with this transaction.

(b)

Subsequent to the year end, the Company granted 150,000 stock options to a director of the Company exercisable for a period of five years at an exercise price of $0.32 per share.

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

11.

Subsequent events (continued)

(c )

Subsequent to the year end, 50,000 Special Warrants were exercised and 50,000 common shares were issued.

(d)

Subsequent to the year end, 125,000 share purchase warrants were exercised at a price of $0.10 per share and 125,000 common shares were issued.

12.

Difference between General Accepted Accounting Principles in Canada and the United States

The Company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission. Significant differences are as follows:

(a)

Mineral properties and deferred exploration

Under United States generally accepted accounting principles the Company would be required to expense mineral properties and exploration costs as incurred prior to determining that a commercially minable deposit exists, rather than capitalizing and amortizing these costs as is the case under Canadian generally accepted accounting principles.  Consequently, mineral properties and exploration costs of $115,057 in 2003, $2,448 in 2002 and $2,418 in 2001 would have been expensed.

For Canadian GAAP, cash flows related to mineral properties and deferred exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees and directors. The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" which became effective for fiscal years beginning after December 31, 1995. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting.  For option grants to non-employees, the statement requires compensation expense to be recognized at its fair value.

Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date.  The excess is recognized by a charge to operations over the vesting period.

During the year, stock options were granted to non-employees for services rendered to the Company and compensation costs of $63,792 (2002 - $60,059; 2001 - $nil) were recorded

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

12.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(b)

Stock-based compensation (continued)

in the Company's statements of loss and deficit under both Canadian and US GAAP. During 2002, under US GAAP, the Company recorded stock based compensation costs of $60,059 (2001 - $nil) in respect of stock options to non-employees.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the stock options granted as the services are performed and the options earned.

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the Company would have incurred a compensation expense, equal to the difference between the issue price of the releasable escrow shares and the fair market value of the escrowed shares at the time the shares are eligible for release of $9,486 in 2003 and $nil in 2002 and $nil in 2001.

I

n addition, under U.S. GAAP, 304,840 contingently cancelable escrow shares, 331,943 in 2002 and 331,943 in 2001 would not have been included in the calculation of the weighted average number of shares outstanding during the year then ended, and would not have been included in the calculation of loss per share.

(c)

Share subscriptions on flow-through shares

Under United States generally accepted accounting principles, at the date of sale to investors, the difference between the proceeds from the sale of flow-through shares and the fair value of common shares that do not have flow-through features is recorded as a liability if a premium is paid by investors, or as an asset if purchased at a discount.

As a result, the Company would have been required to record as an asset a discount of $43,700 as at May 31, 1998, equal to the difference between the proceeds from the sale and the fair value of common shares without flow-through features. Amortization of the discount would have been $nil in 2003, $nil in 2002 and $nil in 2001 resulting in a net asset value of $nil at May 31, 2003, $nil at May 31, 2002 and $nil at May 31, 2001.

The effect of the above differences between United States and Canadian generally accepted accounting principles on assets, share capital, deficit, loss and loss per share and cash flows is summarized as follows:

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

12.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

United States Generally Accepted Accounting Principles

(i)	Assets
		2003	2002

	Assets, under Canadian GAAP	$ 373,937	$ 85,138
	Adjustment for mineral property acquisition costs expensed (note 12(a))	(9,214)	(7,885)
	Adjustment for exploration costs (note 12(a))	(125,460)	(11,732)
	Assets, under U.S. GAAP	$ 239,263	$ 65,521

(ii)	Share capital
		2003	2002

	Share capital, under Canadian GAAP	$ 2,752,479	$ 2,226,058
	Adjustment for compensation expense on releasable escrow shares (note 12(b))	9,486	-
	Adjustment for stock based compensation for non-employees (note 12(b))	-	60,059
	Share capital, under U.S. GAAP	$ 2,761,965	$ 2,286,117

(iii)	Deficit
		2003	2002

	Deficit, under Canadian GAAP	$ (2,548,393)	$ (2,324,170)
	Adjustment for mineral property acquisition costs expensed (note 12(a))	(9,214)	(7,885)
	Adjustment for exploration costs (note 12(a))	(125,460)	(11,732)
	Adjustment for stock based compensation for non-employees (note 12(b))	(60,059)	(60,059)
	Adjustment for amortization of discount on flow-through shares (note 12(c))	(43,700)	(43,700)
	Adjustment for compensation expense on releasable escrow shares (note 12(b))	(93,304)	(83,818)
	Deficit, under U.S. GAAP	$ (2,880,130)	$ (2,531,364)

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

12.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(iv)	Loss and loss per share for the year
		Years ended May 31
		2003	2002	2001

	Loss for the year, under Canadian GAAP	$ (224,223)	$ (168,203)	$ (195,075)
	Adjustment for mineral properties and exploration costs (note 12(a))	(115,057)	(2,448)	(2,418)
	Adjustment for stock based compensation for non-employees (note 12(b))	-	(60,059)	-
	Adjustment for compensation expense on releasable escrow shares (note 12(b))	(9,486)	-	-
	Loss for the year, under U.S. GAAP	$ (348,766)	$ (230,710)	$ (197,493)

	Weighted average number of shares
	outstanding during the year	7,404,702	5,589,968	4,953,296

	Loss per share, under U.S. GAAP	$ (0.05)	$ (0.04)	$ (0.04)

(v)	Cash used in operating activities
		Years ended May 31
		2003	2002	2001

	Cash used in operating activities, under Canadian GAAP	$ (235,658)	$ (45,979)	$ (376,342)
	Mineral properties and deferred exploration (note 12(a))	(115,057)	(2,448)	(2,418)
	Cash used in operating activities, under U.S. GAAP	$ (350,715)	$ (48,427)	$ (378,760)

GEE-TEN VENTURES INC.

Notes to Consolidated Financial Statements

For the years ended May 31, 2003 and 2002

12.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(vi)	Cash used in investing activities
		Years ended May 31
		2003	2002	2001

	Cash used in investing activities, under Canadian GAAP	$ (123,858)	$ (2,448)	$ (34,418)
	Mineral properties and deferred exploration (note 12(a))	115,057	2,448	2,418
	Cash used in operating activities, under U.S. GAAP	$ (8,801)	$ -	$ (32,000)

ITEM 18.	FINANCIAL STATEMENTS

See "Item 17. Financial Statements."

ITEM 19.	EXHIBITS

Exhibit

Number                                                                           Description

1.1*             Memorandum and Articles of Ricafuerte Mining Corp. dated April 24, 1987.

1.2*             Certificate of Incorporation for Ricafuerte Mining Corp. dated April 24, 1987.

1.3*	Form 21 filed September 16, 1994 regarding Special Resolutions and Altered Memorandum, changing the Company's name from Ricafuerte Mining Corp. to Gee-Ten Ventures Inc., consolidating the Company's shares on a 3.5 to 1 basis and increasing the authorized capital to 100,000,000 common shares without par value.
1.4*	Certificate of Change of Name dated September 16, 1994 changing the Company's name from Ricafuerte Mining Corp. to Gee-Ten Ventures Inc.

 4.1*            Agreement effective May 1, 1987, between Ricafuerte Mining Corp. and Carver Management Services Inc.

4.2*	Escrow Agreement dated March 11, 1997, among Montreal Trust Company of Canada and the Company and Jesus Martinez, Paul Shatzko, Carl Verley and Cesar Palencia.
4.3*	Assignment Agreement effective December 15, 1997, among Amerlin Exploration Services Inc. and American Ricafuerte Corp. 324788 B.C. Ltd., Gregory Sinitsin and Colin Godwin.

4.4	Purchase Agreement dated as of June 26, 2003 between the Company and Gestion Lemco Inc.
4.5	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Paul Shatzko
4.6	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Jesus Martinez
4.7	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Lawrence Moroz
4.8	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Yaovi Bouka
4.9	Information Circular and Notice of Annual General Meeting dated October 24, 2003
8.1	List of Subsidiaries
11.1	Consent of Peter Christopher & Associates Inc.
12.1	Section 302 Certification
13.1	Section 906 Certification

*Incorporated by reference to the Company's Registration Statement on Form 20-F.

SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Date: November 25, 2003	GEE-TEN VENTURES INC. By: s/ Paul Shatzko Paul Shatzko President

.

.

Exhibit

Number                                                                           Description

1.1*             Memorandum and Articles of Ricafuerte Mining Corp. dated April 24, 1987.

1.2*             Certificate of Incorporation for Ricafuerte Mining Corp. dated April 24, 1987.

1.3*	Form 21 filed September 16, 1994 regarding Special Resolutions and Altered Memorandum, changing the Company's name from Ricafuerte Mining Corp. to Gee-Ten Ventures Inc., consolidating the Company's shares on a 3.5 to 1 basis and increasing the authorized capital to 100,000,000 common shares without par value.
1.4*	Certificate of Change of Name dated September 16, 1994 changing the Company's name from Ricafuerte Mining Corp. to Gee-Ten Ventures Inc.

 4.1*            Agreement effective May 1, 1987, between Ricafuerte Mining Corp. and Carver Management Services Inc.

4.2*	Escrow Agreement dated March 11, 1997, among Montreal Trust Company of Canada and the Company and Jesus Martinez, Paul Shatzko, Carl Verley and Cesar Palencia.
4.3*	Assignment Agreement effective December 15, 1997, among Amerlin Exploration Services Inc. and American Ricafuerte Corp. 324788 B.C. Ltd., Gregory Sinitsin and Colin Godwin.

4.4	Purchase Agreement dated as of June 26, 2003 between the Company and Gestion Lemco Inc.
4.5	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Paul Shatzko
4.6	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Jesus Martinez
4.7	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Lawrence Moroz
4.8	Incentive Stock Option Agreement dated as of August 13, 2003 between the Company and Yaovi Bouka
4.9	Information Circular and Notice of Annual General Meeting dated October 24, 2003
8.1	List of Subsidiaries
11.1	Consent of Peter Christopher & Associates Inc.
12.1	Section 302 Certification
13.1	Section 906 Certification

*Incorporated by reference to the Company's Registration Statement on Form 20-F.

Exhibit 4.4

GEE-TEN VENTURES INC.

    298-1199 West Pender Street

   Vancouver, BC

          V6E 2R1

June 26, 2003

Gestion Lemco Inc.

528, avenue Centrale

C.P. 1667

Val d'Or, Quebec   J9P 5Y9

Dear Sirs:

Re:

Purchase of Chazel property in the La Sarre area of Abitibi by Gee-Ten Ventures.

This agreement (the "Agreement") sets forth the terms and conditions of our agreement whereby Gee-Ten Ventures ("the Company") will purchase a 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area (the "Chazel")(as more particularly described in Schedule "A" hereto) from Gestion Lemco Inc. ("Lemco").

In consideration of the sum of $10,000 paid by the Company to Lemco, the receipt and sufficiency of which is hereby acknowledged, and for other good and valuable consideration, the parties hereto agree as follows:

1.

PURCHASE AND SALE

1.1

Lemco hereby agrees to sell to the Company, and the Company hereby agrees to purchase from Lemco, an undivided 100% recorded and beneficial right, title and interest in and to the Chazel Property in consideration of the following:

i)

the issuance to Lemco of 800,000 common shares of the Company (the "Shares") to be issued at a deemed price of $0.22 per share.

1.2

The parties acknowledge that the Shares will be subject to applicable statutory hold periods and other restrictions on resale imposed in accordance with the policies of the TSX Venture Exchange and under the Securities Acts of the Provinces of British Columbia and Quebec.

1.3

Lemco shall  retain a 1.0% net smelter return royalty (N.S.R) on any ore production from the property. The Company may purchase the royalty at anytime by making a cash payment of $300,000.00

2.

REPRESENTATIONS AND WARRANTIES

2.1

The Company represents and warrants to Lemco that to the best of its knowledge, information and belief:

(a)

the Company was duly incorporated under the laws of the Province of British Columbia, is validly subsisting and in good standing, and has all requisite power and capacity to carry out its obligations under this Agreement;

(b)

subject to compliance with TSX Venture Exchange policies the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under, any of the terms of its incorporating documents or any agreement or instrument to which the Company is a party;

(c)

this Agreement has been or will be authorized by all necessary corporate action on the part of the Company;

(d)

the Company is not in default of any requirements of the British Columbia Securities Commission;

(e)

there are no actions, suits, proceedings or investigations in progress, pending or, to the knowledge of the Company and its directors and officers, threatened, against or affecting the Company, at law or in equity, before any court, arbitrator, regulatory body or federal, provincial, state, municipal or regional government or governmental authority, including any department, commission, board, bureau, administrative agency or similar body, domestic or foreign, which may materially adversely affect the Company or its financial condition, or which questions the validity or legality of the issuance of the Shares hereunder or any other action taken or to be taken by the Company pursuant to or in connection with this Agreement;

(f)

there is no adverse material information with respect to the Company which has not been generally disclosed;

(g)

at Closing, the Company will have taken all necessary steps to duly and validly issue the Shares;

(h)

the Shares will, at the time of issue, be duly created and validly issued as fully paid and non-assessable shares, free and clear of all liens, charges and encumbrances; and

(i)

During the period between the execution of this Agreement and Closing, the business affairs of the Company will be conducted in a commercially reasonable manner and all reasonably necessary efforts shall be made to preserve intact the business of the Company, its relationships with third parties, and the services of its existing officers, employees, and directors.

2.2

Lemco represents and warrants to the Company that:

(a)

Lemco beneficially owns any and all rights to the Chazel property including registered title as the original staker with the Government of the Province of Quebec, free and clear of all liens, charges and encumbrances;

(b)

there are no outstanding agreements or options to acquire or purchase any interest in the Chazel, and no person other than Lemco has any royalty or other interest whatsoever in the Chazel Property;

(c)

entering into this Agreement does not and will not conflict with, and does not and will not result in a breach of, any agreement or instrument to which Lemco is a party;

(a)

Lemco has due and sufficient right and authority to enter into this Agreement in accordance with this Agreement, and this Agreement has been or will be authorized by all necessary action on the part of Lemco; and

(b)

The Chazel property is in good standing under the Mining Laws of the Province of Quebec.

2.3

Lemco represents and warrants to the Company that there are no outstanding agreements or options to acquire or purchase any interest in the Chazel Property, and no person has any royalty or other interest whatsoever in the Chazel  Property (save and except that which is created in this Agreement and that which vests in Lemco itself).

3.

COVENANTS OF THE COMPANY

3.1

The Company covenants and agrees with Lemco that:

(a)

the Company will, as expeditiously as reasonably practicable prepare and file with the TSX Venture Exchange and the British Columbia Securities Commission all documents required to be filed in connection with the purchase and sale.

4.

CONDITIONS TO OBLIGATIONS OF SHAREHOLDERS

4.1

The obligations of Lemco are not subject to any conditions save and except the issuance of Shares.

5.

CONDITIONS TO THE OBLIGATIONS OF THE COMPANY

5.1

The obligations of the Company herein are expressly subject to the receipt of any required regulatory approvals by the Company on or before July 15, 2003 and are further subject to satisfactory due diligence investigations of Lemco and the Chazel Property on or before July 10, 2003 and the delivery by Lemco of a title opinion confirming that it is the recorded owner of the claims.

6.

RIGHTS AND OBLIGATIONS OF THE PARTIES

6.1

Upon execution of this Agreement, the Company shall take all reasonable steps to:

(a)

gain, prior to Closing, such approvals to this Agreement as may be required from the TSX Venture Exchange.

(b)

at any time prior to Closing, not do or permit to be done any act or thing which would or might in any way adversely affect the rights of Lemco hereunder; and

6.3

Upon execution of this Agreement, Lemco shall take all reasonable steps to:

(a)

not do or permit to be done any act or thing which would or might in any way adversely affect the rights of the Company hereunder;

(b)

ensure that the Company (through its ownership of the Chazel Property) will have, upon Closing, exclusive and quiet possession of the Chazel Property, without the occupation of the same or any part thereof by any other person; and

(c)

provide to the Company and its designated representatives (including legal counsel) any and  all reasonably requested agreements, documents, records, data and files (in written or electronic form) relating to the Chazel Property which are in the care, control and possession of Lemco.

7.

CLOSING

7.1

The closing of the purchase of the Chazel Property (the "Closing") shall occur on July 25, 2003 unless otherwise agreed by the Company and Lemco.

7.2

Upon or immediately after Closing, Lemco shall complete any and all filings with the Province of Quebec necessary to transfer registered title to the Chazel Property to the Company.

8.

MISCELLANEOUS

8.1

Any notice to be required or permitted hereunder will be in writing and delivered by hand delivery, facsimile transmission, or prepaid registered mail addressed to the party entitled to receive the same, or delivered to such party at the address specified below, or to such other address as either party may give to the other for that purpose.  The date of receipt of any notice, demand or other communication hereunder will be the date of delivery if delivered, the date of transmission if sent by facsimile, or, if given by registered mail as aforesaid, will be the date on which the notice, demand or other communication is actually received by the addressee.

If to the Company:

GEE-TEN VENTURES INC.

298-1199 West Pender Street

Vancouver, BC

V6E 2R1

If to GESTION LEMCO INC:

528, avenue Centrale, C.P. 1667

Val d'Or, Quebec   J9P 5Y9

Telephone:

(819) 825-6043

8.2

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and permitted assigns.

8.3

Each of the parties hereto agrees that it shall be responsible for its own legal expenses and disbursements relating to this Agreement.

8.4

Save and except as concerns applicable laws of the Province of Quebec concerning title to and transfer of mineral claims, this Agreement shall be interpreted and construed in accordance with the laws of the Province of British Columbia and the parties agree to attorn to the courts thereof.

8.5

All dollar figures in this Agreement are given in valid currency of Canada, unless otherwise specified.

8.6

This Agreement may be executed by facsimile and in counterpart.

8.7

All amendments to this Agreement must be in writing and signed by all of the parties hereto.

8.8

The interests, rights and obligations of the parties herein may not be assigned, sold, transferred or otherwise conveyed without the express written consent of the parties hereto.

If the above terms and conditions accurately record your understanding of our agreement, please so acknowledge by signing a copy of this Agreement in the space provided below turning the same to us at your earliest convenience.  Upon your execution thereof, this Agreement will constitute a legal and binding agreement subject to its terms.

Yours truly,

GEE-TEN VENTURES INC.

________________________

Authorized Signatory

The terms of the Agreement above are hereby read, understood, acknowledged and accepted by the undersigned, effective the 26th day of June , 2003.

_____________________________

FOR GESTION LEMCO INC.

Exhibit 4.5

INCENTIVE STOCK OPTION AGREEMENT

To:

Paul Shatzko (the "Optionee")

At:

1268 216th Street

Langley, BC

V2Z 1R2

For valuable consideration received, the undersigned issuer (the "Issuer") hereby gives and grants to the Optionee, upon the terms and conditions set out in Sections 1 through 16 attached, the sole and exclusive right and option to purchase that number of fully paid and non-assessable common shares of the capital stock of the Issuer for the price per share and during the period described below:

Number of Shares subject to option:

100,000

Price per Share:

$0.17

Term of Option:

This Agreement shall have a term of 2 years.

Relationship to Issuer:

The Optionee is a President and Director of the Issuer or its subsidiary.

Executed and delivered by and on behalf of the Issuer at Vancouver, British Columbia, effective February 11, 2003.

GEE TEN VENTURES INC.

Per:  _________________________________

Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until June 10, 2003.

During the hold period, the foregoing legend shall be endorsed on all certificates for shares issued on the exercise of the options herein granted.

INCENTIVE STOCK OPTION AGREEMENT

TERMS AND CONDITIONS

1.

The option granted pursuant to this Agreement is subject to the prior approval of:

a.

the TSX Venture Exchange (the "Exchange"), and

b.

the shareholders of the Issuer (the "Shareholders") if the Optionee is an insider ("Insider") of the Issuer (as defined in the Securities Act, R.S.B.C. 1996, c.418, as amended) (the "Act"),

and any amendments to this Agreement are subject to the prior approval of:

c.

the Exchange, and

d.

the Shareholders if the option as constituted and granted hereunder was approved by the Shareholders or the Optionee is an Insider at the time of the amendment.

Accordingly, the option granted pursuant to this Agreement and any amendments hereto may not be exercised prior to the required approvals having been obtained.

2.

Where the Optionee is not a Senior Officer as defined by the Act or a Director of the Issuer, the Issuer represents that the Optionee is a bona fide employee of the Issuer or its subsidiary, a consultant eligible for options under BC Instrument 45-507, or an employee of a management company providing services to the listed company (other than investor relations) or a corporation that is wholly-owned by one of the foregoing or a Director of the Issuer.

3.

In the event the Optionee ceases to act in his capacity as a Director or Employee with the Issuer or its wholly-owned subsidiary, as determined by the Issuer or the subsidiary, all the rights granted to him hereunder as to any of the shares optioned to him under this Agreement which have not yet been purchased, shall thereupon cease, terminate, and be of no further force and effect.

4.

In the event of the death of the Optionee during the term of this option, his personal representative shall be entitled to purchase all or any part of the optioned shares to which the Optionee would have been entitled pursuant to the provisions of this Agreement, for a period not exceeding one (1) year following the date of the death of the Optionee.

5.

The option hereunder granted shall be non-transferable and non-assignable and subject to section 4 hereof, shall be exercisable only by the Optionee by giving notice in writing addressed to the Issuer at its registered office, which notice shall specify therein the number of optioned shares in respect of which the option is being exercised and shall include payment therewith, by cash or certified cheque, of the full amount of the purchase price for the number of shares purchased.  Upon such exercise of the option, the Issuer shall forthwith cause the Registrar and Transfer Agent of the Issuer to deliver to the Optionee, or his agent, a Certificate or Certificates in the name of the Optionee representing in the aggre-gate such number of optioned shares as the Optionee purchases.

6.

Nothing herein contained shall obligate the Optionee to purchase or pay for any optioned shares except those optioned shares in respect of which the Optionee shall have exercised his option to purchase in the manner hereinbefore provided.

7.

In the event the issued and outstanding shares of the Issuer are changed by a stock dividend, subdivision, consolidation, reduction in capital or otherwise recapitalized or reclassified (whether in connection with a merger or otherwise but not in connection with any issuance of additional shares for a consideration) this option shall be adjusted (written notice of which adjustment shall be delivered to the Optionee or as the case may require, his personal representative at such last known address as may appear on the records of the Issuer) as follows:

a.

the number and class of shares subject hereto shall then be such as to permit the Optionee upon the exercise hereof to acquire the same equity in the Issuer as he would have acquired if immediately prior to such capital transaction he had been the holder of that number of shares then under option but not yet purchased and issued hereunder; and

b.

the purchase price of each such share shall then be increased or decreased proportion-ately as the case may require in order that the purchase price for the equity in the Issuer actually purchased shall be the equivalent of the purchase price for such equity immediately prior to such capital transaction.

8.

If the Issuer shall be dissolved or amalga-mated with another company into a new company or merged with another company so that such other company is the surviv-ing corporation, this option shall terminate; PROVIDED HOWEVER that the Optionee shall have the right between the time of the last required official action of shareholders and/or directors meetings and the final step consummating such dissolution, merger or amalgama-tion to exercise this option in whole or in part.

9.

This Agreement shall enure to the benefit of the Optionee and his heirs, executors and administrators and wherever reference is made to the Optionee, the same shall be construed to mean his personal legal representative, wherever the context so requires.

10.

The term of this Option Agreement shall be as stated in the certificate attached except as the same shall be amended in accordance with the terms and conditions herein.

11.

Wherever the singular or masculine are used throughout this Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

12.

Time shall be of the essence of this Agreement.

13.

This option may be terminated by the Issuer by notice in writing to the Optionee on the occurrence of any of the following events:

a.

if the Optionee engages in any act which con-stitutes a breach of any Securities Act having jurisdiction over the Issuer or any regulation or written policy statement imposed thereunder;

b.

if the Optionee engages in any act which con-stitutes a breach of any rule, by-law or written policy of any stock exchange having jurisdiction over the Issuer; or

c.

if the Optionee engages in any act which constitutes a breach of either the fiduciary duties of the Optionee to the Issuer or the terms of engagement or employment between the Optionee and the Issuer, the determination of such breach being in the sole discretion of the Board of Directors of the Issuer.

14.

Termination under section 13 shall be effective at the time of delivery of a notice of termination to the Optionee in accordance with this Agreement.

15.

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered, telegraphed or mailed by registered mail to the party to receive such notice at the address of the Optionee noted on the first page of this Agreement and at the registered address of the Issuer.  Any notice given as aforesaid shall be deemed to have been given if deliv-ered, when delivered, if telegraphed, on the second business day after the date of telegraphing, or if mailed, on the second business day after the date of mailing.  Either party may from time to time by notice in writing change its address for the purposes of this section.

16.

For the purposes of Section 74(2)(9) of the Act, the Issuer hereby declares that the Optionee is under no requirement to exercise the option herein granted, in whole or in part, in expectation or as a condition of the Optionee acting or continuing to act as a Director, or employee of the Issuer or its subsidiary as the case may require.

Exhibit 4.6

INCENTIVE STOCK OPTION AGREEMENT

To:

Jesus Martinez (the "Optionee")

At:

7645 Kilrea Crescent

Burnaby, BC

V5A 3N8

For valuable consideration received, the undersigned issuer (the "Issuer") hereby gives and grants to the Optionee, upon the terms and conditions set out in Sections 1 through 16 attached, the sole and exclusive right and option to purchase that number of fully paid and non-assessable common shares of the capital stock of the Issuer for the price per share and during the period described below:

Number of Shares subject to option:

100,000

Price per Share:

$0.17

Term of Option:

This Agreement shall have a term of 2 years.

Relationship to Issuer:

The Optionee is a Secretary and Director of the Issuer or its subsidiary.

Executed and delivered by and on behalf of the Issuer at Vancouver, British Columbia, effective February 11, 2003.

GEE TEN VENTURES INC.

Per:  _________________________________

Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until June 10, 2003.

During the hold period, the foregoing legend shall be endorsed on all certificates for shares issued on the exercise of the options herein granted.

INCENTIVE STOCK OPTION AGREEMENT

TERMS AND CONDITIONS

1.

The option granted pursuant to this Agreement is subject to the prior approval of:

a.

the TSX Venture Exchange (the "Exchange"), and

b.

the shareholders of the Issuer (the "Shareholders") if the Optionee is an insider ("Insider") of the Issuer (as defined in the Securities Act, R.S.B.C. 1996, c.418, as amended) (the "Act"),

and any amendments to this Agreement are subject to the prior approval of:

c.

the Exchange, and

d.

the Shareholders if the option as constituted and granted hereunder was approved by the Shareholders or the Optionee is an Insider at the time of the amendment.

Accordingly, the option granted pursuant to this Agreement and any amendments hereto may not be exercised prior to the required approvals having been obtained.

2.

Where the Optionee is not a Senior Officer as defined by the Act or a Director of the Issuer, the Issuer represents that the Optionee is a bona fide employee of the Issuer or its subsidiary, a consultant eligible for options under BC Instrument 45-507, or an employee of a management company providing services to the listed company (other than investor relations) or a corporation that is wholly-owned by one of the foregoing or a Director of the Issuer.

3.

In the event the Optionee ceases to act in his capacity as a Director or Employee with the Issuer or its wholly-owned subsidiary, as determined by the Issuer or the subsidiary, all the rights granted to him hereunder as to any of the shares optioned to him under this Agreement which have not yet been purchased, shall thereupon cease, terminate, and be of no further force and effect.

4.

In the event of the death of the Optionee during the term of this option, his personal representative shall be entitled to purchase all or any part of the optioned shares to which the Optionee would have been entitled pursuant to the provisions of this Agreement, for a period not exceeding one (1) year following the date of the death of the Optionee.

5.

The option hereunder granted shall be non-transferable and non-assignable and subject to section 4 hereof, shall be exercisable only by the Optionee by giving notice in writing addressed to the Issuer at its registered office, which notice shall specify therein the number of optioned shares in respect of which the option is being exercised and shall include payment therewith, by cash or certified cheque, of the full amount of the purchase price for the number of shares purchased.  Upon such exercise of the option, the Issuer shall forthwith cause the Registrar and Transfer Agent of the Issuer to deliver to the Optionee, or his agent, a Certificate or Certificates in the name of the Optionee representing in the aggre-gate such number of optioned shares as the Optionee purchases.

6.

Nothing herein contained shall obligate the Optionee to purchase or pay for any optioned shares except those optioned shares in respect of which the Optionee shall have exercised his option to purchase in the manner hereinbefore provided.

7.

In the event the issued and outstanding shares of the Issuer are changed by a stock dividend, subdivision, consolidation, reduction in capital or otherwise recapitalized or reclassified (whether in connection with a merger or otherwise but not in connection with any issuance of additional shares for a consideration) this option shall be adjusted (written notice of which adjustment shall be delivered to the Optionee or as the case may require, his personal representative at such last known address as may appear on the records of the Issuer) as follows:

a.

the number and class of shares subject hereto shall then be such as to permit the Optionee upon the exercise hereof to acquire the same equity in the Issuer as he would have acquired if immediately prior to such capital transaction he had been the holder of that number of shares then under option but not yet purchased and issued hereunder; and

b.

the purchase price of each such share shall then be increased or decreased proportion-ately as the case may require in order that the purchase price for the equity in the Issuer actually purchased shall be the equivalent of the purchase price for such equity immediately prior to such capital transaction.

8.

If the Issuer shall be dissolved or amalga-mated with another company into a new company or merged with another company so that such other company is the surviv-ing corporation, this option shall terminate; PROVIDED HOWEVER that the Optionee shall have the right between the time of the last required official action of shareholders and/or directors meetings and the final step consummating such dissolution, merger or amalgama-tion to exercise this option in whole or in part.

9.

This Agreement shall enure to the benefit of the Optionee and his heirs, executors and administrators and wherever reference is made to the Optionee, the same shall be construed to mean his personal legal representative, wherever the context so requires.

10.

The term of this Option Agreement shall be as stated in the certificate attached except as the same shall be amended in accordance with the terms and conditions herein.

11.

Wherever the singular or masculine are used throughout this Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

12.

Time shall be of the essence of this Agreement.

13.

This option may be terminated by the Issuer by notice in writing to the Optionee on the occurrence of any of the following events:

a.

if the Optionee engages in any act which con-stitutes a breach of any Securities Act having jurisdiction over the Issuer or any regulation or written policy statement imposed thereunder;

b.

if the Optionee engages in any act which con-stitutes a breach of any rule, by-law or written policy of any stock exchange having jurisdiction over the Issuer; or

c.

if the Optionee engages in any act which constitutes a breach of either the fiduciary duties of the Optionee to the Issuer or the terms of engagement or employment between the Optionee and the Issuer, the determination of such breach being in the sole discretion of the Board of Directors of the Issuer.

14.

Termination under section 13 shall be effective at the time of delivery of a notice of termination to the Optionee in accordance with this Agreement.

15.

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered, telegraphed or mailed by registered mail to the party to receive such notice at the address of the Optionee noted on the first page of this Agreement and at the registered address of the Issuer.  Any notice given as aforesaid shall be deemed to have been given if deliv-ered, when delivered, if telegraphed, on the second business day after the date of telegraphing, or if mailed, on the second business day after the date of mailing.  Either party may from time to time by notice in writing change its address for the purposes of this section.

16.

For the purposes of Section 74(2)(9) of the Act, the Issuer hereby declares that the Optionee is under no requirement to exercise the option herein granted, in whole or in part, in expectation or as a condition of the Optionee acting or continuing to act as a Director, or employee of the Issuer or its subsidiary as the case may require.

Exhibit 4.7

INCENTIVE STOCK OPTION AGREEMENT

To:

Lawrence Moroz (the "Optionee")

At:

5550 Adalbert

Montreal, Quebec

H4W 2B2

For valuable consideration received, the undersigned issuer (the "Issuer") hereby gives and grants to the Optionee, upon the terms and conditions set out in Sections 1 through 16 attached, the sole and exclusive right and option to purchase that number of fully paid and non-assessable common shares of the capital stock of the Issuer for the price per share and during the period described below:

Number of Shares subject to option:

50,000

Price per Share:

$0.17

Term of Option:

This Agreement shall have a term of 2 years.

Relationship to Issuer:

The Optionee is a Director of the Issuer or its subsidiary.

Executed and delivered by and on behalf of the Issuer at Vancouver, British Columbia, effective February 11, 2003.

GEE TEN VENTURES INC.

Per:  _________________________________

Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until June 10, 2003.

During the hold period, the foregoing legend shall be endorsed on all certificates for shares issued on the exercise of the options herein granted.

INCENTIVE STOCK OPTION AGREEMENT

TERMS AND CONDITIONS

1.

The option granted pursuant to this Agreement is subject to the prior approval of:

a.

the TSX Venture Exchange (the "Exchange"), and

b.

the shareholders of the Issuer (the "Shareholders") if the Optionee is an insider ("Insider") of the Issuer (as defined in the Securities Act, R.S.B.C. 1996, c.418, as amended) (the "Act"),

and any amendments to this Agreement are subject to the prior approval of:

c.

the Exchange, and

d.

the Shareholders if the option as constituted and granted hereunder was approved by the Shareholders or the Optionee is an Insider at the time of the amendment.

Accordingly, the option granted pursuant to this Agreement and any amendments hereto may not be exercised prior to the required approvals having been obtained.

2.

Where the Optionee is not a Senior Officer as defined by the Act or a Director of the Issuer, the Issuer represents that the Optionee is a bona fide employee of the Issuer or its subsidiary, a consultant eligible for options under BC Instrument 45-507, or an employee of a management company providing services to the listed company (other than investor relations) or a corporation that is wholly-owned by one of the foregoing or a Director of the Issuer.

3.

In the event the Optionee ceases to act in his capacity as a Director or Employee with the Issuer or its wholly-owned subsidiary, as determined by the Issuer or the subsidiary, all the rights granted to him hereunder as to any of the shares optioned to him under this Agreement which have not yet been purchased, shall thereupon cease, terminate, and be of no further force and effect.

4.

In the event of the death of the Optionee during the term of this option, his personal representative shall be entitled to purchase all or any part of the optioned shares to which the Optionee would have been entitled pursuant to the provisions of this Agreement, for a period not exceeding one (1) year following the date of the death of the Optionee.

5.

The option hereunder granted shall be non-transferable and non-assignable and subject to section 4 hereof, shall be exercisable only by the Optionee by giving notice in writing addressed to the Issuer at its registered office, which notice shall specify therein the number of optioned shares in respect of which the option is being exercised and shall include payment therewith, by cash or certified cheque, of the full amount of the purchase price for the number of shares purchased.  Upon such exercise of the option, the Issuer shall forthwith cause the Registrar and Transfer Agent of the Issuer to deliver to the Optionee, or his agent, a Certificate or Certificates in the name of the Optionee representing in the aggre-gate such number of optioned shares as the Optionee purchases.

6.

Nothing herein contained shall obligate the Optionee to purchase or pay for any optioned shares except those optioned shares in respect of which the Optionee shall have exercised his option to purchase in the manner hereinbefore provided.

7.

In the event the issued and outstanding shares of the Issuer are changed by a stock dividend, subdivision, consolidation, reduction in capital or otherwise recapitalized or reclassified (whether in connection with a merger or otherwise but not in connection with any issuance of additional shares for a consideration) this option shall be adjusted (written notice of which adjustment shall be delivered to the Optionee or as the case may require, his personal representative at such last known address as may appear on the records of the Issuer) as follows:

a.

the number and class of shares subject hereto shall then be such as to permit the Optionee upon the exercise hereof to acquire the same equity in the Issuer as he would have acquired if immediately prior to such capital transaction he had been the holder of that number of shares then under option but not yet purchased and issued hereunder; and

b.

the purchase price of each such share shall then be increased or decreased proportion-ately as the case may require in order that the purchase price for the equity in the Issuer actually purchased shall be the equivalent of the purchase price for such equity immediately prior to such capital transaction.

8.

If the Issuer shall be dissolved or amalga-mated with another company into a new company or merged with another company so that such other company is the surviv-ing corporation, this option shall terminate; PROVIDED HOWEVER that the Optionee shall have the right between the time of the last required official action of shareholders and/or directors meetings and the final step consummating such dissolution, merger or amalgama-tion to exercise this option in whole or in part.

9.

This Agreement shall enure to the benefit of the Optionee and his heirs, executors and administrators and wherever reference is made to the Optionee, the same shall be construed to mean his personal legal representative, wherever the context so requires.

10.

The term of this Option Agreement shall be as stated in the certificate attached except as the same shall be amended in accordance with the terms and conditions herein.

11.

Wherever the singular or masculine are used throughout this Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

12.

Time shall be of the essence of this Agreement.

13.

This option may be terminated by the Issuer by notice in writing to the Optionee on the occurrence of any of the following events:

a.

if the Optionee engages in any act which con-stitutes a breach of any Securities Act having jurisdiction over the Issuer or any regulation or written policy statement imposed thereunder;

b.

if the Optionee engages in any act which con-stitutes a breach of any rule, by-law or written policy of any stock exchange having jurisdiction over the Issuer; or

c.

if the Optionee engages in any act which constitutes a breach of either the fiduciary duties of the Optionee to the Issuer or the terms of engagement or employment between the Optionee and the Issuer, the determination of such breach being in the sole discretion of the Board of Directors of the Issuer.

14.

Termination under section 13 shall be effective at the time of delivery of a notice of termination to the Optionee in accordance with this Agreement.

15.

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered, telegraphed or mailed by registered mail to the party to receive such notice at the address of the Optionee noted on the first page of this Agreement and at the registered address of the Issuer.  Any notice given as aforesaid shall be deemed to have been given if deliv-ered, when delivered, if telegraphed, on the second business day after the date of telegraphing, or if mailed, on the second business day after the date of mailing.  Either party may from time to time by notice in writing change its address for the purposes of this section.

16.

For the purposes of Section 74(2)(9) of the Act, the Issuer hereby declares that the Optionee is under no requirement to exercise the option herein granted, in whole or in part, in expectation or as a condition of the Optionee acting or continuing to act as a Director, or employee of the Issuer or its subsidiary as the case may require.

Exhibit 4.8

INCENTIVE STOCK OPTION AGREEMENT

To:

Yaovi Bouka (the "Optionee")

At:

2093 de la Victoire

Laval, Quebec

H7M 3E7

For valuable consideration received, the undersigned issuer (the "Issuer") hereby gives and grants to the Optionee, upon the terms and conditions set out in Sections 1 through 16 attached, the sole and exclusive right and option to purchase that number of fully paid and non-assessable common shares of the capital stock of the Issuer for the price per share and during the period described below:

Number of Shares subject to option:

150,000

Price per Share:

$0.32

Term of Option:

This Agreement shall have a term of 5 years.

Relationship to Issuer:

The Optionee is a Director of the Issuer or its subsidiary.

Executed and delivered by and on behalf of the Issuer at Vancouver, British Columbia, effective August 13, 2003.

GEE TEN VENTURES INC.

Per:  _________________________________

Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until December 12, 2003.

During the hold period, the foregoing legend shall be endorsed on all certificates for shares issued on the exercise of the options herein granted.

INCENTIVE STOCK OPTION AGREEMENT

TERMS AND CONDITIONS

1.

The option granted pursuant to this Agreement is subject to the prior approval of:

a.

the TSX Venture Exchange (the "Exchange"), and

b.

the shareholders of the Issuer (the "Shareholders") if the Optionee is an insider ("Insider") of the Issuer (as defined in the Securities Act, R.S.B.C. 1996, c.418, as amended) (the "Act"),

and any amendments to this Agreement are subject to the prior approval of:

c.

the Exchange, and

d.

the Shareholders if the option as constituted and granted hereunder was approved by the Shareholders or the Optionee is an Insider at the time of the amendment.

Accordingly, the option granted pursuant to this Agreement and any amendments hereto may not be exercised prior to the required approvals having been obtained.

2.

Where the Optionee is not a Senior Officer as defined by the Act or a Director of the Issuer, the Issuer represents that the Optionee is a bona fide employee of the Issuer or its subsidiary, a consultant eligible for options under BC Instrument 45-507, or an employee of a management company providing services to the listed company (other than investor relations) or a corporation that is wholly-owned by one of the foregoing or a Director of the Issuer.

3.

In the event the Optionee ceases to act in his capacity as a Director or Employee with the Issuer or its wholly-owned subsidiary, as determined by the Issuer or the subsidiary, all the rights granted to him hereunder as to any of the shares optioned to him under this Agreement which have not yet been purchased, shall thereupon cease, terminate, and be of no further force and effect.

4.

In the event of the death of the Optionee during the term of this option, his personal representative shall be entitled to purchase all or any part of the optioned shares to which the Optionee would have been entitled pursuant to the provisions of this Agreement, for a period not exceeding one (1) year following the date of the death of the Optionee.

5.

The option hereunder granted shall be non-transferable and non-assignable and subject to section 4 hereof, shall be exercisable only by the Optionee by giving notice in writing addressed to the Issuer at its registered office, which notice shall specify therein the number of optioned shares in respect of which the option is being exercised and shall include payment therewith, by cash or certified cheque, of the full amount of the purchase price for the number of shares purchased.  Upon such exercise of the option, the Issuer shall forthwith cause the Registrar and Transfer Agent of the Issuer to deliver to the Optionee, or his agent, a Certificate or Certificates in the name of the Optionee representing in the aggre-gate such number of optioned shares as the Optionee purchases.

6.

Nothing herein contained shall obligate the Optionee to purchase or pay for any optioned shares except those optioned shares in respect of which the Optionee shall have exercised his option to purchase in the manner hereinbefore provided.

7.

In the event the issued and outstanding shares of the Issuer are changed by a stock dividend, subdivision, consolidation, reduction in capital or otherwise recapitalized or reclassified (whether in connection with a merger or otherwise but not in connection with any issuance of additional shares for a consideration) this option shall be adjusted (written notice of which adjustment shall be delivered to the Optionee or as the case may require, his personal representative at such last known address as may appear on the records of the Issuer) as follows:

a.

the number and class of shares subject hereto shall then be such as to permit the Optionee upon the exercise hereof to acquire the same equity in the Issuer as he would have acquired if immediately prior to such capital transaction he had been the holder of that number of shares then under option but not yet purchased and issued hereunder; and

b.

the purchase price of each such share shall then be increased or decreased proportion-ately as the case may require in order that the purchase price for the equity in the Issuer actually purchased shall be the equivalent of the purchase price for such equity immediately prior to such capital transaction.

8.

If the Issuer shall be dissolved or amalga-mated with another company into a new company or merged with another company so that such other company is the surviv-ing corporation, this option shall terminate; PROVIDED HOWEVER that the Optionee shall have the right between the time of the last required official action of shareholders and/or directors meetings and the final step consummating such dissolution, merger or amalgama-tion to exercise this option in whole or in part.

9.

This Agreement shall enure to the benefit of the Optionee and his heirs, executors and administrators and wherever reference is made to the Optionee, the same shall be construed to mean his personal legal representative, wherever the context so requires.

10.

The term of this Option Agreement shall be as stated in the certificate attached except as the same shall be amended in accordance with the terms and conditions herein.

11.

Wherever the singular or masculine are used throughout this Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

12.

Time shall be of the essence of this Agreement.

13.

This option may be terminated by the Issuer by notice in writing to the Optionee on the occurrence of any of the following events:

a.

if the Optionee engages in any act which con-stitutes a breach of any Securities Act having jurisdiction over the Issuer or any regulation or written policy statement imposed thereunder;

b.

if the Optionee engages in any act which con-stitutes a breach of any rule, by-law or written policy of any stock exchange having jurisdiction over the Issuer; or

c.

if the Optionee engages in any act which constitutes a breach of either the fiduciary duties of the Optionee to the Issuer or the terms of engagement or employment between the Optionee and the Issuer, the determination of such breach being in the sole discretion of the Board of Directors of the Issuer.

14.

Termination under section 13 shall be effective at the time of delivery of a notice of termination to the Optionee in accordance with this Agreement.

15.

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered, telegraphed or mailed by registered mail to the party to receive such notice at the address of the Optionee noted on the first page of this Agreement and at the registered address of the Issuer.  Any notice given as aforesaid shall be deemed to have been given if deliv-ered, when delivered, if telegraphed, on the second business day after the date of telegraphing, or if mailed, on the second business day after the date of mailing.  Either party may from time to time by notice in writing change its address for the purposes of this section.

16.

For the purposes of Section 74(2)(9) of the Act, the Issuer hereby declares that the Optionee is under no requirement to exercise the option herein granted, in whole or in part, in expectation or as a condition of the Optionee acting or continuing to act as a Director, or employee of the Issuer or its subsidiary as the case may require.

Exhibit 4.9

GEE-TEN VENTURES INC.

INFORMATION CIRCULAR

as at and dated October 24, 2003

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of Gee-Ten Ventures Inc. (the "Company") for use at the 2003 annual general meeting (the "Meeting") of members of the Company to be held on November 28, 2003, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company.  A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, facsimile no.: (604) 683-3694 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Montreal Trust Company of Canada or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting.  If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting.  As at the date of this information circular, management is not aware of any amendments, variations, or other matters.  If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on September 29, 2003, pursuant to the requirements of section 111 of the Company Act of British Columbia and section 4 of the "Regulation" to the Company Act.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value.  As at the date of this information circular, 11,499,142 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.  October 24, 2003, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	Number of Voting Securities	Percentage
CDS & Co	7,011,218	60.97%

* of record only - beneficial owners unknown

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of Tony M. Ricci, Chartered Accountant as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.  Tony M. Ricci, Chartered Accountant was first appointed as the Company's auditor on November 30, 1995.

Election of Directors

The persons named in the following table are management's nominees to the board.  Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
Dr. Paul Shatzko Langley, BC President and Director	Retired Radiologist; Self-Employed Businessman; Director of several public companies	August 20, 1990	578,517
Jesus Martinez Burnaby, BC Secretary and Director	Professional Mining Engineer	April 24, 1987	343,476
Lawrence Moroz Montreal, Quebec Director	Lawyer	June 27, 2002	Nil
Yaovi Bouka Montreal, Quebec Director	Financial Consultant	May 9, 2003	Nil

1

voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee.  Jesus Martinez, Paul Shatzko and Lawrence Moroz are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Dr. Paul Shatzko and Jesus Martinez are the Named Executive Officers of the Company as defined in Form 41 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company.  For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[2]
Dr.Paul Shatzko President	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$15,000 $15,000 $15,000
Jesus Martinez Secretary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$15,000 $15,000 $15,000

1

the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2

for further details, refer to the heading "Management Contracts" below

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended May 31, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options.  There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended May 31, 2003.

Management Contracts

The Company is party to a management contract with Carver Management Services Inc. of Vancouver, BC, whereby Carver Management Services Ltd. is engaged to perform management services at a cost of $2,500 per month.  Carver Management Services Ltd. is a company owned and controlled by Dr. Paul Shatzko and Jesus Martinez, both directors of the Company.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended May 31, 2003.

Interest of Insiders In Material Transactions

During the year ended May 31, 2003, the Company incurred management fees of $30,000 with a company controlled by both Dr. Paul Shatzko and Jesus Martinez.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options.  Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Stock Options

The TSX Venture Exchange ( the "Exchange") now requires that every company implement a stock option plan to govern the granting and exercise of incentive stock options for directors, employees and consultants.  As such, the directors of the Company wish to implement a "rolling" stock option plan (the "Plan") whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years ( or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer).  The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceeding the day on which the directors grant such options, less any discount permitted by the Exchange.  No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

The Plan will contain the following other provisions:

  all options will be non-transferable;

  no more than 5% of the issued shares may be granted to any one individual in any 12 month period;

  no more than 2% of the issued shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period;

  disinterested shareholder approval must be obtained for any reduction in the exercise price of an outstanding option, if the option holder is an insider; and

  options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

The Plan is subject to receipt of Exchange acceptance to its filing.

Reference should be made to the full text of the Plan which will be made available at the offices Kjeld Werbes Law Corporation, Suite 708-1111 West Hastings Street, Vancouver, BC, V6E 2J3 until the business day immediately preceeding the date of the Meeting.

Members will be asked to consider, and if thought fit to approve a resolution approving the Plan.

In addition, Exchange policy requires that a listed company must obtain "disinterested shareholders approval" (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

i)

a decrease in the exercise price of stock options previously granted to insiders; and

ii)

should the Company become Tier 1 Issuer, the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares; and

iii)

the grant to insiders; within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

It may occur that the Company will renegotiate outstanding stock options, or grant stock options from time to time during the next 12 months to insiders that in aggregate will exceed 10% of the Company's issued shares.  Accordingly, members will be asked to pass resolutions authorizing the directors to implement the above three items.  Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur.  Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of the price.

Stock Options Granted and Exercised in the Past Year

During the financial year ended May 31, 2003 the Company granted to its directors and senior officers the following incentive stock options, warrants, and other rights to purchase shares:

				Price Range in the 30 Day Period Preceding the Exercise of the Options
No. of Shares	Exercise Price	Date of Grant	Expiry Date	High	Low
847,000	$0.17	Feb 11/03	Feb 10/05	$0.20	$0.14

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting.  However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Paul Shatzko"

__________________________________
Paul Shatzko

President

GEE-TEN VENTURES INC.

NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 annual general meeting (the "Meeting") of members of Gee-Ten Ventures Inc. (the "Company") will be held in the Board Room, 708 - 1111 West Hastings Street, Vancouver, British Columbia on November 28, 2003, at the hour of 1:00 p.m. for the following purposes:

(a)

To receive and consider the report of the directors, the audited financial statements of the Company for the period ended May 31, 2003, and the report of the auditor thereon;

(b)

To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c)

To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(a)

To elect directors for the ensuing year;

(e)

To consider and, if thought fit, to approve

(i)

the establishment of any stock option plan proposed in the accompanying information circular, and

(ii)

the amendment of any past, present or future stock options, stock option agreements, or stock options granted pursuant to prior arrangements or the proposed stock option plan;

providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange"); and

(f)

To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Trust Company of Canada , Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.:  (604) 683-3694, or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 24st day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Paul Shatzko"

_____________________

Paul Shatzko,
President

PROXY

ANNUAL GENERAL MEETING OF MEMBERS OF

GEE-TEN VENTURES INC. (the "Company")

TO BE HELD AT

Suite 708-1111 West Hastings Street, Vancouver, BC, V6E 2J3

ON Friday, November 28, 2003 at 1:00 p.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Paul Shatzko, a President and Director of the Company, or failing this person, Jesus Martinez, a President and Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)
		For	Against
1.	To determine the number of Directors at 4
		For	Withhold
2.	To elect Paul Shatzko as Director,
3.	To elect Jesus Martinez as Director,
4.	To elect Lawrence Moroz as Director,
5.	To elect Yaovi Bouka as Director,
6.	To appoint Tony M. Ricci, Chartered Accountant as Auditors of the Company
		For	Against
7.	Approving acts of Directors
8.	Approving Incentive Stock Option Plan Resolution
9.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: __________________________________________

Please Print Name: ____________________________________

Date: ________________________________________________

Number of Shares
Represented by Proxy: _________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.  The mailing address of Computershare Trust Company of Canada is 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1 and its fax number is 1-862-249-7775.

Exhibit 8.1

LIST OF SUBSIDIARIES

1.

American Ricafuerte Corp., a Nevada corporation

Exhibit 11.1

CONSENT OF EXPERT

I hereby consent to the incorporation by reference to the annual report of Gee-Ten Ventures Inc. on Form 20-F of the description of my report dated July 29, 2002 on the Bald Mountain property in Nye County, Nevada and the inclusion of any extracts from, or summaries of, such report to the Form 20-F.

Dated:  November 25, 2003

/s/ Peter Christopher

Peter Christopher, PhD, PEng

Exhibit 12.1

CERTIFICATION

I, Paul Shatzko, certify that:

1.

I have reviewed this annual report on Form 20-F of Gee-Ten Ventures Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  November 25, 2003

/s/ Paul Shatzko

Paul Shatzko, President

(Principal Executive Officer and Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Gee-Ten Ventures Inc. (the "Company") on Form 20-F for the year ended May 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul Shatzko, President of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

November 25, 2003

/s/ Paul Shatzko

Paul Shatzko

President

(Principal Executive Officer and Principal Financial Officer)