Form 20-F
GEE TEN VENTURES INC
filed 2004-08-18
CIK 1076234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   May 31, 2004

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

Commission file number

0-29964

GEE-TEN VENTURES INC.

(Exact name of registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

525 Seymour Street, Suite 212, Vancouver, British Columbia, Canada, V6B 3H7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
n/a

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Number of outstanding shares of each of the Company’s classes of capital or common stock as of May 31, 2004:  14,177,142 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    x     No ______

Indicate by check mark which financial statement item the registrant has elected to follow.

Item   17         Item 18 ___x___

GLOSSARY OF TERMS		v
NOTE REGARDING FORWARD–LOOKING STATEMENTS		vii
CURRENCY AND EXCHANGE RATES		v
PART I		9
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
	ADVISERS	9
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3.	KEY INFORMATION	9
ITEM 4.	INFORMATION ON THE COMPANY	18
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	33
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	36
ITEM 8.	FINANCIAL INFORMATION	38
ITEM 9.	THE OFFER AND LISTING	39
ITEM 10.	ADDITIONAL INFORMATION	40
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
	MARKET RISK	51
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	51
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	52
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
	HOLDERS AND USE OF PROCEEDS	52
ITEM 15.	CONTROLS AND PROCEDURES	52
ITEM 16.	[RESERVED]	53
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	53
ITEM 16B.	CODE OF ETHICS	53

ITEM 16(C) PRINCIPAL ACCOUNTANT FEES AND SERVICES		57
ITEM (D) EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		58
ITEM (E) PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		58

-iii-

PART III		58
ITEM 17.	FINANCIAL STATEMENTS	58
ITEM 18.	FINANCIAL STATEMENTS	59
ITEM 19.	EXHIBITS	59

SIGNATURE PAGE

EXHIBIT INDEX

-iv-

GLOSSARY OF TERMS

Dyke	A tabular intrusive igneous rock that cuts across or along pre-existing country rock.
Dyke (Vein)	A long mass of eruptive rock, a dyke (vein) may consist of mineral deposits located between other rocks.
Felsic	Of or being a light-colored, igneous rock with a silica content of 70% or higher. Felsic rocks are generally rich in potassium feldspars, aluminum, and quartz.
flow through funds

Funds received from the sale of shares which meet certain criteria and qualify for flow through tax treatment for the purposes of the Income Tax Act (Canada).  Qualification as a “flow through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer.  Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow through shares on issue.  For US shareholders, there are no benefits of subscribing for flow through shares.

Grade	The amount of valuable mineral in each ton of ore, expressed as troy ounces per ton for precious metals and as a percentage for other metals.
ICA	Investment Canada Act
Intermediate	A descriptive term applied to igneous rocks that are transitional between basic and acidic with silica (SiO2) between 54% and 65%.
Lapilli	Literally, "little stones." Round to angular rock fragments, measuring 1/10 inch to 2 ½ inches in diameter, which may be ejected in either a solid or molten state.
Laterite	A highly weathered red soil rich in iron and aluminum oxides. Typically formed in a tropical to temperate climate where intense chemical weathering is common.
Mafic	Referring to a generally dark-colored igneous rock with significant amounts of one or more ferromagnesian minerals, or to a magma with significant amounts of iron and magnesium.
Metric Conversion	1 acre = 0.405 hectare 1 foot = 30.48 centimeters 1 mile = 1.609 kilometers 1 ton = 0.907 tonne 1 troy ounce = 31.103 grams 1 ounce per ton = 34.285 grams per tonne
Mineral Deposit	A deposit of mineralization which may or may not be ore, the determination of which requires a comprehensive feasibility study.

v

Mineralization	Rock containing minerals or metals of economic interest.
Mineralized material or mineralized deposits

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This deposit does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded and supports a designation as Proven/Probable Reserves.

Net smelter return royalty/NSR royalty

A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

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

Proven reserves	Reserves that can be accurately estimated by establishing the size, shape, and mineral content of an orebody by inspection and closely spaced samples.
Pyrite	A common sulphide mineral, shiny and yellow in color and composed of sulphur and iron, sometimes known as “fool’s gold”.
Pyroxenite	An igneous rock consisting primarily of a group of crystalline mineral silicates common in igneous rock and containing two metallic oxides.
Reserves	As defined by the Securities and Exchange Commission, that part of a mineral deposit which could be economically and legally extracted or produced at the time of reserve determination.
Reverse circulation	Drilling that produces rock chips rather than a core. This is faster and cheaper than diamond drilling, the chips are forced by air to the surface for analysis.
Sulphides	Compounds of sulphur with other metallic elements.

Supergene	Ores or mineralized material formed by secondary enrichment of hypogene mineralization typically overlying the hypogene zone.
Tuff	Rock formed of pyroclastic material.
Ton	Short ton (2,000 pounds)
Tonne	Metric tonne (1,000 kilograms)
Ultramafic	Igneous rocks made mostly of the mafic minerals hypersthene, augite, and/or olivine.
Volcanic Massive Sulphide

Mineralization in sulphide form (e.g., pyrite) containing a variety of metals such as zinc, lead, copper, silver, gold, cobalt and others (hence polymetalic) occurring in volcanic environments, i.e., rock originating from volcanoes.

Volcanogenic massive sulfide deposit	A mineral deposit of metallic sulfides formed directly through processes associated with volcanism, commonly in a submarine setting.

NOTE REGARDING FORWARD–LOOKING STATEMENTS

Certain statements in this document are “forward-looking statements”.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Such statements are included, among other places, in this document under the headings “Description of Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Trend Information”. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  These include, but are not limited to, the Company’s lack of revenues and history of operating losses; the Company’s insufficient cash reserves and need for additional financing by way of equity or debt; the lack of proven or probable mineral reserves; the potential for inaccurate estimates of mineralized material or production costs; risks associated with mineral exploration; the risks associated with the issuance of flow through shares; potential defects in title to properties; competition; currency fluctuations; environmental requirements and liability claims; fluctuations in mineral, resource and commodity prices; dependence on key personnel; potential conflicts of interests involving directors and officers; and the potential inability to enforce U.S. judgments against the Company and its officers and directors.  Some but not all forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors that could affect the operation or financial results of the Company are included in this document under “Item 3.D.- Risk Factors”.  Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, the Company cannot guarantee future results, performance and achievements or other future events.  The Company is under no duty to update any of its forward-looking statements after the date of this report.  Readers should not place undue reliance on such forward-looking statements.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

Set forth in the following table are selected financial data with respect to Gee-Ten Ventures Inc.’s (“Company”) financial condition and results of operation for the fiscal years ended May 31, 2000 to May 31, 2004.

The selected financial data have been extracted from, and are qualified by reference to the financial statements included herein at Item 18.  The financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For a reconciliation to accounting principals generally accepted in the United States (“U.S. GAAP”), see Note 10 to the Consolidated Financial Statements for the years ended May 31, 2004 and 2003.  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Fiscal Year Ended May 31,
	2004	2003	2002	2001	2000
	(In Canadian Dollars)

Revenue
Canadian GAAP	$1,561	$29	$48	$548	$1,471

Total Assets
Canadian GAAP	$445,142	$373,937	$85,138	$70,711	$40,472
U.S. GAAP	$118,529	$239,263	$65,521	$68,293	$38,050
Loss
Canadian GAAP	$639,538	$224,223	$168,203	$195,075	$222,857
U.S. GAAP	$8 46,852	$3 84,766	$230,710	$197,493	$288,663

Share Capital
Canadian GAAP	$3,421,719	$2,752,479	$2,226,058	$2,151,898	$1,741,192
U.S. GAAP	$3, 634,157	$ 2,949,542	$2,286,117	$2,279,416	$1,856,527

Shareholders’ Equity (Net Assets)
Canadian GAAP	$411,612	$285,378	($98,112)	($4,069)	($219,700)
U.S. GAAP	$84,999	$150,704	($117,729)	($6,487)	($222,122)

Loss Per Share[1]
Canadian GAAP	$0.05	$0.03	$0.03	$0.04	$0.05
U.S. GAAP	$0.07	$0.05	$0.04	$0.04	$0.07

Basic loss per share - Fully diluted loss per share has not been calculated due to its anti-dilutive effect, 14,177,142 shares of common stock outstanding as of May 31, 2004.

During the past five (5) fiscal years to date, the Company has not had any long-term obligations and has not declared any dividends.

The Company does not have preferred shares.

Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Bank of Canada. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

		Year Ended May 31

	2004	2003	2002	2001	2000

Average for Period	1.3422	1.5197	1.5674	1.5175	1.4728

The following table sets out the average exchange rates for one US $ expressed in terms of Cdn$ in effect at the end of the following periods.

			Canadian Dollars Per US Dollar

	June 2004	May 2004	April 2004	March 2004	February 2004	January 2004
Ave rage by Month	1.3602	1.3793	1.3422	1.3280	1.3297	1.2982
High(Cdn per US)	1.3623	1.3829	1.3467	1.3339	1.3352	1.3013

   Low(Cdn per US)      1.3539

         1.3733

     1.3370

              1.3236

           1.3241

                         1.2913

The exchange rate was $ 1.3289 Canadian dollars to each US dollar on July 28 , 2004.  The above information was obtained from the Bank of Canada and we believe closely approximate the rates certified for customs purposes by the Federal Reserve Bank in New York.

In this Form 20-F (“Annual Report”), unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  In addition, unless otherwise specified, all references to number of shares and issue, exercise or conversion prices have been adjusted to reflect a 3.5 to 1 consolidation of share capital effected on September 16, 1994.  The consolidation was effected by (i) obtaining shareholder approval by special resolution to the motion to consolidate on a 3.5 to 1 basis, (ii) filing notice of the proposal to consolidate with the TSX Venture Exchange and receiving their acceptance, and (iii) filing a certified copy of the special resolution and an altered memorandum with the British Columbia Registrar of Companies.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of its business.  The following factors should be considered:

Lack of Revenues; History of Losses

The Company has not recorded any revenues or net income from its operations nor has the Company commenced commercial production on any of its properties over the Company’s sixteen (16) year existence.  The Company has accumulated net losses of approximately $3,187,931 through May 31, 2004.  There can be no assurance that significant additional losses will not occur in the near future or that the Company will generate any revenues from mining operations or be profitable in the future.  The Company anticipates that its operating expenses and capital expenditures may increase significantly in subsequent years as it adds the consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties.  The amounts and timing of expenditures will depend on the Company’s ability to obtain financing on acceptable terms, the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as properties enter into commercial production, if at all, and generate sufficient revenues to fund its continuing operations.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  There can be no assurance that the Company will generate any revenues or achieve profitability.

Insufficient Cash Reserves; Need for Additional Funding

As of May 31, 2004, the Company’s cash balance totaled $69,278. and the working capital was $75,536..  During the year ended May 31, 2004, the Company raised money by the following ways:

(i) During the year-ended May 31, 2004, the Company completed a non-brokered private placement of 500,000 Units at $0.40 per unit for gross proceeds of $200,000. Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.50 per share for a period of one year expiring May 7, 2005. A finder’s fee of $20,000 was paid in connection with this private placement.

(ii) During Fiscal 2004, the Company received $88,740 for issuing 522,000 shares upon exercise of stock options

(iii) During Fiscal 2004 , the Company received $207,000 for issuing 1,806,000 shares upon exercise of share purchase warrants.

Unless the Company raises additional funds, it will only have , at best, sufficient working capital to fund its operations until the end of the calendar year ending December 31, 2004. The Company’s minimum and discretionary expenditures (other than exploration and development expenditures) from May 31, 2004 through May 31, 2005 are estimated to be $80,000 and $10,000, respectively. Approximately one-third (1/3) of the minimum expenditures are payable on a monthly basis, with the remainder payable throughout the year.  The minimum and discretionary expenditures do not include management fees of $30,000 per year.  Management has historically paid itself only when sufficient funds are available, otherwise these management fees accrue.

As of May 31, 2004, a total of $131,399 was spent on exploration work on the lode mining claims in Nye County, Nevada (“Bald Mountain Gold Property”) and NIL on the Quebec property.  Future mineral property acquisitions or exploration programs, if any, may also require additional financing.  If the Company’s exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production.  The only sources of funds presently available to the Company are the exercise of outstanding share purchase warrants and stock options by holders of such warrants or options, the sale of equity capital of the Company or the sale by the Company of an interest in its properties, in whole or in part.  While the Company may generate additional working capital through the development or sale of its properties in whole or in part, there is no assurance that any such funds will be available for operations or obtainable upon terms acceptable to the Company.  There can be no assurance that the Company will be successful in raising additional funds to fund its operations or that additional financing, if any, can be obtained on terms acceptable to the Company.

No Proven or Probable Reserves, Estimates of Mineralized Material and Production Costs May Be Inaccurate

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “reserves.”  The Company has not defined or delineated any proven or probable reserves on any of its properties.  Although the mineralized material estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

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

Mineral Exploration Risks; No Liability Insurance

Mineral exploration generally involves a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, cave-ins and other accidents, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences, against which it cannot insure, or may elect not to insure, may delay development or production, increase production costs or result in liability.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.  The Company does not maintain any form of liability insurance as protection against such risks.

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

No Mineral Producing Properties; Company is in Exploration Stage

The Company is an exploration-stage company.  There are no known ore reserves on the Company’s property and any work program on the property would be an exploratory search for ore grade mineralization.  There can be no assurance that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

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

Risk Associated with the Issuance of Flow Through Shares

In the past, the Company has financed its exploration activities and operations primarily through the issuance of equity, including flow-through shares.  Under the Income Tax Act (Canada), exploration companies are permitted to issue flow through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 24 months) and to flow through or “renounce” the related tax deduction to the investor.  In short, the proceeds from the issuance of flow through shares are restricted and required to be expended on “qualifying expenditures,” which are related to exploration.

In general, the Company has agreed to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the agreement.  In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment of their tax return for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of recession of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company would be required to pay a penalty and interest to Revenue Canada for failure to make and renounce such qualifying expenditures.

The Company’s flow through share agreements do not require the Company to maintain segregated bank accounts for such proceeds.  The Company is subject to audit by Revenue Canada as to the use of the proceeds, and the failure to hold proceeds in segregated bank accounts substantially increases the likelihood that such proceeds will be expended on non-qualifying expenditures.

Although the Company believes it has made the qualifying expenditures and renounced the related tax deduction for the benefit of the purchasers of its flow through shares, there can be no assurance that the Company has made or will make qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow through shares.

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

Political Uncertainty in Angola could prevent the Company from developing any mineral project interests it may have there

Angola has, in the past, experienced significant political, economic and social difficulties relating to its independence from colonial rule and a succeeding civil war.  The Angolan civil war ended in a cease fire treaty in April of 2002 and, in the time since, there has been a stable government in place.   This government has the stated goal of attracting foreign investment to the country and, to this end, has passed a series of laws designed to protect foreign investors’ interests.    At this time, there is no evidence of any insurgency or resumption of civil war in the country however, the Company can not be certain that its activities in Angola will not be affected, in the future, by political uncertainty or that it will be able to continue operations in Angola.

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

Volatility of Gold and Other Metal Prices

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or continue commercial production.  The price of gold has fluctuated in recent years.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major gold-producing regions.  Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations.  The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities.  The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals.  Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price.  If gold prices should decline below the Company’s expected cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue exploration activities.

The following table of the annual high, low and average London P.M. Fix illustrates the volatility of gold prices:

	Price Per Ounce
Year	High	Low
1989	US$416	US$356
1990	424	346
1991	403	344
1992	360	330
1993	406	326
1994	396	370
1995	396	372
1996	415	367
1997	367	283
1998	313	273
1999	325	253
2000	313	264
2001	293	256
2002	350	278
2003	417	320

The London P.M. Fix on July 28 , 2004, was US$ 393.60 per ounce.

Competition

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop and produce such properties; the labor to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  The Company’s inability to compete with other mining companies for these resources will have a material adverse effect on the Company’s results of operation and business.

Currency Fluctuations

The Company was incorporated under the laws of the Province of British Columbia and its financial results are quantified in Canadian dollars.  The Company raises equity funding through the sale of securities denominated in Canadian dollars, whereas exploration and development expenditures on the Bald Mountain Gold Property , for example, will be incurred in the U.S. Dollar, and the Company’s obligations for general administrative expenses are generally denominated in the Canadian Dollar. If the Canadian dollar were to decline as against the U.S. dollar may have a materially adverse effect on the Company’s business and results of operations.

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

Tax Consequences for U.S. Shareholders as a Result of the Company’s Status as a Passive Foreign Investment Company

Certain U.S. federal income tax legislation contains rules governing "passive foreign investment companies" (a "PFIC"), which can have significant adverse U.S. tax consequences to U.S. shareholders of foreign corporations. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in future fiscal years.

Certain U.S. income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax consequences on certain U.S. shareholders of foreign corporations. The Company believes that it qualifies as a PFIC for the current fiscal years and may qualify as a PFIC in future years.  Certain U.S. shareholders who hold stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. holder.  In addition, special rules apply if the Company qualifies as both a passive foreign investment company and a “controlled foreign corporation” and the U.S. shareholder owns, directly or indirectly, 10% or more of the total combined voting power of all classes of the Company’s shares.

Shares Reserved for Future Issuance; Dilution

As of July 13, 2004, the Company has reserved 1,000,000 common shares for issuance on the exercise of incentive stock options and has reserved 1,900,000 common shares for issuance on the exercise of warrants outstanding. If such options and warrants are fully exercised, such common shares would constitute 17% of the Company’s share capital.  The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.

Dependence on Key Personnel; Lack of Employment Contracts and Key-man Insurance

The business of the Company is highly dependent on Jesus R. Martinez and Dr. Paul Shatzko due to their contacts and knowledge of the mineral properties in which the Company has or is proposing to acquire interests.  The departure of Messrs. Martinez and Shatzko from the Company could have a material adverse effect on the business of the Company.  The Company is party to a management contract with Carver

Management Services Inc. (“Carver”) pursuant to which Carver is engaged to perform management services at a cost of $2,500 per month.  Carver is owned and controlled by Messrs. Martinez and Shatzko.  Other than the management contract with Carver, there are no employment contracts between the Company and Messrs. Martinez and Shatzko.  The Company does not maintain any key-man life insurance.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers of the following companies engaged in mineral exploration and development, and mineral property acquisitions:  Mountain Province Diamonds, Inc., Dasher Exploration Ltd. and Golden Fortune Investments Ltd.

To the extent that such other companies may participate in ventures in which the Company may participate, certain officers and/or directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms , although they may still execute any directors’ consent resolutions to indicate presence at a meeting of directors or consent to decisions made ..  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Potential Inability to Enforce U.S. Judgments against the Company or its Officers and Directors

The Company is incorporated under the laws of British Columbia, Canada and, all of the Company’s directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and development of the Company

The legal and commercial name of the Company is Gee-Ten Ventures Inc.

The Company is a mineral exploration company that was incorporated under the name Ricafuerte Mining Corp. under the laws of British Columbia, Canada on April 24, 1987, with an authorized capital of 20,000,000 common shares without par value.  On September 16, 1994, the Company changed its name to Gee-Ten Ventures Inc., consolidated its common shares on a 3.5-to-1 basis and altered its post-consolidation capital to consist of 100,000,000 common shares without par value. The consolidation was effected by (i) obtaining shareholder approval by special resolution to the motion to consolidate on a 3.5 to 1 basis, (ii) filing notice of the proposal to consolidate with the TSX Venture Exchange and receiving their acceptance, and (iii) filing a certified copy of the special resolution and an altered memorandum with the British Columbia Registrar of Companies.

The registered office of the Company is Kjeld Werbes Law Corporation at 708-1111 W. Hastings Street, Vancouver, British Columbia, Canada  V6E 2JS, telephone number (604) 669-3233.

Since the commencement of the Company’s last full fiscal year, there has been no material reclassification, merger or consolidation of the Company or any material changes in the mode of conducting its business.  Since June 1, 2002, the Company has not made any acquisitions or dispositions of material assets other than in the normal course of business.

The Company’s principal capital expenditures and divestitures during the last three financial years are as follows:

	2002	2003	2004
Additions to Mineral Property Acquisition Deferred Exploration Costs	$ NIL $ 2,448	$ 1,324 $ 113,728	$ 186,000 $ 5,939
Mineral Property Costs Written Off	Nil	Nil	Nil

The Company is currently negotiating with third parties regarding the exploration activities and associated costs related to such activities with respect to the Bald Mountain Gold Property.  The Company is presently engaged in preliminary deliberations regarding the exploration activities and associated costs related to such activities with respect to the Quebec Gold Property.  As a result, the Company does not have any principal capital expenditures currently in progress and it is difficult at this time to determine such expenditures and the geographic allocation of such expenditures in the near future.  Any such expenditures made by the Company will be financed from the Company’s working capital , when available.

During Fiscal 2004 the Company spent $278,534 in exploring and evaluating new mineral projects in Angola. Gee-Ten's representatives have identified pro jects of interest in Angola and signed seven (7) memorandums of understanding which allow Gee-Ten access to Endiama (the National Society of Diamonds in Angola which is roughly equivalent to a government department or ministry of mining and mineral resources responsible for foreign investment in this industry sector) records being maintained on the projects for the purpose of completing its due diligence.

The Company was represented, in reviewing Endiama records, by Mr. Bill Jarvis, P. Eng.

Seven (7) projects in Angola have been identified which were prospective for diamonds or gold.  These are: the Sambuege Project (Company: Societe Cafeta), the Lola Project (Company: Societe Cipex), the Massangano Project (Company: Consorcio Luachimo Mining), the Damba Project (Company: Societe Consorcio Luachimo Mining), the Canzama Project (Company: Societe Consorcio Luachimo Mining), the Lombe Project (Company: Societe Luba LDA),  and the Tchimpoia Project (Company: Tchimpoia LDA).   In the list of projects, the “Project” refers to the group of mining claims while the “Company” refers to the companies we contracted with in Angola which hold the claims and have entered into the individual Memoranda with the Company.

The seven Memoranda projects cover 3 alluvial type diamond concessions (Sambuege, Canzama, Tchimpoia), 3 kimberlite claims (Lola, Damba, Lombe), 2 kimberlite exploration projects (Sambuege and Tchimpoia) and a gold prospect (Massangano).

Gee-Ten's due diligence will continue under the direct technical supervision of Mr. Jarvis in consultation with Endiama's technical staff. Endiama is the equivalent of the mine ministry of Angola looking after foreign investment in Angola. By virtue of memorandums of understanding having been signed, Endiama will now provide all existing mine records, technical help and legal assistance to Gee-Ten in concluding possible joint venture agreements.

The Sambuege Project consists of 2,780 Km2 in Lunda Norte.  This project is located 40 km to the west and north west of kimberlites at Calonda, and is slightly further from the Luo and Catoca kimberlites located southeast.  The project area is within the Lucapa Graben.  Alluvial deposits within the Graben, typically from the Calonda formation, can be very diamondniferous where rivers and streams cut these diamondniferous gravels with diamonds concentrated into more likely economic grades.  Access to the project area is good with several villages and roads in the area.

The Tchimpoia Project comprises a section of the Rio Chicapa and its tributaries in the Province of Lunda Norte.  It is located upstream of Calonda and downstream of the diamondniferous kimberlites and alluvial diamond deposits at Luo and Catoca.  This project is located at approximately 40 km southeast of the Sambuege project.  Tchimpoia has possibilities for both alluvial diamond production and the discovery of primary kimberlites.

The Damba kimberlite project comprises an area of 210 Km2, located in the Lunda Norte Province.  It is between the Chicapa (to the east) and Luele Rivers 30 km southeast of the Sambuege Project.  It provisionally adjoins the Chipoya Project area and diamondniferous kimberlites are known to be present in the area.

Project Canzama is located in the Province of Lunda Sul, southeast of Lucapa and east and northeast of the mining operations at Luo and Catoca.  The project area, which is about 1,200 Km2, contains a section of the Luachimo River and the upper reaches of its tributaries.  The Luachimo River has been mined for diamonds downstream in the past in a section near to Lucapa and mining in that area may continue.  Diamondniferous kimberlites are known to be present in the general area.  The rivers to the west and east are the Chicapa and Luachimo.  It is an area of known active alluvial diamond mining activity.

The Lola project is a kimberlite region.  Endiama knows the location of one kimberlite on the concession and from past work on this property it is known that there is a large carbonatiques intrusive prospective for rare earth elements that suggests the prospect of at least two more or possibly three more intrusives.

Under the terms of the Memoranda, the Company and the other parties to the Memoranda were to enter into final partnership agreements on or before May 31, 2004. As at June 10, 2004 and as of the date of this Report on Form 20-F,  no final partnership agreements had not been entered into.

There has been no indication of any public takeover offers by third parties in respect of the Company’s common shares or by the Company in respect of other companies’ shares during the last or in the current fiscal year.

B.

Business overview

The Company is a mineral exploration company engaged directly and indirectly through its subsidiary in the acquisition and exploration of mineral properties and related undertakings.

The C ompany is an exploration stage company and has no mineral producing properties at this time.  All of the C ompany’s properties are exploration projects, and the C ompany has not received revenues from production during the last three fiscal years.  All work presently planned by the C ompany is directed at defining mineralization and increasing understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of the C ompany’s properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

The following is a description of the Company’s operations and its principal activities over the last three (3) fiscal years:

Fiscal 2001

During the fiscal year ended May 31, 2001 (“Fiscal 2001”), the Company entered into a memorandum of understanding (“MOU”) dated December 11, 2000, with Photon Communications Co., Ltd. (“Photon”) of Wuxi, China to explore the possibility of obtaining business opportunities involving The Wuxi National Hi-Tech Industrial Development Zone in China.  The opportunities would involve attempts to bring western technology into China in a synergistic business relationship.  One opportunity presented was involvement in the telecommunications industry.

Pursuant to the MOU, the Company advanced a total of $100,000 through a jointly administered account between the Company and Photon, of which $68,000 was utilized to finance expenses relating to the due diligence and investigative costs of the project.

Due to the downturn in the financial markets, specifically in the hi-tech sector, together with the Company’s lack of funds to sustain the expensive logistics of doing business abroad coupled with the diminished value of the Canadian dollar, the Company decided to concentrate on other projects within Canada rather than further invest in potential opportunities abroad.

Fiscal 2002

During the fiscal year ended May 31, 2002 (“Fiscal 2002”), Photon ceased and closed down its operations due to its unsuccessful completion of its online China hotel booking website. Accordingly, the Company has written-off its advances of $32,000 made to the jointly administered account between the Company and Photon.

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

In August 2002, the Company submitted a reactivation package to the Exchange, to have its inactive status lifted based on the merit of its Bald Mountain mineral property in Nevada, and conditional upon obtaining necessary financing for the exploration of the property. This application was subsequently approved by Exchange and the Company’s inactive status was removed effective February 13, 2003 during fiscal 2003 ..

Fiscal 2003

D uring the year ended May 31, 2003 (“Fiscal 2003”), the Company completed its re activatio n and satisfied its tier 2 maintenance requirements with the Exchange by completing two private placements and having its inactive status removed by the TSX Venture Exchange on February 13, 2003 as noted above .. The proceeds from the private placements w ere used to finance its exploration program on the Bald Mountain Gold Property.

The Company overall raised $415,350 through its three private placements during Fiscal 2003.

During Fiscal 2003, the Company staked an additional 26 mineral claims on the Bald Mountain Gold Property, and expended $115,057 on mineral properties and deferred exploration costs related to this property.   The Company is seeking a joint venture partner or other party who can help to fund further exploration and development of the Bald Mountain Gold Property.

Fiscal 2004

On June 26, 2003, the Company entered into an agreement with Gestion Lemco Inc. (“Lemco”) whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec (“Quebec Gold Property”). As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000.

In October 2003, the Company sent two representatives to Angola to review the possibility of acquiring a diamond prospect from E ndiama ( the National Society of Diamonds in Angola which is roughly equivalent to a government department or ministry of mining and mineral resources responsible for foreign investment in this industry sector ) .

During Fiscal 2004 the Company spent $278,534 in exploring and evaluating new mineral projects in Angola. Gee-Ten's representatives have identified projects of interest in Angola and signed seven (7) memorandums of understanding which allow Gee-Ten access to Endiama (the National Society of Diamonds in Angola which is roughly equivalent to a government department or ministry of mining and mineral resources responsible for foreign investment in this industry sector) records being maintained on the projects for the purpose of completing its due diligence.

The Company was represented, in reviewing Endiama records, by Mr. Bill Jarvis, P. Eng.

Seven (7) projects in Angola have been identified which were prospective for diamonds or gold.  These are: the Sambuege Project (Company: Societe Cafeta), the Lola Project (Company: Societe Cipex), the Massangano Project (Company: Consorcio Luachimo Mining), the Damba Project (Company: Societe Consorcio Luachimo Mining), the Canzama Project (Company: Societe Consorcio Luachimo Mining), the Lombe Project (Company: Societe Luba LDA),  and the Tchimpoia Project (Company: Tchimpoia LDA).   In the list of projects, the “Project” refers to the group of mining claims while the “Company” refers to the companies we contracted with in Angola which hold the claims and have entered into the individual Memoranda with the Company.

The seven Memoranda projects cover 3 alluvial type diamond concessions (Sambuege, Canzama, Tchimpoia), 3 kimberlite claims (Lola, Damba, Lombe), 2 kimberlite exploration projects (Sambuege and Tchimpoia) and a gold prospect (Massangano).

Gee-Ten's due diligence will continue under the direct technical supervision of Mr. Jarvis in consultation with Endiama's technical staff. Endiama is the equivalent of the mine ministry of Angola looking after foreign investment in Angola. By virtue of memorandums of understanding having been signed, Endiama will now provide all existing mine records, technical help and legal assistance to Gee-Ten in concluding possible joint venture agreements.

The Sambuege Project consists of 2,780 Km2 in Lunda Norte.  This project is located 40 km to the west and north west of kimberlites at Calonda, and is slightly further from the Luo and Catoca kimberlites located southeast.  The project area is within the Lucapa Graben.  Alluvial deposits within the Graben, typically from the Calonda formation, can be very diamondniferous where rivers and streams cut these diamondniferous gravels with diamonds concentrated into more likely economic grades.  Access to the project area is good with several villages and roads in the area.

The Tchimpoia Project comprises a section of the Rio Chicapa and its tributaries in the Province of Lunda Norte.  It is located upstream of Calonda and downstream of the diamondniferous kimberlites and alluvial diamond deposits at Luo and Catoca.  This project is located at approximately 40 km southeast of the Sambuege project.  Tchimpoia has possibilities for both alluvial diamond production and the discovery of primary kimberlites.

The Damba kimberlite project comprises an area of 210 Km2, located in the Lunda Norte Province.  It is between the Chicapa (to the east) and Luele Rivers 30 km southeast of the Sambuege Project.  It provisionally adjoins the Chipoya Project area and diamondniferous kimberlites are known to be present in the area.

Project Canzama is located in the Province of Lunda Sul, southeast of Lucapa and east and northeast of the mining operations at Luo and Catoca.  The project area, which is about 1,200 Km2, contains a section of the Luachimo River and the upper reaches of its tributaries.  The Luachimo River has been mined for diamonds downstream in the past in a section near to Lucapa and mining in that area may continue.  Diamondniferous kimberlites are known to be present in the general area.  The rivers to the west and east are the Chicapa and Luachimo.  It is an area of known active alluvial diamond mining activity.

The Lola project is a kimberlite region.  Endiama knows the location of one kimberlite on the concession and from past work on this property it is known that there is a large carbonatiques intrusive prospective for rare earth elements that suggests the prospect of at least two more or possibly three more intrusives.

Under the terms of the Memoranda, the Company and the other parties to the Memoranda were to enter into final partnership agreements on or before May 31, 2004. As at June 10, 2004 and as of the date of this Report on Form 20-F,  no final partnership agreements had not been entered into.

There can be no assurance that the Company will acquire any diamond project or that such pro jects will be available to the Company on terms acceptable to it.

Government Regulation

In Nevada, the Company’s projects are on unpatented lode claims located on U.S. federal public lands.  The right to use such claims is granted through the General Mining Law of 1872.  Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented claims is often uncertain.  This uncertainty rises, in part out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment.  Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government.  The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state laws and regulations.  In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.  In recent years, the United States Congress has considered a number of proposed amendments to the General Mining Law.  If adopted, such legislation could, among other things, impose a royalty on production from unpatented mining claims, reduce or prohibit the ability of a company to expand its operations and require a material change in the method of exploiting reserves located on mining claims.  All of the foregoing could adversely affect the economic and financial viability of the Company’s projects in Nevada.

Prior to conducting exploration work on federal ground, the Company is required to file an Annual Notice or Plan of Operations with the Bureau of Land Management.  Other legislation and regulations that may affect the Company’s activities in Nevada are administered through the Fish and Wildlife Service, the Forest Service and the Department of Labor, Mine Safety and Health Administration.

C.

Organizational structure

The Company has one (1) subsidiary, American Ricafuerte Corp., which was incorporated by the Company under the laws of Nevada to hold the Company’s interest in the Bald Mountain Gold Property.

GEE-TEN VENTURES INC. (British Columbia)

100%
American Ricafuerte Corp. (Nevada, USA)

Unless otherwise indicated herein, the term “Company” means collectively the Company and its subsidiary.

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

The Bald Mountain Gold Property is the subject of (i) a report dated September 24, 1998, prepared by Colin I. Godwin, PhD, PEng, PGeo., a copy of which is available for review at the offices of the Company; and (ii) a report dated July 29, 2002 prepared by Peter Christopher, PhD, PEng., a copy of which is also available for review at the offices of the Company together with a report dated  July 29, 2003 prepared by Peter Christopher, PhD, PEng. (“Christopher Report”).

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

Ricafuerte Mining Corp.’s initial exploration of the Bald Mountain Gold Property in 1987 consisted of soil and rock sampling. Further soil work and prospecting were carried out in 1988, 1989 and 1990.  In 1991, Ricafuerte Mining Corp. conducted a six hole reverse circulation drill program on the claims.  Saga Exploration Co. of Reno, Nevada was the drill contractor.  A Canterra CT 312 drill mounted on a rubber tired articulating carrier was utilized.  Drilling commenced September 14, 1991 and was finished September 21, 1991.  Average footage rate was 500 feet (150 m) per day of drilling.  Ground conditions encountered during drilling were excellent and all holes were drilled dry.  Sample interval was 5.0 feet (1.5 m).  Gold geochemical and 30 element ICP analytical work was conducted by Pioneer Laboratories Ltd. in Vancouver, B.C. for drill cuttings collected by Ricafuerte Mining Corp.

Ricafuerte Mining Corp. optioned the property to Rio Algom Exploration Inc. in 1992.  During 1992 and 1993, Rio Algom Exploration Inc. conducted reverse circulation drilling in 12 holes totaling a further 5990 feet (1826 m).  Ecklin Drilling was the drill contractor.  A buggy mounted drill was also utilized in that program.  Again ground conditions encountered during drilling were excellent and all holes were drilled dry.  Sample interval was 5.0 feet (1.5 m).  Cone Geochemical Inc. of Lakewood, Colorado did analytical work on drill cuttings sampled by Rio Algom Exploration Inc.  Rio Algom Exploration Inc. provided Ricafuerte Mining Corp. with their drill logs, assay data and geological map.

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

4.

Amerlin Exploration Services Inc. staked an additional 10 AAA lode claims in September 1997.

5.

Amerlin Exploration Services Inc. transferred the 16 unpatented AAA lode claims to American Ricafuerte Corp. in February 1998.

Exploration Expenditures

Exploration expenditures on the Bald Mountain Gold Property total about $CDN 320,536 .. These expenditures, from 1989 to 1997, have been by Ricafuerte Mining Corp., on behalf of Ricafuerte Mining Corp. by Rio Algom Exploration Inc., or by Ricafuerte Mining Corp.’s successor Gee-Ten Ventures Inc.

COMPANY	YEAR	EXPLANATION	US$	CDN$
Ricafuerte	1989	Mapping and geochemical sampling		$ 5,300
Ricafuerte	1991	Reverse circulation drilling (5 holes), assaying, etc.		63,550
Rio Algom	1992	Reverse circulation drilling (10 holes), assaying, mapping and geochemical sampling, etc.	$ 70,557	111,475
Rio Algom	1993	Reverse circulation drilling (2 holes), assaying, etc.	15,000*	23,700
Gee-Ten	1997	Induced polarization/resistivity/magnetic surveys	10,450	16,511
Gee-Ten	2003	Soil and vegetation geochemical surveys & induced polarization/resistivity/magnetic surveys		100,000
TOTAL IN CANADIAN DOLLARS				3 20,536

Notes: * is estimated cost; conversion factor for US$ to CDN$ used was 1.58.

Quebec Gold Property

On June 26, 2003, the Company entered into an agreement with Lemco whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec. As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000. A finder’s fee payable in either cash or shares or a combination of both shall be paid in connection with this transaction.

The Company intends to raise flow-through money to do exploration work on this property.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating results

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended May 31, 2002 through 2004 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.  As was noted earlier in this Annual Report, the Company’s financial statements have been prepared in accordance with Canadian GAAP.

Note 10 of the Consolidated Financial Statements of the Company included herein discusses some of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation’s financial statements.  Generally, under Canadian GAAP, exploration and development costs related to the Corporation’s mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the exploration costs related to the Corporation’s mineral properties under development are expensed as incurred.  As a result, net loss and net loss per share increase under U.S. GAAP to reflect the exploration and development expenses.  In addition, shareholder’s equity and total assets of the Corporation are decreased under U.S. GAAP because exploration costs related to the Corporation’s mineral properties are expensed as incurred.  In addition, under U.S. GAAP contingently cancellable escrow shares would not be included in the calculation of the weighted average number of shares outstanding during the year then ended and would not have been included in the calculation of loss per share which has the effect of increasing the loss per share.    Further, under U.S. GAAP, the Company would incur a compensation expense equal to the difference between the issue price of the releasable escrow shares and the fair market value at the Company’s year end, which has the effect of increasing net loss.  See Note 10 of the Consolidated Financial Statements for further details and differences between Canadian GAAP and U.S. GAAP.

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

Overview

The Company is an exploration-stage company engaged directly in the acquisition and exploration of mineral properties with the goal of developing them to a stage whereby they can be mined at a profit or developed to a stage that would interest a major mining company to take over the property or obtain control of the Company by way of stock purchase of the Company on the open market.  Development and production of the Company’s properties would commence only if warranted by exploration results.  The Company does not have producing properties at this time and as such is a highly speculative investment in this current market.

The Company has , under Canadian GAAP, total deferred exploration expenditures and acquisition costs of mineral properties of $131,399 and $195,214, respectively, as at May 31, 2004, compared to deferred exploration expenditures and acquisition costs of mineral properties of $125,460 and $9,214, respectively, as at May 31, 2003.

The recoverability of amounts shown for mineral properties and related deferred exploration expenditures is dependent upon:

  the discovery of economically recoverable mineral reserves;

  confirmation of the Company’s interest in the underlying mineral claims;

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

Results of Operations

The Company’s activities are primarily directed to exploration programs, and yearly variations in individual property costs generally reflect increases or decreases in specific exploration costs. A year-to-year comparison of the results of operations for the three (3) fiscal years ended May 31, 200 4 , 200 3 ,  and 200 2 , are as follows:

Fiscal 2003 compared to Fiscal 2004

During Fiscal 2004, the overall expenses increased to $641,099 from $224,252 during Fiscal 2003. This increase was mainly due to the following reasons: (a) the stock options based compensation costs during Fiscal 2004 was $114,032 as compared to $63,792 during Fiscal 2003. The main reason of this increased cost was that during Fiscal 2003 only the options granted to the consultants were used to calculate the stock options based compensation, whereas during Fiscal 2004 the options granted to everbody (including the directors and employees) were used to calculate the stock options based compensation(b) during Fiscal 2004 the Company spent $278,534 in trying to evaluate mineral properties in Angola and trying to make property deals in Angola (listed on the Consolidated Statements of Loss and Deficit as ‘Business evaluation costs’). No such costs were incurred during Fiscal 2003 (c) As compared to Fiscal 2003, during Fiscal 2004 the Company was much more active in its business activities due to which  it paid consulting fees of $21,518 (nil during Fiscal 2003); incurred office expenses of $36,399 ($18,987 during Fiscal 2003); incurred promotion and travel expenses of $45,081 ($13,303 during Fiscal 2003); incurred rent expenses of $23,013 ($8,940 during Fiscal 2003).

The Company performed exploration work in the amount of $5,939 on the Bald Mountain Gold Property in Fiscal 2004 compared to $113,728  expended in Fiscal 2003.

During each of Fiscal 2004 and 2003, the Company paid Carver Management Services, Inc. $30,000 for management fees.

During the year ended May 31, 2004, the Company raised $513,240 by the following ways:

(i) During the year-ended May 31, 2004, the Company completed a non-brokered private placement of 500,000 Units at $0.40 per unit for gross proceeds of $200,000. Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.50 per share for a period of one year expiring May 7, 2005. A finder’s fee of $20,000 was paid in connection with this private placement.

(ii) During Fiscal 2004, the Company received $88,740 for issuing 522,000 shares upon exercise of stock options

(iii) During Fiscal 2004 , the Company received $207,000 for issuing 1,806,000 shares upon exercise of share purchase warrants.

(iv) $17,500 were raised through the exercise of special warrants which resulted in issuance of 175,000 shares.

During Fiscal 2003, the Company settled debts aggregating $128,571 through the issuance of 989,000 common shares of the Company.  During Fiscal 2003, the Company completed the following private placements and raised $289,750 through them. The Company also received $108,100 for issuing 1,081,000 shares upon exercise of speciall warrants.:

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

Fiscal 2002 Compared to Fiscal 2003

During Fiscal 2003, the overall expenses increased to $224,252 from $168,251 during Fiscal 2002. This increase was a result of stock based compensation costs of $63,792 for options granted to consultants of the Company with the Company’s adoption as of June 1, 2002 of the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants, which require prospective application to all stock options granted on or after the date of adoption. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after June 1, 2002, using the fair value method. The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

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

B.

Liquidity and capital resources

As of May 31, 2004, the Company’s cash balance totaled $69,278 and working capital was $75,536. During the year ended May 31, 2004, the Company raised $513,240 by the following ways:

(i) During the year-ended May 31, 2004, the Company completed a non-brokered private placement of 500,000 Units at $0.40 per unit for gross proceeds of $200,000. Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.50 per share for a period of one year expiring May 7, 2005. A finder’s fee of $20,000 was paid in connection with this private placement.

(ii) During Fiscal 2004, the Company received $88,740 for issuing 522,000 shares upon exercise of stock options

(iii) During Fiscal 2004 , the Company received $207,000 for issuing 1,806,000 shares upon exercise of share purchase warrants.

(iv) $17,500 were raised through the exercise of special warrants which resulted in issuance of 175,000 shares.

Unless the Company raises additional funds, it will only have sufficient working capital to fund its operations until the end of calendar year 2004 approximately.. The Company’s minimum and discretionary expenditures (other than exploration and development expenditures) from May 31, 2004 through May 31, 2005 are estimated to be $80,000 and $10,000, respectively. Approximately one-third (1/3) of the minimum expenditures are payable on a monthly basis, with the remainder payable throughout the year.  The minimum and discretionary expenditures do not include management fees of $30,000 per year.  Management pays itself only when sufficient funds are available, otherwise these management fees accrue.  Aside from the Company’s cash balance, the Company has no material unused sources of liquid assets..  The Company does not have any bank debt and has no other restrictions on its cash flow other than ongoing operating expenses that amounted to approximately $641,099 for Fiscal 2004 compared to approximately $24,252 for Fiscal 2003.

During Fiscal 2004, the Company recorded a net loss of $0.05 per share, compared to a net loss of $0.03 per share in Fiscal 2003.

The Company’s activities in mineral exploration have been funded principally through sales of equity securities and this source of financing is anticipated to continue until the Company develops a cash flow from operations.  See “Forward Looking Statements.”  The ability of the Company to continue operations is dependent on the ability of the Company to continue to obtain financing.  The ability of the Company to access the capital markets or to enlist new joint venture partners is substantially determined by the success or failure of its exploration programs or the acquisition or disposition of projects.  The Company does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.

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

Please see “Item 4.A.—Information on the Company” and “Item 4.D.—Property, plants and equipment” for a description of planned or past mineral exploration activities.

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

The Company’s current exploration programs have not resulted in significant environmental disturbances on any of its properties.  More significant environmental concerns are anticipated if the Company moves forward to the mine development and production phases.  The costs involved in complying with local laws and regulations will be incorporated into applicable feasibility and development studies when appropriate.  More formalized systems and methods to ensure environmental compliance will be developed in conjunction with the feasibility and development programs.  The Company intends to comply, as a minimum, with World Bank standards related to environment matters regardless of local requirements.  Where local requirements exceed World Bank standards, the Company intends to follow local standards.

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

E.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F.

Tabular disclosure of contractual obligations

Not Applicable.

G.

Safe Harbour

Not Applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth certain information regarding the Company’s directors, senior management and employees during Fiscal 2003:

Name and Position	Commencement and Termination of Term of Office with the Company	Principal Occupation
DR. PAUL SHATZKO (1) Age 71 President and a Director	August 20, 1990	Retired Radiologist; Self-Employed Businessman
JESUS R. MARTINEZ (1) Age 66 Secretary and a Director	April 24, 1987	Self-Employed Professional Mining Engineer
LAWRENCE MOROZ (1) Age 55 Director	June 27, 2002	Self-Employed Lawyer.
YAOVI BOUKA Age 50 Director	May 9, 2003	Member of Canadian Council for Africa

(1)

Denotes member of the Audit Committee.

Certain of the directors and officers of the Company are also directors and/or officers of the following companies:

Name	Company	Position
Dr. Paul Shatzko (1)	Dasher Exploration Ltd.	Director since June 2002
	Global Sortweb.com Iciena Ventures Inc.	Director since July 1998 Director since March 2003

Lawrence Moroz	Golden Fortune Investments Ltd.	Director since February 2003

(1)Dr. Paul Shatzko and Jesus Martinez also control Carver Management Services Inc., a company that provides management services to the Company.  See “Interest of Management in Certain Transactions.”

Dr. Shatzko and Mr. Martinez each spend approximately one (1) day a week in their service as officers and directors of the Company.

There are no arrangements or understandings with major shareholders, customers suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B.

Compensation

The aggregate amount of compensation paid by the Company and its subsidiaries during Fiscal 2004, to all officers and directors, as a group, for services in all capacities was approximately $30,000.

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers.  The following information fairly reflects all material information regarding compensation paid to the Company’s directors and officers, which information has been disclosed to the Company’s shareholders in accordance with applicable Canadian law.

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

Compensation

The following table sets forth particulars concerning the compensation of the executive officers and directors for the Company’s during Fiscal 2004:

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	All Other Compensation ($)(1)
Dr. Paul Shatzko President	2004	Nil	Nil	Nil	15,000
Jesus Martinez Secretary	2004	Nil	Nil	Nil	15,000

Lawrence Moroz Director	2004	Nil	Nil	Nil	Nil
Yaovi Bouka Director	2004	Nil	Nil	Nil	Nil

(1) For further details, refer to the heading “Management Contracts” below.

Stock Options

During Fiscal 200 4 the following directors and officers were granted stock options to purchase a total of 200,000 common shares of the Company:

Name/Title	Amount of Common Shares Subject to Stock Options	Exercise Price	Expiration Date
Dr. Paul Shatzko, President/Director	100,000	$0.44	October 21, 2005
Jesus R. Martinez, Secretary/Director	100,000	$0.44	October 21, 2005

These stock options and the stock option plan of the Company are subject to regulatory approval, where necessary.

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

C.

Board Practices

Directors were elected at the last Annual General Meeting held on November 2 8 , 200 3 , and serve until the next Annual General Meeting of Shareholders, or until their successors are appointed.  Officers are appointed by the board of directors and serve at the pleasure of the board.  Please see “Item 6.A.—Directors, Senior Management and Employees” with respect to the duration of the time the directors and officers have served in office with the Company.  If any directors are added to the Board of Directors before the next Annual General Meeting or if any persons are appointed as successors to an existing Director, then under the provisions of the new Business Corporations Act (British Columbia) and the Company’s Articles, they also serve until the next Annual General Meeting of shareholders.

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

The Audit Committee is responsible for, among other things, monitoring the integrity and adequacy of the Company’s financial information, and for recommending to the Company’s board of directors the Audit Committee’s selection of independent auditors for the Company.

D.

Employees

During Fiscal 2002, 2003 and 2004 the Company has had only three (3) part-time contract workers (who are not on a fixed salary but bill the Company according to the amount of services performed), which were not directors, all located in Vancouver, British Columbia.  All three employees provide administrative services to the Company.

E.

Share ownership

The following table indicates the number of shares held beneficially by the executive officers, directors and all of the directors and executive officers of the Company as a group as of July 28 , 2004:

Person	Number Owned	Percent of Class
Dr. Paul Shatzko	5 6 2,017(1)	3. 87%
Jesus Martinez	660,976(2)	4.56%
Yaovi Bouka	150,000(3)	1.05%
Lawrence Moroz	50,000(4)	0. 35%

All officers and directors as a group	1,4 2 2,993(5)	9 .45% (7)

* Denotes less than one percent.

(1)

Includes 212,017 common shares, incentive stock options to purchase 100,000 common shares exercisable at $0.44 per common share, which expire on October 21, 2005 and warrants to purchase 250,000 common shares at $0.10 per common share until February 20, 2005.

(2)

Includes 335,976 common shares, incentive stock options to purchase 100,000 common shares exercisable at $0.44 per common share, which expire on October 21, 2005 and warrants to purchase 225,000 common shares at $0.10 per common share until February 20, 2005.

(3)

Includes incentive stock options to purchase 150,000 common shares at a price of $0.17 per common share, which expire on August 13, 2008.

(4)

Includes incentive stock options to purchase 50,000 common shares at a price of $0.17 per common share, which expire on February 11, 2005.

(5)

Includes incentive stock options to purchase a total of 200,000 common shares exercisable at $0.17 per common share, which expire on either February 11, 2005 or August 13, 2008; fully vested incentive stock options to purchase a total of 200,000 common shares exercisable at $0.44 per common share, which expire on October 21, 2005; warrants to purchase 475,000 common shares at $0.10 per common share until February 20, 2005

(6)

The incentive stock options in footnotes (1), (2) and (3) above vest over a period of 18 months.  As a result, not all are immediately available for exercise by their holder ..

(7)  Percent of class is calculated assuming that the individuals above have exercised their outstanding warrants and options and by including the resulting issued common shares in the issued and outstanding share capital of the Company.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal persons severally or jointly, and no shareholder beneficially owns greater than five percent of the Company’s common shares as of July 28 , 2004. The Company’s major shareholders do not possess different voting rights.

As at July 28 , 2004, there were 16 shareholders of the Company of record having addresses in the United States holding a total of 82,076 shares, representing approximately 0.6% of the Company’s outstanding common shares.

To the best of the Company’s knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

B.

Related party transactions

The following related party transactions occurred in Fiscal 2004:

During the year ended May 31, 2004, business evaluation costs of $10,000 (2003 – $nil) was paid or accrued to a director of the Company.

Dr. Paul Shatzko, the Company’s President and a director, and Jesus R. Martinez, the Company’s Secretary and a director, are the controlling shareholders of Carver Management Services Inc.  During Fiscal 2004 the Company paid Carver Management Services Inc. management fees of $30,000.

Jesus R. Martinez, the Company’s Secretary and a director, is a director of Golden Fortune Investments Ltd. (“Golden Fortune”).  During Fiscal 2004, the Company paid or accrued rent owed to Golden Fortune totaling $2,500.

During the year ended May 31, 2004, deferred exploration costs of $nil (2003: $101,786;  2002 - $13,500) was paid to a director of the Company through Amerlin Explorations Inc., a company having a director in common with the Company, being Carl Verley.  Mr. Verley is no longer a director of the Company having ceased in that capacity in Fiscal 2003.

The Company believes that the terms of all of these transactions were on terms as favorable as those terms which could have been negotiated with unaffiliated third parties.

Performance Shares and Escrow Securities

As of July 28 , 2004, 331,943 shares were held in escrow (“Escrow Shares”) by The Montreal Trust Company of Canada (“Escrow Agent”) pursuant to escrow agreements dated March 11, 1997 (“Second Escrow Agreement”) and August 31, 1990 (“First Escrow Agreement”) (collectively, “Escrow Agreements”), subject to the direction or determination of the Exchange or the Executive Director of the Securities Commission (British Columbia) (“Executive Director”) (collectively, “Regulatory Authorities”).  The shares were released on a pro rata basis.  The Escrow Shares, originally issued at a price of $0.01 per share, include those held by the following persons:

Shareholder	No. of Shares
Jesus Martinez	166,404
Dr. Paul Shatzko	101,163
Carl Verley	32,188
Cesar Palencia	32,188

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

(d)

an escrow shareholder who ceases to be a principal, dies or becomes bankrupt shall be deemed to have agreed, immediately prior to his ceasing to be principal, death or bankruptcy, as the case may be, to the transfer of his Escrow Shares to the party or parties designated by the directors of the Company by resolution at a price equal to the shareholder’s original acquisition price or deemed price for the Escrow Shares;

(e)

any shares not released from escrow created pursuant to the First Escrow Agreement within ten (10) years of the date of issue of the Escrow Shares must be surrendered for cancellation; and

(f)

any shares not released from escrow created pursuant to the Second Escrow Agreement within five (5) years of the date of issue of the Escrow Shares must be surrendered for cancellation.

The policies of the Regulatory Authorities provide for the release of 15% of the original number of Escrow Shares for every $100,000 expended by the Company on the exploration and development of its resource properties, except that not more than one-half (1/2) of the original number of Escrow Shares can be released in any twelve (12) month period.  Where administrative costs exceed 33% of total expenditures during the period on which the calculation is based, the pro-rata release factor of 15% is reduced to 7.5% and the percentage of the original number of performance shares available for release in any 12 month period will be reduced to 25%.  As a result, a maximum of 75,335 Escrow Shares may be released in any twelve (12) month period.

Loans or Guarantees

There are no outstanding loans or guarantees made by the Company to or for the benefit of any person that would require disclosure as a related party transaction under this Item 7.

C.

Interests of experts and counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company’s Consolidated Financial Statements are set forth under “Item 18.  Financial Statements”.

Legal Proceedings

There are no material legal or arbitration proceedings which may have or have had in the recent past significant effects on the Company’s financial position, which includes any governmental proceedings pending or known to be contemplated.

The Company has never paid any dividends and any earnings in the future will be re-invested in the development of the Company.  Under the Business Corporations Act (British Columbia) , the directors of a company who vote for, or consent to, a resolution authorizing the payment of a dividend if a company is insolvent or the payment renders the company insolvent are jointly and severally liable to the company to make good any loss of damaged suffered by the company as a result.

B.

Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and listing details

The Company’s common shares were traded on the Exchange under the symbol “GTV” as well as quoted on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “GEEVF”.

The following tables sets forth the low and high sales prices in Canadian funds as reported by the Exchange for the Company’s common shares for the last five years ended May 31:

YEAR ENDED	HIGH	LOW
May 31 ,2004	$0.62	$0.265
May 31, 2003	$0.48	$0.07
May 31, 2002	$0.28	$0.07
May 31, 2001	$0.99	$0.25
May 31, 2000	$0.62	$0.25

The following table sets forth the low and high sales prices in Canadian funds for the Company’s common shares on the Exchange for each full quarterly period within the fiscal years ended May 31, 2002 and 2001:

QUARTER ENDED	HIGH	LOW
4th Quarter Fiscal 200 4	0.62	0.335
3rd Quarter Fiscal 200 4	0.51	0.31
2nd Quarter Fiscal 200 4	0.62	0.28
1st Quarter Fiscal 200 4	0.44	0.24

4th Quarter Fiscal 200 3	0.48	0.30
3rd Quarter Fiscal 200 3	0.58	0.06
2nd Quarter Fiscal 200 3	0.13	0.07
1st Quarter Fiscal 200 3	0.18	0.11

The following table sets forth the low and high sales prices in Canadian funds as reported by the Exchange for the Company’s common shares during each of the most recent six (6) months:

MONTH ENDED	HIGH	LOW
June 30, 2004	0.38	0.275
May 31, 2004	0.56	0.36
April 30, 2004	0.62	0.365
March 31, 2004	0.47	0.335
February 29, 2004	0.51	0.31
January 30, 2004	0.43	0.32

The Company was first quoted on the OTCBB on July 11, 2000.  Since the Company was first quoted on the OTCBB, very few, if any, trades have been made in the Company’s common shares on the OTCBB.  On July 11, 2000, the bid price for the Company’s common shares was US$0.25 per share and the ask price for the Company’s common shares was  US$0.375 per share.  On July 28 , 2004, the bid price for the Company’s common shares was US$ 0.21 per share and the ask price for the Company’s common shares was  US$ 0.28 per share.

B.

Plan of distribution

Not applicable.

C.

Markets

The Company’s stock is not listed or traded on any other markets than those noted in Item 9.A. above.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expense of the issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company’s objects and purposes.

Directors’ Powers

Section 15.1 of the Articles of the Company (“Articles”) provides that a director who is directly or indirectly interested in a proposed contract or transaction with the Company, or who holds any office or possesses any property whereby a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his interest or of the conflict in accordance with the provisions of the Business Corporations Act (British Columbia) ..  Furthermore, section 15.2 provides that a director shall not vote in respect of a proposal, arrangement or contract in which the director is materially interested and if the director does vote that vote shall not be counted, but the prohibition does not apply to:

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

The exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Business Corporations Act, either generally or in respect of any particular contract or transaction or for any particular period.

Section 16.6 of the Articles provides that the quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors or, if the number of directors is fixed at one, shall be one director.

Section 12.2 of the Articles provides that the remuneration of the directors may be determined from time to time by the directors.  There are no restrictions in the Articles upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

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

The powers of the directors set forth in the Articles can be varied by amending the Articles.   Part 9, Division 1 of the Business Corporations Act provides that a Company may alter its Articles by filing with the registrar of companies a certified copy of a special resolution altering the Articles.  A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the C ompany.  Alternatively, such a resolution may be consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the C ompany.  Under the Business Corporations Act (British Columbia) , an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 12.3 of the Articles provides that a director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Business Corporations Act (British Columbia) , to become or act as a director.  Section 124 of Part 5, Division 1 of the Business Corporations Act (British Columbia) provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years;

(b)

found to be incapable of managing the person’s own affairs by reason of mental infirmity;

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

Under the Business Corporations Act (British Columbia) , every person who acts as a director of a company and who is not qualified to act as a director of the C ompany because of Section 124 commits an offence.

Section 1 20 of the Business Corporations Act (British Columbia) provides that every company must have at least one director, and a reporting company must have at least three directors.   The requirement that the Company have at least one British Columbia resident director and a majority of their directors resident in Canada was removed from British Columbia corporations law in late Fiscal 2004.

Section 13 of the Articles provides for the election and removal of a director.  The office of a director shall be vacated if the director (i) resigns his of her office by notice in writing delivered to the registered office of the Company; (ii) is convicted of an indictable offence and the other directors shall have resolved to remove the director; or (iii) ceases to be qualified to act as a director pursuant to the Business Corporations Act (British Columbia) ..  Section 13.9 of the Articles provides that the Company may by special resolution remove any director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his or her stead.

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

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, under the Business Corporations Act (British Columbia) requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of 75% of the votes cast.

Meetings

The Business Corporations Act (British Columbia), in Section 182,  provides that the Company must hold an annual general meeting at least once in every calendar year and not more than 1 5 months after the date that the last annual general meeting was held.  The Company must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  The Business Corporations Act (British Columbia) requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting.  Prior to each annual general meeting of its members the directors of the Company must place comparative financial statements for the last completed fiscal year, t he report of the auditor, and the report of the directors to the members.  The requirement that the financial statements be dated no more than six (6) months prior to the annual general meeting was removed from British Columbia corporations law in late Fiscal 2004.

The Business Corporations Act provides that one or more members of a company holding not less than 5% of the issued voting shares of the Company may give notice to the directors requiring them to call and hold a general meeting.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company’s articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

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

On June 26, 2003, the Company entered into an agreement with Lemco whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec. As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000. A finder’s fee payable in either cash or shares or a combination of both shall be paid in connection with this transaction.

D.

EXCHANGE CONTROLS

Canada has no system of currency exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of

Canadian businesses by a non-Canadian, as defined by the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of

Canada. The term "acquisition of control" is defined as one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business, or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an

"acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of

Canadian business with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors) and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transactions. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the agreement establishing the

World Trade Organization ("WTO") to provide for special review of thresholds for

"WTO investors", as defined in the ICA. "WTO investors" generally means:

(a) an individual, other than a Canadian, who is a member of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member.

(b) governments of WTO members; and

(c) entities that are not Canadian controlled, but which are WTO investor controlled as determined by the rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and general rules described above do not apply, to the acquisition of control of certain types of businesses specified in the ICA, including business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the

Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The

WTO Review Threshold is adjusted annually by using a formula relating to increases in the nominal gross domestic product of Canada. The 1996 WTO Review

Threshold is Cdn. $168,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the

Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, or non-WTO investor, is required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadian (other than WTO investors), and indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the

Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the assets of the Company is more than 50% of the value of the assets of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the C ompany and all other entities carrying on business in Canada, calculated in the manner provided by the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the threshold for a direct acquisition of control as discussed above will apply, that is, a WTO

Review Threshold of Cdn. $168,000,000 (n 1996) for a WTO investor or a threshold of CDN. $5,000,000 for non-Canadian other than a WTO investor. If the value exceeds that level the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares by the Company.

If an investment is renewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that the delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the

Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a) the effect of the investment on the legal economic activity in Canada,

including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b) the effect of the investment on exports from Canada;

(c) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d) the effect of the investment on productivity, industrial efficiency,

technological development, product innovation and product variety in Canada;

(e) the effect of the investment on competition within any industry or industries in Canada;

(f) the compatibility of the investment with national, industrial, economic, and cultural policies;

(g) the compatibility of the investment with national, industrial, economic, and cultural policies taking into consideration industrial, economic, and cultural objectives enunciated by the government of legislature of any province likely to be significantly affected by the investment; and

(h) the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA set certain time limits for the Director and the Minister. Within 45 days after a completed application has been received,

the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review

(unless the acquirer agrees to longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any period that is agreed upon between the acquirer and the

Minister). On the expiration of the 30 day period (or the agreed-upon extension), the Minister must quickly notify the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer my not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the

Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of

Canada, the Province of British Columbia, or in any constituent documents of the

Company on the right of non-Canadians to hold or vote the common shares of the

Company.

E.

TAXATION

Certain United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset,

as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations,

published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United

States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S.

Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends)

with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's

United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company,

they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.

There are currently no preferential tax rates for long-term capital gains for a

U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such

U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled,

at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the

Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code),

an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Canadian Federal Income Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any

Common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention

(1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company's understanding of the current published administrative and assessing practices of

Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular

Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the

Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the Shareholder provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock

Exchange is so prescribed), and that neither the Shareholder, nor one or more persons with whom the Shareholder did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt a Shareholder who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Shareholder on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base," as those terms are defined for the purposes of the Treaty, available to the Shareholder in Canada. The Treaty may not be

available to a non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United

States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency`s position that the

Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada

Customs and Revenue Agency for the account of the Shareholder.

We urge each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

F.

Dividends and paying agents

Not applicable.

G.

Statement by expert

Not applicable.

H.

Documents on display

Any documents referred to in this report may be inspected at the Company’s corporate offices at Suite 212-525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7, upon appointment during normal business hours.

The Company is required to file reports with the Securities Commission in the Province of British Columbia electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

The Company is subject to the informational requirements of the Exchange Act and it files reports, registration statements and other information with the Securities and Exchange Commission (“SEC”).  The Company’s reports, registration statements and other information can be inspected and copies at the public reference facilities maintained by the SEC at the following locations:

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Sensitivity

The Company’s current cash is held in Canadian dollars and its financial results are expressed in Canadian dollars while a significant portion of the Company’s current operations are conducted in U.S. dollars.  The Company does not currently engage in foreign currency hedging and its operations are subject to foreign currency fluctuations, and such fluctuations may materially affect the Company’s financial position and results of operations.

With respect to currencies to fund its operations in the United States, the Company transfers funds to its subsidiary on an “as needed” basis to avoid significant exposure to local currency fluctuations.  There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Commodity Price Sensitivity

The Company’s market value of its common shares can be subject to price risk due to changes in the market value of gold as it relates to the Company’s possible future sales revenues and carrying values of its resource properties.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Company’s common shares.

ITEM 15.

CONTROLS AND PROCEDURES

A.

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including its President, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13(a)-15(e) or 15d – 15(e) under the Exchange Act.  Based upon that evaluation, the President concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective in timely altering them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the reports the Company files or submits under the Exchange Act.

There were no significant changes made in the Company’s internal controls during the period covered by this Annual Report or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company’s management, including the President, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

B.

Changes in internal control over financial reporting

During the period covered by this report, there has been no change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 15.

Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in

US Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F,

have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the

Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.

(Reserved)

Item 16A

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. The

Company's audit committee does not have a financial expert as that term is defined in US SEC Rules and is not required to have such a financial expert under the terms of securities laws in its jurisdiction of incorporation, British Columbia.

Item 16B

Code of Ethics

The Company has adopted as its Code of Ethics the following “Code of Business Conduct”.

CODE OF BUSINESS CONDUCT

1. Introduction

In this Code of Business Conduct ("the Code"), the terms Gee Ten and "Company" mean Gee Ten Mining Ltd.. and all of its subsidiaries. The policies and procedures set forth in this Code govern the conduct of every aspect of the business of Gee Ten . While this Code provides a brief summary of the standards of conduct that are the foundation of Gee Ten 's business operations, it is not possible to cover all situations confronting Gee Ten personnel in the day to day conduct of their many activities. Gee Ten must rely on the individual judgment, common sense and personal ethical standards of all personnel to maintain a high standard of honesty and integrity in the conduct of Gee Ten business.

This Code applies to all members of the Board of Directors (the "Board," with the members referred to herein as "Directors"), officers and employees of Gee Ten and to all Gee Ten business locations. Any violation of this Code must be promptly reported to management at the appropriate level, including, if necessary and appropriate, to a supervisor, the President, a Director or Directors, or a member or members of the Audit Committee of the Board (the "Audit Committee"). The confidentiality of a report and the reporting person will be protected to the extent possible, consistent with the law and the requirements necessary to conduct an effective investigation of the conduct or matter, and no reporting person will suffer retaliation because of a report he or she makes in good faith and with respect to conduct or a matter which the reporting person reasonably believes constitutes a violation of this Code (except that appropriate disciplinary action may be taken against the reporting person if such person was involved in the violation).

2. General Policy

It is the policy of Gee Ten to conduct its business in compliance with applicable governmental laws, rules and regulations, with honesty and integrity, in a manner that demonstrates respect for all people and with a strong commitment to the highest standards of ethics. Gee Ten demands high standards of integrity and sound ethical judgment from its personnel at all times, and in performing their work for Gee Ten all personnel must comply with all applicable governmental laws, rules and regulations.

3. Conflicts of Interest

Directors, officers and employees of Gee Ten have a duty to avoid financial, business or other personal interests or relationships which might interfere, or even appear to interfere, with the interests of Gee Ten or make it difficult to perform their Gee Ten duties objectively and effectively. Directors, officers and employees should conduct themselves in a manner that avoids even the appearance of a conflict between their personal interests and those of the Company.

A conflict of interest situation may arise in many ways. It is not possible to discuss every circumstance that may lead to a conflict of interest, but the following examples are illustrative:

(a) Owning or holding a substantial financial interest in a company which has material business dealings with Gee Ten or which engages in any significant field of activity engaged in by Gee Ten .

(b) Acting as a director, officer, consultant or employee for any business enterprise with which Gee Ten has a competitive or significant business relationship, unless so requested or approved by the Company.

(c) Accepting gifts, payments, or services of significant value from those seeking to do business with Gee Ten .

(d) Knowingly competing with Gee Ten in the purchase or sale of property or diverting from Gee Ten a business opportunity in which Gee Ten has or is likely to have an interest.

(e) Placing of business with a firm owned or controlled by a Gee Ten employee, officer or Director without the prior specific approval of the Audit Committee and the Board.

It is Gee Ten 's policy that actual or apparent conflicts of interest must be avoided, and any material transaction or relationship involving a potential conflict of interest must be approved in advance by the Board. In addition, all related party transactions of Gee Ten must be reviewed and approved by the Audit Committee.

Conflicts of interest may also arise if an employee, officer or Director, or a member of his or her family, receives improper personal benefits as a result of his or her position with Gee Ten . Company loans to or guarantees of obligations of such persons are of special concern, and personal loans to executive officers and Directors are prohibited by the Sarbanes-Oxley Act of 2002. It is Gee Ten 's policy that such conflicts of interest involving improper personal benefits are prohibited.  No loans may be made to any person for the purpose of exercising incentive stock options granted by the Company.

4. Unauthorized Use of Company Property and Services

No employee, officer or Director may use any Company property or services for his or her own personal benefit, or for the personal benefit of anyone else. It should be noted that, with regard to some activities, there are both personal and Company benefits. These would include, for example, employee participation in continuing education programs. Therefore, any employee use of Company property or services which is not solely for the Company's benefit must be approved beforehand by the employee's immediate supervisor. Computer work stations and computer software are provided for the furtherance of Company business only. The Company's computer facilities should not be utilized for individual or outside projects for any purpose without the specific permission of your immediate supervisor. The Company's software programs are in many instances proprietary to the Company or are utilized by the Company through license and usage agreements with outside authors. Software programs should not be copied or transmitted by any means to any third party for private usage.

5. Accounting Records

Financial statements and the books and records on which they are based must accurately reflect all corporate transactions. All receipts and disbursements of Company funds must be properly recorded in the books, and records must disclose the nature and purpose of the Company's transactions. All records and transactions are subject to review by internal and external auditors. Full cooperation with the auditors is expected and under no circumstances will any relevant information be intentionally withheld from them.

The following requirements apply to all Company records:

(a) No undisclosed or unrecorded fund or asset of the Company shall be established for any purpose.

(b) No false or artificial entries shall be made in the books and records of the Company for any reason, and no employee or officer shall engage in any arrangement that results in such prohibited act.

(c) All transactions shall be executed in accordance with management's general or specific authorization.

(d) Transactions shall be properly recorded to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain accountability for assets.

(e) No payment on behalf of the Company shall be approved or made with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment.

Where any person associated with the Company becomes aware of an example of a breach of the statements above, they should bring this breach to their immediate supervisors attention or to the attention of the audit committee.

6. Political Contributions and Activities

Gee Ten encourages its employees to maintain an interest in political matters, but recognizes that participation in politics is primarily a matter of individual choice. Involvement and participation in political activities must be on an individual basis, on the employee's own time, and at the employee's own expense. Further, when an employee speaks on public issues, it must be made clear that comments or statements made are those of the individual and not the Company.

No Company funds or assets, including the work time of any employee, will be contributed, loaned, or made available, directly or indirectly, to any political party or the campaign of any candidate for political office.

7. Trade Secrets and Confidential Information

With regard to trade secrets and confidential information of Gee Ten , employees must be guided by loyalty to Gee Ten and prudence in maintaining the secrecy of such trade secrets and confidential information. Employees should take care to refuse to allow the public or any other company, including our competitors, to obtain improper access to trade secret and confidential information. The following policies should be followed:

(a) Confidential information and trade secrets should be discussed only on a need-to-know basis with other employees.

(b) Be careful to avoid inadvertent disclosures of information in the course of social conversations or normal business relations with suppliers and customers.

(c) Any disclosure of trade secret or confidential information outside of the Company should be done only when appropriate protective agreements have been signed which have been approved by Gee Ten ’s attorneys.

8. Employee Relations

Gee Ten 's policy is to provide good jobs and to operate under sound and legal personnel policies.   Our objective is to be equitable and fair in the treatment of all our employees in all situations. This includes the following:

(a) The selection and placement of any employee is based on that employee's qualifications, and such decisions are always made without regard to race, religion, national origin, sex, age or physical or mental disabilities (so long as the employee/applicant is qualified for and can perform the job).

(b) Compensation shall be in accordance with the employee's contribution to the Company, and compensation decisions shall also be made entirely independent of the considerations listed above.

(c) The Company will make every effort to provide a safe and healthy work environment for all employees. The Company will not tolerate any sexual harassment in the workplace, and appropriate disciplinary action will be taken should any instances of sexual harassment be discovered.

9. Drug and Alcohol Abuse

Company policy precludes the use or possession of any illegal drugs on Company property. Employees are also prohibited from being on Company property under the influence of illegal drugs.  Alcohol may not be brought or consumed on Company property without the consent of the executive officer of the Company and such consent will be given normally only for social functions such as a christmas party or retirement party, if then.

 10. Consultants

Gee Ten 's  policy is that all consultants that we retain should abide by the same code of business conduct as our employees. It is the responsibility of any Company employee retaining a consultant for any purpose to make sure the consultant is aware of our Code and agrees to abide by all of its provisions.

11. Disclosures in SEC Reports and Other Public Communications

The United States Securities and Exchange Commission (the "SEC") requires prompt public disclosure of material information about the Company. It is Gee Ten 's  policy that all disclosures to the public, including disclosures in reports and documents that the Company files with or submits to the SEC, press releases, speeches and investor and other public communications by the Company, will be full, fair, accurate, timely and understandable.

12. Insider Trading

Directors, officers and employees must not use for personal gain, or reveal outside of the Company, material information which is neither known nor available to the general public. Where doubt exists as to the advisability or disclosure, employees should seek guidance from an executive officer of the Company.

13. Discipline and Compliance

Failure to comply with this Code may result in disciplinary actions, including warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances. The responsibility for compliance with this Code , including the duty to seek interpretation when in doubt , rests with each person subject to this Code.

14. Searches

Gee Ten policy allows the use of any lawful method of investigation which Gee Ten believes is necessary to determine whether any person has engaged in conduct that interferes with or adversely affects Gee Ten 's business. This includes the theft of any Company property or any property of any Company employee or visitor. It also includes suspicion of possession of drugs, alcohol, firearms or anything else, the possession of which on Company property is prohibited or restricted. All Company employees are expected to participate in Gee Ten 's reasonable security efforts. Failure to do so may result in disciplinary action, including dismissal.

15. Questions and Interpretations

Routine questions concerning this Code should be directed to the employee's immediate supervisor. Requests for specific interpretations of this Code should be referred to any officer of the Company. The Code is intended to provide a general statement of Company policies and to provide guidance to Gee Ten personnel. No representation is made, however, either express or implied, that the policies stated in the Code are all the relevant policies, nor that they are a comprehensive, full or complete explanation of the laws, rules and regulations which are applicable to the Company and its personnel.

16. Changes to or Waivers from the Code

The Board shall review this Code as circumstances including those of the SEC.

Any changes to this Code and any waiver from this Code, including an implicit waiver resulting from inaction with respect to a reported or known violation of this Code, for an executive officer or Director of Gee Ten may be made only by the Board in writing and shall be promptly disclosed to Gee Ten ’s corporate counsel, shareholders and others as required by law and SEC rules and regulations.  Any other change or waiver may be made only by an executive officer of Gee Ten or the Board.

17. Summary dictate, and when necessary or desirable amend the Code to ensure that Gee Ten continues to comply with applicable laws, rules and regulations,

It is expected that all Gee Ten personnel will transact the Company's business with the highest standards of integrity. By maintaining a sensitivity to and an awareness of the ethical aspects of business, we can ensure that our business conduct in all respects is exemplary. Gee Ten and its employees enjoy an outstanding reputation. Adherence to this Code will uphold and enhance that reputation.

ITEM 16(C)

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

              The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was approximately Cdn $10,000 for each of the fiscal years ending May 31, 2004 and May 31, 2003.

              Tax Fees

              The aggregate fees billed in the fiscal year ending May 31, 2004 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning was approximately Cdn $500 primarily for review and preparation of the registrant’s Canadian tax returns and forms. This amount was approximately Cdn $500 for the fiscal year ending May 31, 2003 as well.

              Other than the tax related and audit related work described above, the registrant’s principal accountant has not performed any other services, and in particular has not performed any other non-audit related services, for the registrant.

ITEM 16(D)

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16(E)

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

See Item 18. “Financial Statements”

ITEM 18.

FINANCIAL STATEMENTS

The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 10 to the Financial Statements.

Financial Statements

Auditor’s Report dated June 10, 2004

Consolidated Balance Sheets at May 31, 2004 and 2003.

Consolidated Statements of Loss and Deficit for the Years Ended May 31, 2004, 2003, and 2002.

Consolidated Statements of Deferred Exploration for the Years Ended May 31, 2004, 2003, and 2002.

Consolidated Statements of Cash Flows for the Years Ended May 31, 2004, 2003, and 2002.

Notes to Consolidated Financial Statements for the Years Ended May 31, 2004 and 2003.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1*	Memorandum and Articles of Ricafuerte Mining Corp. dated April 24, 1987.
1.2*	Certificate of Incorporation for Ricafuerte Mining Corp. dated April 24, 1987.
1.3*

Form 21 filed September 16, 1994 regarding Special Resolutions and Altered Memorandum, changing the Company’s name from Ricafuerte Mining Corp. to Gee-Ten Ventures Inc., consolidating the Company’s shares on a 3.5 to 1 basis and increasing the authorized capital to 100,000,000 common shares without par value.

1.4*	Certificate of Change of Name dated September 16, 1994 changing the Company’s name from Ricafuerte Mining Corp. to Gee-Ten Ventures Inc.
4.1*	Agreement effective May 1, 1987, between Ricafuerte Mining Corp. and Carver Management Services Inc.
4.2*	Escrow Agreement dated March 11, 1997, among Montreal Trust Company of Canada and the Company and Jesus Martinez, Paul Shatzko, Carl Verley and Cesar Palencia.
4.3*	Assignment Agreement effective December 15, 1997, among Amerlin Exploration Services Inc. and American Ricafuerte Corp. 324788 B.C. Ltd., Gregory Sinitsin and Colin Godwin.

4.4*	Purchase Agreement dated as of June 26, 2003 between the Company and Gestion Lemco Inc.
4.5*	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Paul Shatzko
4.6*	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Jesus Martinez
4.7*	Incentive Stock Option Agreement dated as of February 11, 2003 between the Company and Lawrence Moroz
4.8*	Incentive Stock Option Agreement dated as of August 13, 2003 between the Company and Yaovi Bouka
4.9	Incentive Stock Option Plan for the Company
8.1	List of Subsidiaries
11.1	Consent of Peter Christopher & Associates Inc.
31	Section 302 Certifications
32	Section 906 Certifications

*Incorporated by reference to the Company’s Registration Statement on Form 20-F filed April 30, 2002, the annual amendments thereto and in subsequent reports on Form 6K

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

      Gee-Ten Ventures Inc.

      /s/ Paul Shatzko

      -----------------

Paul Shatzko,

President and CEO

      July 28 , 2004

EXHIBIT 31

CERTIFICATIONS UNDER SECTION 302 OF SARBANES-OXLEY

I, Paul Shatzko, certify that:

1. I have reviewed this annual report on Form 20-F of Gee-Ten Ventures Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of,

and for, the periods presented in this report;

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in

Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: July 28 , 2004

/s/ Paul Shatzko

- -----------------

President & C.E.O.

I, Pradeep Varshney , certify that:

1. I have reviewed this annual report on Form 20-F of Gee-Ten Ventures Inc ..;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of,

and for, the periods presented in this report;

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in

Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: July 28 , 2004

/s/ Pradeep Varshney

- -----------------

Chief Accounting Officer

EXHIBIT 32

CERTIFICATIONS UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the annual report of Gee-Ten Ventures Inc. (the "Company")

on Form 20-F for the fiscal year ending May 31, 2004 as filed with the

Securities and Exchange Commission on the date hereof (the "Report"), I, Paul Shatzko , President & C.E.O. of the Company, certify, pursuant to 18 U.S.C.

Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of

2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PAUL SHATZKO

- -----------------

Name: Paul Shatzko

Title: President & Chief Executive Officer

Ju ly 28 , 2004

In connection with the annual report of Gee-Ten Ventures Inc. (the "Company")

on Form 20-F for the fiscal year ending May 31, 2004 as filed with the

Securities and Exchange Commission on the date hereof (the "Report"), I, Jesus Martinez , Chief Accounting Officer of the Company, certify, pursuant to 18 U.S.C.

Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of

2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Pradeep Varshney

- -----------------

Name: Pradeep Varshney

Title: Chief Accounting Officer

Ju ly 28 , 2004

EXHIBIT 4.9

STOCK OPTION PLAN

GEE-TEN VENTURES INC.

STOCK OPTION PLAN

GEE-TEN VENTURES INC.

STOCK OPTION PLAN

1.

PURPOSE

The purpose of this stock option plan (the “Plan”) is to authorize the grant to service providers for Gee-Ten Ventures Inc. (the “Company”) of options to purchase common shares (“shares”) of the Company’s capital and thus benefit the Company by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

2.

ADMINISTRATION

The Plan shall be administered by the Board of Directors of the Company or a committee established by the Board of Directors for that purpose (the Committee”).  Subject to approval of the granting of options by the Board of Directors or Committee, as applicable, the Company shall grant options under the Plan.

3.

SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 12 hereof, the aggregate number of shares of the Company which may be issued and sold under the Plan will not exceed 1,150,000 shares.  The total number of shares which may be reserved for issuance to any one individual under the Plan may exceed 5% of the outstanding issue, subject to the total number of shares which may be reserved for issuance to any one individual in any 12 month period not exceeding 5% of the outstanding issue (on a non-diluted basis).  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

4.

LIMITS WITH RESPECT TO INSIDERS

a)

The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employee stock option plan or option for services, may not exceed 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

b)

The maximum number of shares which may be issued to an insider under the Plan, together with any other previously established or proposed share compensation arrangement, may not exceed 5% of the shares outstanding at the time of the grant, subject to the maximum number of shares which may be issued to any one insider and his or her associates in any 12 month period not exceeding 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

5.

ELIGIBILITY

Options shall be granted only to service providers for the Company.  The term “service providers for the Company” means (a) any full or part time employee (“Employee”) or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company (“Management Company Employee”); (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company (“Consultant”) or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (“Investor Relations Employee”) (any person in (a)(b), (c) or (d) hereinafter referred to as and “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bonafide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (British Columbia) from time to time.  Subject to the foregoing, the Board of Directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6.

LIMITS WITH RESPECT TO CONSULTANTS AND INVESTOR RELATIONS EMPLOYEES

a)

The maximum number of shares which may be reserved for issuance to any Consultant in any 12 month period under the Plan, any other employer stock option plans or options for services, shall 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

b)

The maximum number of shares which may be reserved for issuance to Investor Relations Employees in any 12 month period under the Plan, any other employer stock options plans or options for services, shall be no greater than in the aggregate 2% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

7.

PRICE

The purchase price (the”Price”) for the shares of the Company under each option shall be determined by the Board of Directors or Committee, applicable, on a basis of the market price, where “market price” shall mean the prior trading day closing price of the shares of the Company on any stock exchange on which the shares are listed or last trading price on the prior trading day on any dealing network where the shares trade, and where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.  In the event the shares are listed on the TSX Venture Exchange, the price may be the market price less any discounts from the market price allowed by the TSX Venture Exchange, subject to a minimum price of $0.10.

8.

PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 8 and paragraphs 9, 10 and 17 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof.  Options shall not be granted for a term exceeding five years.  The shares to be purchased upon each exercise of any option (the “optioned shares”) shall be paid for in full at the time of such exercise.  Except as provided in paragraph 9, 10 and 17 below, no option which is held by a service provider may be exercised unless the optionee is then a service provider for the Company.

9.

CESSATION OF PROVISION OF SERVICES

Subject to paragraph 10 below, in any optionee who is a service provider shall cease to be a service provider for the Company for any reason (whether or not for cause) the optionee may, but only within the period of ninety days, or thirty days if the service provider in an Investor Relations Employee, next succeeding such cessation and in no event after the expiry date of the optionee’s option, exercise the optionee’s option unless such period is extended as provided in paragraph 10 below.

10.

DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee’s option, the option therefore granted to the optionee shall be exercisable within, but only within, the period of one year next succeeding to optionee’s death.  Before expiry of an option under this paragraph 10, the Board of Directors or Committee, as applicable, shall notify the optionee’s representative in writing of such expiry.

11.

NON-ASSSIGNABILITY AND NON-TREANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferable by an optionee otherwise than by will or by laws of descent and distribution, and such option shall be exercisable, during the optionee’s lifetime, only by the optionee.

12.

ADJUSTMENTS IN SHARES SUBJECT TO PLAN OR PRICE

a)

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event any of the options granted under the Plan terminate due to a holder of an option no longer being eligible to hold an option or in the event the options expire and further in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company.  The options granted under the Plan may contain such provisions as the Board of Directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change.  If there is a reduction in the exercise price of the options of an insider of the Company, the Company will be required to obtain approval from disinterested shareholders.

b)

The exercise price of any options granted hereunder may not be decreased without disinterested shareholder approval and TSX Venture Exchange acceptance.

13.

AMENDMENT AND TERMINATION OF THE PLAN

The Board of Directors or Committee, as applicable, may at any time amend or terminate the Plan, but where amended, such amendment is subject to regulatory approval.

14.

EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Company.

15.

EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Company and the optionee shall give effect to the provisions of the Plan.

16.

EXERCISE OF OPTIONS

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Company at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign shares certificates for the optioned shares in the name of such optionee of the optionee’s legal personal representative or as may be directed in writing by the optionee’s legal personal representative.

17.

EXCHANGE HOLD PERIOD

Options exercised under this Plan shall be issued subject to a four month hold period from the date of grant and any certificates issued pursuant to the exercise prior to expiration of the hold period shall be legended in accordance with the requirements of the policies of the TSX Venture Exchange.

18.

VESTING RESTRICTIONS

Options issued under the Plan may vest at the discretion of the Board of Directors or Committee, as applicable, provided that

(a)

the number of shares which may be acquired pursuant to the Plan shall not exceed a specified number or percentage during the term of the optionee;

(a)

if the shares are listed on the TSX Venture Exchange the options shall vest no more frequently than equally on a quarterly basis over a period of not less than 18 months and if the shares are listed on any other stock exchange, the shares shall vest in accordance with the requirements of such exchange, and

a)

options issued to Investor Relations Employees must vest in stages over not less than 12 months with no more than one-quarter (1/4) of the options vesting in any three month period.

19.

NOTICE OF SALE OF ALL SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

a)

the Company seeks approval from its shareholders for a transaction which, if completed, would constitute as Acceleration Event; or

b)

a third party makes a bona fide formal offer or proposal to the Company or its shareholders which, if accepted, would constitute as Acceleration Event the Company shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the Board of Directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 12 hereof,

i)

the Board of Directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal; and

ii)

the Board of Directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfillment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

i)

the acquisition by any “offeror” (as defined in of the Securities Act of British Columbia of beneficial ownership or more than 50% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise;

ii)

any consolidation or merger of the Company in which the Company is not the continuing or surviving Company or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving Company immediately after the merger;

iii)

any sale, lease exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the assets of the Company; or

iv)

the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company.

20.

RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

21.

GOVERNING LAW

This Plan shall be construed in accordance and be governed by the Laws of the Province of British Columbia and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

22.

EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not bee exercised.

EXHIBIT 8.1

LIST OF SUBSIDIARIES

The Company has one (1) subsidiary, American Ricafuerte Corp., which was incorporated by the Company under the laws of Nevada to hold the Company’s interest in the Bald Mountain Gold Property.

GEE-TEN VENTURES INC. (British Columbia)

100%
American Ricafuerte Corp. (Nevada, USA)

EXHIBIT 11.1

CONSENT OF EXPERT

I hereby consent to the incorporation by reference to the annual report of Gee-Ten Ventures Inc. on Form 20-F of the description of my report dated July 29, 2002, as amended, on the Bald Mountain property in Nye County, Nevada and the inclusion of any extracts from, or summaries of, such report to the Form 20-F.

Dated effective: July 28, 2004

/s/ Peter Christopher

Peter Christopher, PhD, PEng.